02033852

RECD S.E.C.
MAY 6 - 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

(Commission File No. 1-15250)

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

Bank Bradesco
(Translation of registrant's name in English)

Cidade de Deus, s/n, Vila Yara
06029 Osasco, SP
Federative Republic of Brazil
(Address of Principal Executive Offices)

PROCESSED
MAY 15 2002
P THOMSON FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

Bradesco

Report on Economic and Financial Analysis

March 2002



2

Main Indicators of the Brazilian Financial markets (%)

Index	2000 1st Qtr.	2000 4th Qtr.	2001 1st Qtr.	2001 4th Qtr.	2002 1st Qtr.
CDI	4,38	3,67	3,56	4,37	4,20
IBOVESPA - Average	4,59	(5,02)	(7,15)	28,12	(2,38)
Commercial Dollar	(2,33)	6,06	10,55	(13,14)	0,14
IPCA - IBGE	0,97	1,05	1,42	2,21	1,49
TJLP	2,87	2,35	2,22	2,41	2,41

Compulsory Deposit Rates (%)

Index	2000 1st Qtr.	2000 4th Qtr.	2001 1st Qtr.	2001 4th Qtr.	2002 1st Qtr.
Demand Deposits	55	45	45	45	45
Time Deposits	–	–	–	10	10
Saving Deposits	15	15	15	15	15

Rates and Ratios (%)

Index	2000 1st Qtr.	2000 4th Qtr.	2001 1st Qtr.	2001 4th Qtr.	2002 1st Qtr.
Income Tax Rate	25	25	25	25	25
Social Contribution Rate	9	9	9	9	9
PIS	0,65	0,65	0,65	0,65	0,65
COFINS	3,00	3,00	3,00	3,00	3,00
Legal Reserve on Net Income	5	5	5	5	5
Ratio Limit of Fixed Assets Investments (*)	70	70	70	70	70
Basle Ratio Limit (*)	11	11	11	11	11

(*) On adjusted stockholders' equity.

Highlights for the Period
Consolidated Information

1

Balance Sheet

	R$ million			
	2000	2001		2002
	December	March	December	March
Total assets	94,878	96,902	110,116	119,224
Securities and interbank investments	35,428	35,112	43,799	43,813
Credit and leasing operations	38,872	41,134	44,444	49,546
Total deposits	36,469	35,784	41,084	45,934
Demand deposits	7,501	7,404	8,058	8,126
Time deposits	10,564	10,822	14,675	19,385
Savings deposits	17,836	17,487	18,311	18,337
Interbank deposits	568	71	40	86
Subordinated debt	-	-	970	1,509
Technical reserves for insurance, private pension plans and special savings	10,338	10,956	13,854	14,524
Stockholders' equity	8,092	8,739	9,768	9,926

Statement of Income for the Period

	R$ million			
	2000	2001		2002
	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Net income	449	420	610	425
Recurring net income	403	420	610	425
Non-recurring net income	46	-	-	-
Financial margin	2,041	1,975	3,042	2,666
Gross profit from financial intermediation	1,691	1,561	2,422	2,033
Commissions and fees	819	895	874	861

Earnings per Thousand Stocks

	R$			
	2000	2001		2002
	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Net income (*)	0.32	0.29	0.42	0.30
Interest on own capital – common stocks / dividends (before income tax)	0.238	0.121	0.176	0.155
Interest on own capital – common stocks / dividends (net income tax)	0.202	0.103	0.154	0.132
Interest on own capital – preferred stocks / dividends (before income tax)	0.262	0.133	0.194	0.171
Interest on own capital – preferred stocks / dividends (net income tax)	0.222	0.113	0.170	0.145

(*) As of 4th quarter/2000, after 20% stock split and in the 1st quarter/2001, considers capital increase.

Net Book Value and Market Value (per Thousand Stocks)

	R$			
	2000	2001		2002
	December	March	December	March
Number of stocks – in millions (ON / PN)	1,392,036	1,445,436	1,440,546	1,437,678
Net book value (ON / PN)	5.81	6.05	6.78	6.90
Market value (ON / PN) (*)	12.50	10.46	11.28	12.69
Market value – common stocks (ON) (*)	11.46	9.43	10.20	11.34
Market value – preferred stocks (PN)(*)	13.53	11.49	12.36	14.04

(*) A stock split of 20% occurred in December 2000.

7

Market Capitalization (Number of Stocks x Market Value)


R$ million
6,456
13,275
17,386
15,119
16,249
18,244
12/31/1998
12/31/1999
12/31/2000
03/31/2001
12/31/2001
03/31/2002

Generation of Cash

	R$ million			
	2000	2001		2002
	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Net Income	449	420	610	425
(–) Results on investments in associated companies	(66)	2	(55)	(2)
(–) Exchange gain/loss	(66)	(129)	222	65
(+) Allowance for loan losses	349	414	620	633
(+) Technical reserves for insurance, private pension plans and special savings	877	638	1.310	537
(+) Securities valuation allowance	227	128	(392)	10
(+) Depreciation and amortization	196	138	134	131
TOTAL	1,966	1,611	2,449	1,799

Change in Number of Stocks (millions)

	Commom stock	Preferred stock	Total
Number of stocks outstanding as of December 31, 2001	730,599	709,947	1,440,546
(-) Treasury stock – Acquisition	(1,459)	(1,409)	(2,868)
Number of stocks outstanding as of March 31, 2002	729,140	708,538	1,437,678

Performance Ratios (annualized)

	%			
	2000	2001		2002
	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Return on equity (total)	24.1	20.7	27.4	18.3
Return on equity (recurring)	21.6	20.7	27.4	18.3
Return on average equity (recurring)	22.7	21.8	28.0	18.5
Return on assets (total)	1.9	1.7	2.2	1.4
Return on assets (recurring)	1.7	1.7	2.2	1.4

P.S.: Return on equity = net income in the quarter/stockholders' equity in the quarter, annualized.

Return on average equity = net income in the quarter/average stockholders' equity (daily) in the quarter, annualized.

Other Ratios

	2000 4th Qtr.	2001 1st Qtr. (%)	2001 4th Qtr. (%)	2002 1st Qtr.
Efficiency ratio (1)	62.5	58.4	50.2	53.4
Solvency ratio-Basle – Financial Consolidated (2)	13.3	13.4	15.4	15.2
Solvency ratio-Basle -Total Consolidated	11.9	12.2	13.8	13.6
Ratio limit of fixed assets to total stockholders' equity – Financial Consolidated (3)	56.0	55.4	53.9	64.0
Ratio limit of fixed assets to total stockholders' equity – Total Consolidated	52.2	47.8	48.4	51.2

(1) The non-recurring results are not considered for the purpose of calculating the efficiency ratio, as presented on page 34.
(2) Required minimum = 11% of adjusted Stockholders' equity.
(1) The non-recurring results are not considered for the purpose of calculating the efficiency ratio, as presented on page 34.
(2) Required minimum = 11% of adjusted Stockholders' equity.
(3) As of March 31, 2002, ratio limit of fixed assets to total stockholders' equity is limited to 70% of adjusted Stockholders' equity. This percentage will be decreased to 60% as of June 30, 2002 and 50% as of December 31, 2002.


Total Deposit per Employee (R$ thousand)
546
564
619
625
633
Total Deposit per Branch (R$ million)
13.8
14.2
15.8
15.7
15.9
Total Assets per Employee R$ (million)
1,478
1,559
1,642
1,676
1,642
Total Assets per Branch R$ (million)
37.5
39.4
41.8
42.2
41.3
Personnel Expenses per Employee (R$ thousand)
12
13
13
14
12
Personnel Expenses per Total Assets (%)
0.8
0.8
0.8
0.8
0.7
Employees per Branch, PAB, PAE (unit)
17.1
16.8
16.9
16.5
16.0
Administrative Expenses per Total Assets (%)
0.9
0.8
0.8
0.8
0.7
Funds under management per Employee (R$ thousand)
623
612
626
638
652
2001
2002
1st Qtr.
2nd Qtr.
3rd Qtr.
4th Qtr.
1st Qtr.

9

Assets Under Management and Own Working Capital

	2000	2001		2002
R$ million	December	March	December	March
Assets Under Management	52,997	56,266	59,042	64,452
Investment funds	38,097	40,814	41,905	47,361
Customer portfolios	14,900	15,452	17,137	17,091
Own working capital (Stockholders' equity (-) Permanent Assets)	4,004	4,689	5,359	4,180

Added Value

	2000	2001		2002
R$ million	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
ADDED VALUE (A+B+C)	1,516	1,486	2,006	1,675
A – Gross profit from financial intermediation	1,691	1,561	2,422	2,033
B – Commissions and fees	819	895	874	861
C – Other operating income (expenses)	(994)	(970)	(1,290)	(1,219)
DISTRIBUTION OF ADDED VALUE (D+E+F+G)	1,516	1,486	2,006	1,675
D – Employees	747	709	798	768
E – Government	320	357	598	482
F – Interest on own capital/Dividends to stockholders' (paid and provided for)	290	182	267	235
G – Profit Reinvestments	159	238	343	190

Customers - in millions of checking accounts


5.8
6.3
8.7
10.8
12.0
12.7
3.8
9.1
12.4
19.6
31.3
31.5
1997
1998
1999
2000
2001
March/2002
% of Internet Banking customers

Savings - In millions of accounts


16.0
20.0
23.6
26.5
27.4
26.1
1997
1998
1999
2000
2001
March/2002

Customer Service Network

	2001				2002	
	March		December		March	
	Branches	PABs/ PAEs(1)	Branches	PABs/ PAEs(1)	Branches	PABs/ PAEs(1)
Consolidated	2,586	1,247	2,610	1,384	2,884	1,654
Bradesco	2,204	1,019	2,405	1,241	2,419	1,299
BCN (2)	136	120	204	143	208	153
Baneb (3)	173	107	-	-	-	-
BEA	-	-	-	-	36	29
Boavista	73	1	-	-	-	-
Continental Banco	-	-	1	-	1	-
Mercantil de São Paulo	-	-	-	-	220	173
Banco Postal					37	
ATM - Bradesco Day and Night (BDN)	18,580		20,078		20,429	
Continental Promotora de Vendas	35		39		39	
Lojas de Crédito Mercantil (Mercantil Credit Shopping)	-		-		9	

(1) PAB (service post) and PAE (electronic service outlet) are installed exclusively in companies. PABs have, at least, an on-site bank clerk.
(2) Includes Boavista Branches converted into BCN Branches in April 2001.
(3) Baneb Branches were converted into Bradesco Branches in September 2001.

Credit Cards (in millions)

	2000	2001		2002
	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Number of credit cards	4.4	4.3	4.7	4.8
Total transaction value – in reais	1,704	1,615	1,827	1,725
Number of transactions	30.8	29.0	30.3	29.0

Investments in Infrastructure, Information Technology and Telecommunications

The investments for the expansion of functional capacity, infrastructure, information technology and telecommunications, in Organização Bradesco are aimed at maintaining the Customer Service Network modern, functional and secure and today distinguish the Bank among the most modern companies, including at the international level, constituting a singular advantage for its customers and users in Brazil and abroad.

Growth in of Investments

R$ million

	1997	1998	1999	2000	2001	1st Qtr. 2002
Infrastructure(1)	108	205	215	227	509	273
Information Technology/Telecommunications	165	317	553	617	743	213
Total	**273**	**522**	**768**	**844**	**1.252**	**486**

(1) In 2001, includes the rights of use of Banco Postal (R$ 200 million).

Ratings

Bradesco's ratings are among the highest attributed to any Brazilian Bank.

Ratings	National	International
Fitch Ratings		
Short term	F1+(bra)	B
Long term	AA+(bra)	BB-
Individual		B/C
Support		4T
Atlantic Rating	AAA	
Moody's Investors Service		
Foreign currency deposits (long-term)		B2
Foreign currency deposits (short-term)		NP
Foreign currency debt (long-term)		Ba2
Foreign currency debt (short-term)		NP
Local currency deposits (long-term)		A2
Local currency deposits (short-term)		P2
Deposit (long-term)	Aaa.br	
Deposit (short-term)	BR-1	
Financial quality		C+
Standard & Poor's		
Local currency issuer (long-term)		BBpi
Austin Asis		
Financial soundness	AAA	
SR Rating (1)	BrAA+	
Fitch Ratings (1)	AA (bra)	B+
Standard & Poor's (1)		
Local currency issuer (long-term)	brAA	
Standard & Poor's (2)	brAA	

(1) Bradesco Seguros
(2) Bradesco Capitalização

Rankings

Source	Criteria	Position
Forbes/Economática	Banks in Brazil Profitability/ Performance	1st (Brazil)
Fortune	Companies – Income	370th (Worldwide)
	Banks	48th (Worldwide)
Forbes "International 500"	Overall	187th (Worldwide)
The Banker	Stockholders' Equity	88th (Worldwide)
	Stockholders' Equity	1st (Brazil)
Latin Finance "Top 50 Latin Banks"	Total Assets	3rd (Latin America)
Standard & Poor's	Total Assets	156th (Worldwide)
Global Finance	Overall	1st (Brazil)
Euromoney	Stockholders' Equity	110th (Worldwide)

Awards

Important awards, honors and citations evidence Bradesco's corporate leadership, the strength of the Brand and quality of its products and services.

In the first quarter of 2002, Bradesco was awarded honorable mention upon being distinguished as one of the 100 most connected companies in Brazil by infoEXAME magazine. In the seventh edition of the survey, it is one of the leaders in the ranking due to its large structure, its storage capacity and availability of data.

Bradesco Internet Banking was also elected the best in the Country by Business Standard magazine, which, among other attributes, emphasized the quality of service provided, based on a study prepared by Instituto de Pesquisa of Fundação Getúlio Vargas - SP.

Acknowledgement of Bradesco's excellence is evidenced in its most distinct segments.

Bradesco received the "Maior Transparência 2001" (Greatest Transaparency 2001 Award), in the Retail Bank category, granted by Atlantic Rating, a highly respected rating agency that specializes in risk analysis.

First place in the AE/Economática ranking, which elected Bradesco the best company in the capital market in 2000.

"O Dia de Integração Competitiva" (The Day of Competitive Integration Award), of the "O Dia" newspaper, of Rio de Janeiro.

Quality, innovation and scope were determinant factors for distinguishing Organização Bradesco as the best in providing services via Internet, in the following categories of iBest 2001:

- Grand Prix (Popular Vote): the best among the best of the year in all categories;
- Banks (Popular Vote): Bradesco Internet Banking (winner five times over);
- Financial and Insurance Services (Popular Vote): ShopInvest; and
- Honorable Mention: Campanha iBest Marketing.

"Melhor Banco do País" (Best Bank of the Country). Bradesco added one more achievement in the Forbes 200 Economática survey, of Forbes Magazine, which unites the 200 best companies in Brazil in 28 sectors of the economy, called the Platinum List.

Bradesco is the only Brazilian private institution to appear in "Fortune Global 500", which lists the 500 largest companies in the world, published by the Time & Fortune Group.

"Guia Melhores e Maiores"(Guide of the best ant Largets), of the Exame magazine, also indicates Bradesco as the leader among the Country's 100 largest business groups. Now in its 28th issue, the Guide has become a kind of certificate of excellence for corporate Brazil.

"Prêmio Imagem Empresarial Nacional" (National Business Image Award), acknowledged Bradesco, by means of the direct vote of Gazeta Mercantil (leading local business and financial newspaper) subscribers, for its commitment and contribution to the Country's economic and social development.

According to the magazine América Economia, in a special issue on the 500 largest companies of the region, Bradesco is the largest Group in Latin America.

The ranking prepared annually by the British magazine The Banker, one of the most influential financial publications in the world, lists Bradesco as the largest Latin American Bank.

Bradesco is listed in the "Guia Exame - As 100 melhores empresas para você trabalhar" (best companies for you to work) for the third year running. This is an important acknowledgement of the personnel recognition policy, which has been a key feature of Bradesco's operations throughout its

existence.
Bradesco was elected the third most profitable company in the ranking prepared by IstoÉ Dinheiro magazine, which presented the 100 highest profits for the year 2000.

Latin Finance magazine elected Bradesco the "O Melhor Banco Brasileiro" (Best Brazilian Bank).

Bradesco is the private Bank most remembered by Brazilians, according to the Datafolha Top of Mind.

Fundação Bradesco won the Top Social Award with the case "Da Alfabetização à Educação Integrada: um Caminho de Inclusão Social" (From Alphabetization to Integrated Education: a Means of Social Inclusion).

Bradesco also won "Top de Marketing 2001" (Top of Marketing 2001) with the cases "10 milhões de contas correntes" (10 million checking accounts) and "Um milhão de produtos vendidos pelo Telebanco" (One million products sold by Call Center). Bradesco Capitalização received a distinction with the case "Pé Quente Super 100" (Lucky Premium) and Bradesco Vida e Previdência with the case "Como aumentar *market share* promovendo a marca institucional" (How to increase market share promoting the institutional trademark).

Bradesco Capitalização received the Insurance Market "Melhores Empresas de Capitalização" (Best Special Savings Companies distinction), of Seguro Total magazine, the "Cobertura-Performance" (Coverage-Performance distinction) of Cobertura magazine, and the "Top de Vendas" (Top Sales Award) with the case "Pé Quente Premium, um campeão de vendas" (Lucky Premium, leader of sales).

Bradesco received the Marketing Best and "Destaque no Marketing" (Distinction in Marketing) Awards for the performance of Telebanco, which is part of the Organização Bradesco Service Centers; and Bradesco Capitalização received the "Pé Quente Premium" (Lucky Premium) for the success achieved in special savings sales.

This diversity of mentions and honors, from both Brazilian and international entities, reflects Bradesco's efforts, since the start up of its operations, to serve each and every income bracket with quality, which means being competitive in all markets in which it operates. And most important, it shows that Bradesco is always on the right track.

Summary of Consolidated Financial Statements – as of March 31

Balance Sheet - In millions of reais	2001	2002
ASSETS		
Current and long-term assets	92,752	113,130
Cash and cash equivalents	1,173	1,938
Interbank investments	1,118	5,444
Securities	33,994	38,369
Interbank and interdepartmental accounts	5,088	6,145
Restricted deposits:		
Brazilian Central Bank	3,901	4,984
Others	1,187	1,161
Credit and leasing operations	34,250	40,129
Credit and leasing operations	36,781	43,416
Allowance for loan losses	(2,531)	(3,287)
Other receivables and assets	17,129	21,105
Foreign exchange portfolio	6,665	9,521
Other receivables and assets	10,526	11,777
Allowance for other losses	(62)	(193)
Permanent assets	4,150	6,094
Investments	825	906
Fixed and leased assets	2,028	2,889
Deferred charges	1,297	2,299
Deferred charges	343	435
Premium on the acquisition of subsidiaries, net of amortization	954	1,864
TOTAL	96,902	119,224
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current and long-term liabilities	77,875	95,510
Deposits	35,784	45,934
Demand deposits	7,404	8,126
Saving deposits	17,487	18,337
Interbank deposits	71	86
Time deposits	10,822	19,385
Money market repurchase commitments	12,202	13,216
Debt securities	4,683	4,842
Securities issued abroad	3,885	3,800
Other funds	798	1,042
Interbank and interdepartmental accounts	410	673
Borrowings and onlendings	12,663	14,715
Borrowings	7,005	8,676
Onlendings	5,658	6,039
Other liabilities	12,133	16,130
Foreign exchange portfolio	2,264	4,215
Taxes and social security contributions, social and statutory payables	3,238	3,703
Committed technical reserves for insurance, private pension plans and special savings	788	1,092
Subordinated debt	-	1,509
Others	5,843	5,611
Technical reserves for insurance, private pension plans and special savings	10,168	13,432
Deferred income	20	9
Minority interests	100	347
Stockholders' equity	8,739	9,926
TOTAL	96,902	119,224
Statement of Income - In millions of reais		
Income from financial intermediation	5,224	4,517
Expenses from financial intermediation	(3,663)	(2,484)
Gross profit from financial intermediation	1,561	2,033
Other operating income (expenses)	(1,018)	(1,385)
Operating income (expenses)	543	648
Non-operating income (expenses)	(15)	(29)
Income before taxes and profit sharing	528	619
Income tax and social contribution	(63)	(166)
Non-recurring / extraordinary results	-	-
Employee profit sharing	(42)	(31)
Minority interests	(3)	3
Net income	420	425

15

Historical Data – in millions of reais (unless otherwise stated)

	Period Ended					
	1997	1998	1999	2000	2001	1st Qtr. 2002
Total Assets	61,135	67,338	80,324	94,878	110,116	119,224
Securities and interbank investments	21,802	24,872	31,787	35,428	43,799	43,813
Credit and leasing operations	25,201	26,311	27,559	38,872	44,444	49,546
Total deposits	24,029	28,250	34,724	36,469	41,084	45,934
Demand deposits	5,275	4,977	6,803	7,501	8,058	8,126
Time deposits	3,982	6,964	10,207	10,564	14,675	19,385
Savings deposits	14,643	16,172	17,245	17,836	18,311	18,337
Interbank deposits	129	137	469	568	40	86
Subordinated debt	–	–	–	–	970	1,509
Technical reserves for insurance, private pension plans and special savings	3,952	5,270	7,564	10,338	13,854	14,524
Stockholders' equity	5,573	6,321	6,769	8,092	9,768	9,926
Net income	831	1,012	1,105	1,740	2,170	425
Return on stockholders' equity (%)	14.9	16.0	16.3	21.5	22.2	18.3
Capital increases	–	464	247	466	401	–
Dividends and interest on own capital (*)	594	688	856	779	849	235
Customer checking accounts (millions)	5.8	6.3	8.7	10.8	12.0	12.7
% of Internet Banking users	3.8	9.1	12.4	19.6	31.3	31.5
Savings accounts – customers (millions)	16.0	20.0	23.6	26.5	27.4	26.1
Customer Service Network - Number of branches	2,164	2,210	2,431	2,579	2,610	2,884
Customers per Branch (thousands)	2.7	2.9	3.6	4.2	4.6	4.4
Commissions and Fees	1,446	1,775	2,100	3,043	3,473	861
Personnel Expenses	1,906	2,555	2,680	3,109	3,389	857
Number of employees	59,427	61,166	63,511	65,804	65,713	72,614
Commissions and Fees compared to Personnel Expenses – (%)	75.9	72.2	78.4	97.9	102.5	100.5
Commissions and Fees compared to Personnel and Administrative Expenses – (%)	39.6	37.7	40.0	50.0	50.9	50.6
Funds under management	12,784	17,871	26,520	38,097	41,905	47,361
Internet Banking – Thousands of users	219	576	1,078	2,126	3,769	4,000
Internet Banking – Thousands of transactions	4,555	18,999	39,663	87,346	184,000	59,946
Increase in Number of Cards (millions)	2.0	2.1	4.3	4.4	4.7	4.8

(*) 2002 – Paid and provided for.

In millions of reais (unless otherwise stated)

	Period Ended					
	1997	1998	1999	2000	2001	1st Qtr. 2002
Total Assets	61,135	67,338	80,324	94,878	110,116	119,224
Credit and Leasing Operations	25,201	26,311	27,559	38,872	44,444	49,546
Technical Reserves for Insurance, Private Pension Plans and Special Savings	3,952	5,270	7,564	10,338	13,854	14,524
Stockholders' Equity	5,573	6,321	6,769	8,092	9,768	9,926
Customer Checking Accounts (million)	5.8	6.3	8.7	10.8	12.0	12.7
Customer Service Network - Number of Branches	2,164	2,210	2,431	2,579	2,610	2,884
Number of Employees	59,427	61,166	63,511	65,804	65,713	72,614
Funds Under Management	12,784	17,871	26,520	38,097	41,905	47,361
Internet Banking (thousand of users)	219	576	1,078	2,126	3,769	4,000
Increase in Number of Cards (million)	2.0	2.1	4.3	4.4	4.7	4.8

Corporate Organizational Chart

Main Stockholders


46.30% ON
98.35% PN
73.29% TOTAL
Elo Participações (Management/ employees) (*)
Nova Cidade de Deus
Fundação
53.70% ON
25.85% TOTAL
42.61% ON
42.61% TOTAL
Aguiar Family
Cidade de Deus
25.11% ON
25.11% TOTAL
32.28% ON
32.28% TOTAL
48.17% ON
0.33% PN
24.59% TOTAL
BES
Credit Agricole
The Sanwa Bank
3.75% ON
2.89% PN
3.33% TOTAL
3.27% ON
3.26% PN
3.26% TOTAL
1.27% ON
1.29% PN
1.28% TOTAL
16.02% ON
2.84% PN
9.53% TOTAL
Market
Banco Bradesco
27.52% ON
89.39% PN
58.01% TOTAL

ON - Common stock

PN - Preferred stock

(*) There is no stockholder holding more than 4% of total equity.

Subsidiaries and Afilliated Companies


Banco Bradesco
99.99% ON 99.99 % TOTAL
Banco Bradesco Argentina S.A.
99.99% ON 99.99 % TOTAL
Bradesco Corretora T.V.M.
89.52% ON 88.68% TOTAL
Banco BEA S.A.
99.99% COTAS
Banco Bradesco Luxembourg S.A.
99.99% ON 99.99% TOTAL
Banco BANEB
100.00% ON 10.00% TOTAL
Bradesco Leasing
100.00% ON 100.00% PN 100.00% TOTAL
Banco BCN
100.00% Cotas
Dorus Emprend. e Part. Ltda.
99.99% Cotas
BRAM Bradesco Asset Management
Banco Boavista
100.00% ON 100.00% PN TOTAL
99.99% Cotas
União Participações
100.00%
Bradesco Securities, Inc.
99.99% ON 99.99% TOTAL
Banco Credireal MG
53.23% ON 26.62% TOTAL
50.10% Cotas
36.88% ON 55.55% TOTAL
Banco Mercantil de SP S.A.
Bradesco Templeton Asset
99.99% Cotas
Alvorada Participações Ltda.
100% ON 100% TOTAL
Continental Banco S.A.
99.94% ON 99.94% TOTAL
BCN Leasing Arrendamento Mercantil S.A.
100.00%
Agência New York
99.88% ON 99.96% TOTAL
Scopus Tecnologia
50.00% ON 50.00% TOTAL
CLSA - BCN Corretora de Tit. e Val. Mob. S.A.
100.00%
Agência Grand Cayman
50.00% COTAS
Sanwa Bradesco
49.00% ON 49.00 % TOTAL
100.00%
50.00% ON 91.11% PN 59.74% TOTAL
BUS Holding
Bradesco Services Co.
CPM Holdings Ltd.
99.66% ON 99.66% TOTAL
Bradesco Seguros
99.99% ON 99.99% TOTAL
99.99% ON 99.99% TOTAL
99.99% ON 99.99% TOTAL
51.00% ON 40.00% TOTAL
100.00% Cotas
99.99% ON 99.99% TOTAL
Bradesco Saúde S.A.
Bradesco Capitalização
Bradesco Vida e Previdência
Indiana Seguros
Átria
Atlântica Capitalização
100.00% ON 100.00% TOTAL
99.43% ON 99.43% TOTAL
5.66% ON 5.66% TOTAL
85.77% ON 85.77% TOTAL
99.77% ON 99.77% TOTAL
50.61% ON 48.35% TOTAL
Brad. Internat. Health Service
A.B.S. Empreend. Imobiliários
União Novo Hamburgo Seguros
Bradesco Argentina de Seguros
Prudential Bradesco Seguros

ON - Common stock

PN - Preferred stock

Analysis of the Consolidated Statement of Income

2

Profitability

In the 1st quarter of 2002 the return on Equity was 18.3% and the return on Total Assets was 1.4%.

Profit grew 1.2% in comparasion to the 1st quarter of 2001.

In the 1st quarter of 2002, net profit was R$ 425 million, a decrease of 30.3% in comparision to the 4th quarter of 2001.


Net Income (R$ million)
831
1,012
1,105
1,740
1,339
2,170
1997
1998
1999
2000
2001
420
622
518
610
425
1st Qtr.
2nd Qtr.
3rd Qtr.
4th Qtr.
1st Qtr.
2001
2002
Return on Stockholders' equity (%)
14.9
16.0
16.3
21.5
17.4
22.2
1997
1998
1999
2000
2001
20.7
30.1
23.8
27.4
18.3
1st Qtr.
2nd Qtr.
3rd Qtr.
4th Qtr.
1st Qtr.
2001
2002
Return on Assets (%)
1.4
1.5
1.4
1.8
1.4
2.0
1997
1998
1999
2000
2001
1.7
2.5
1.9
2.2
1.4
1st Qtr.
2nd Qtr.
3rd Qtr.
4th Qtr.
1st Qtr.
2001
2002
Recurring
Total

Comparative Statement of Income (in millions of reais)

	1st Qtr. 2001	1st Qtr. 2002	Variation %	4th Qtr. 2001	1st Qtr. 2002	Variation %
INCOME FROM FINANCIAL INTERMEDIATION	5,224	4,517	(13.5)	2,605	4,517	73.5
Credit operations	2,985	2,436	104.8	1,190	2,436	(104.8)
Leasing operations	116	90	(21.8)	62	90	45.8
Securities	1,565	1,601	2.3	1,186	1,601	35.0
Foreign exchange transactions	506	329	(34.9)	104	329	217.0
Compulsory deposits	52	61	15.3	63	61	(3.4)
EXPENSES FROM FINANCIAL INTERMEDIATION	3,663	2,484	(32.2)	183	2,484	1,257.9
Deposits and money market funds	1,920	1,519	(20.9)	53	1,519	2,750.2
Borrowings and onlendings	1,329	329	(75.2)	(490)	329	(167.2)
Leasing operations	-	3	-	-	3	-
Allowance for loan losses	414	633	52.8	620	633	2.1
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,561	2,033	30.3	2,422	2,033	(16.0)
OTHER OPERATING INCOME (EXPENSES)	(1,018)	(1,385)	36.1	(1,473)	(1,385)	(5.9
Commissions and fees	895	861	(3.8)	874	861	(1.5)
Insurance premiums, private pension plans and special savings	1,885	1,950	3.4	2,641	1.950	(26.2)
Variation in technical reserves for insurance, private pensions plans and special savings	(638)	(537)	(15.8)	(1,310)	(537)	(59.0)
Claims – Insurance operations	(714)	(862)	20.9	(855)	(862)	0.8
Matured special savings	(111)	(182)	63.4	(213)	(182)	(14.7)
Insurance and private pension plan selling expenses	(174)	(160)	(7.9)	(169)	(160)	(5.2)
Expenses with private pension plan benefits	(277)	(349)	26.0	(416)	(349)	(16.0)
Personnel expenses	(776)	(857)	10.4	(896)	(857)	(4.4)
Administrative expenses	(832)	(844)	1.4	(896)	(844)	(5.8)
Tax expenses	(190)	(204)	7.7	(210)	(204)	(2.6)
Results on investments in associated companies	(2)	2	(195.0)	55	2	(95.9)
Other operating income	327	254	(22.2)	436	254	(41.7)
Other operating expenses	(411)	(457)	11.1	(514)	(457)	(11.1)
OPERATING INCOME	543	648	19.4	949	648	(31.7)
NON-OPERATING RESULTS	(15)	(29)	99.2	(36)	(29)	(19.0)
INCOME BEFORE TAXES AND PROFIT SHARING	528	619	17.2	913	619	(32.2)
INCOME TAX AND SOCIAL CONTRIBUTION	(63)	(166)	161.5	(262)	(166)	(36.6)
EMPLOYEE PROFIT SHARING	(42)	(31)	(24.2)	(40)	(31)	(22.1)
MINORITY INTERESTS	(3)	3	(210.6)	(1)	3	(333.4)
NET INCOME	420	425	1.2	610	425	(30.3)
RETURN ON STOCKHOLDERS' EQUITY (%)	20.7	18.3	-	27.4	18.3	-
RETURN ON STOCKHOLDERS' EQUITY (RECURRING) (%)	20.7	18.3	-	27.4	18.3	-

Analysis of the Statement of Income - In millions of reais

Income from Credit and Leasing Operations

Quarter					
1st Qtr./2001	1st Qtr./2002	Variation %	4th Qtr./2001	1st Qtr./2002	Variation %
3,101	2,526	(18.5)	1,252	2,526	101.8

- The reduction during the period is due to the foreign exchange variation of 0.14% in the 1st quarter/2002 vis-à-vis 10.55% in the 1st quarter/2001, reflected in part of the portfolio, indexed in dollars, compensated by the increase in the average volume.

- The growth is the result of the positive foreign exchange variation of 0.14% in the 1st quarter/2002, vis-à-vis the negative variation of 13.14% in the 4th quarter/2001, impacting operations indexed in dollars. The income from operations in reais continued stable.

Income from Securities Operations

Quarter					
1st Qtr./2001	1st Qtr./2002	Variation %	4th Qtr./2001	1st Qtr./2002	Variation %
1,565	1,601	2.3	1,186	1,601	35.0

- The growth can be attributed to the increase in the Securities portfolio, particularly in Technical Reserves R$3.6 billion and the rise in interest rates and lesser need for provision, which was counterbalanced by the lower foreign exchange variation in the quarter.

- The growth is a consequence of the small positive foreign exchange variation of 0.14% in the 1st quarter/2002 vis-à-vis the negative variation of 13.14% in the 4th quarter/2001, compensated partially by the decline in interest rates.

Income from Foreign Exchange Transactions

Quarter					
1st Qtr./2001	1st Qtr./2002	Variation %	4th Qtr./2001	1st Qtr./2002	Variation %
506	329	(34.9)	104	329	217.0

- The variation is basically due to the foreign exchange variation of 0.14% in the 1st quarter/2002 as against 10.55% in the 1st quarter/2001 and the variation of the volumes. It is important to note that this effect is reduced by expenses from borrowings abroad used to finance import and export operations, as per Note Nº 7.

- The growth is a result of the small positive foreign exchange variation of 0.14% in the 1st quarter/2002 vis-à-vis the negative variation of 13.14% in the 4th quarter/2001 and the variation in volumes. This effect is reduced by expenses from borrowings abroad used to finance import and export operations.

Income from Compulsory Deposits

Quarter					
1st Qtr./2001	1st Qtr./2002	Variation %	4th Qtr./2001	1st Qtr./2002	Variation %
52	61	15.3	63	61	(3.4)

- The increment is the result of the rise in the TR (Referential Rate), the savings remuneration compulsory index, from 0.35% in the 1st quarter/2001 to 0.55% in the 1st quarter/2002.

- The reduction in the quarter refers to the decline in the TR (Referential Rate) which was 0.68% in the 4th quarter/2001 and fell to 0.55% in the 1st quarter/2002.

Expenses from Deposits and Money Market Funds

Quarter					
1st Qtr./2001	1st Qtr./2002	Variation %	4th Qtr./2001	1st Qtr./2002	Variation %
1,920	1,519	(20.9)	53	1,519	2,750.2

- The reduction is the consequence of the lower foreign exchange variation in the 1st quarter/2002 of 0.14% when compared to the 1st quarter/2001, it was 10.55%, compensated by the rise in interest rates and in the average balance of funds obtained from deposits.

- The increase is basically due to the positive foreign exchange variation of 0.14% in the 1st quarter/2002 vis-à-vis the negative variation of 13.14% in the 4th quarter/2001, which impacted expenses from securities issued abroad in the 4th quarter, and due to the increase in the average balance in funds obtained from Time Deposits in the 1st quarter.

Analysis of the Statement of Income - In millions of reais

Expenses from Borrowings and Onlendings

Quarter					
1st Qtr./2001	1st Qtr./2002	Variation %	4th Qtr./2001	1st Qtr./2002	Variation %
1,329	329	(75.2)	(490)	329	(167.2)

- The reduction is the result of the lower foreign exchange variation in the 1st quarter/2002 of 0.14% compared to the variation in the 1st quarter/2001, which was 10.55%, result of the fact of most of the borrowings and onlendings being indexed the foreign exchange variation.

- The increase is explained by the positive foreign exchange variation of 0.14% in the 1st quarter/2002 vis-à-vis a negative variation of 13.1% in the 4th quarter/2001, which impacted expenses with Borrowings and Onlendings.

Expenses from Allowance for Loan Losses

Quarter					
1st Qtr./2001	1st Qtr./2002	Variation %	4th Qtr./2001	1st Qtr./2002	Variation %
414	633	52.8	620	633	2.1

- The increase in expense is due to the growth in the in the average balance of the credit portfolio.

- Excluding the recordings of the exciding allowance for loan losses of R$11 in the 1st quarter and of R$130 in the 4th quarter, an increase can be verified in expenses which is consistent with the seasonality of defaults, normally occurring in the 1st quarter.

Commissions and Fees

Quarter					
1st Qtr./2001	1st Qtr./2002	Variation %	4th Qtr./2001	1st Qtr./2002	Variation %
895	861	(3.8)	874	861	(1.5)

- The variation basically stems from the lower income obtained from performance fees of funds under management and the lower number of business days.

- Commissions and Fees continued stable during the period. The slight decline was due to the lower number of business days.

Insurance Premiums, Private Pensions Plans and Special Savings

Quarter					
1st Qtr./2001	1st Qtr./2002	Variation %	4th Qtr./2001	1st Qtr./2002	Variation %
1,885	1,950	3.4	2,641	1,950	(26.2)

- The growth refers to the improvement in the performance of private pension plan contributions and increase in the income from insurance premiums in the Life and Health lines.

- The main variation that occurred was on account of the 4th quarter/2001 recognizing the entry of new participants, resulting from the transfer of the technical reserves of private pension plans of some companies.

Variation in Technical Reserves for Insurance, Private Pension Plans and Special Savings

Quarter					
1st Qtr./2001	1st Qtr./2002	Variation %	4th Qtr./2001	1st Qtr./2002	Variation %
(638)	(537)	(15.8)	(1,310)	(537)	(59.0)

- The reduction during the period is related to the performance of premiums and special savings plans, considering the composition and characteristics of the operations.

- The variation is compatible with the reduction in the income from premiums since the 4th quarter/2001 contemplate the entry of new participants, resulting from the transfer of the technical reserves of private pension plans of some companies.

Analysis of the Statement of Income - In millions of reais

Claims - Insurance Operations

1st Qtr./2001	1st Qtr./2002	Variation %	4th Qtr./2001	1st Qtr./2002	Variation %
(714)	(866)	20.9	(855)	(862)	0.8

- The variation is consistent with the growth in premiums and the increase in claims ratios in the Auto and Life lines.
- The variation in claims is basically due to the increase of claims ratios of the life line.

Matured Special Savings

1st Qtr./2001	1st Qtr./2002	Variation %	4th Qtr./2001	1st Qtr./2002	Variation %
(111)	(182)	63.4	(213)	(182)	(14.7)

- Matured Special Savings grew basically on account of the maturing of various plans during the period.
- The variation that occurred during the period is basically due to the maturity of the Special Savings series maturing in October/2001.

Insurance and Private Pension Plan Selling Expenses

1st Qtr./2001	1st Qtr./2002	Variation %	4th Qtr./2001	1st Qtr./2002	Variation %
(174)	(160)	(7.9)	(169)	(160)	(5.2)

- The small variation is compatible with the performance of revenues from premiums, private pensions and special savings, considering their composition.
- The small variation is due to the lower sales volumes of private pension plans compared to the 4th quarter/2001.

Expenses with Private Pension Plan Benefits

1st Qtr./2001	1st Qtr./2002	Variation %	4th Qtr./2001	1st Qtr./2002	Variation %
(277)	(349)	26.0	(416)	(349)	(16.0)

- The variation is basically the result basically of the payment of private pension plan withdrawals owing to the characteristics of the PGBL plans, which allow the participant to withdraw at any time.
- The main expense in the 4th quarter/2001 is the result basically of the increase in the payment of withdrawals of private pension plans owing to the characteristics of the PGBL plans, which allow the participant to withdraw at any time.

Personnel Expenses

1st Qtr./2001	1st Qtr./2002	Variation %	4th Qtr./2001	1st Qtr./2002	Variation %
(776)	(857)	10.4	(896)	(857)	(4.4)

- The increment is basically due to the increase in salary levels, resulting from the collective agreement for the category (September/2001) allied to the strengthening of provisions.
- The reduction is due to the use of provisions recorded in previous periods for the payment of employees on vacation. This effect is typical for periods in which a concentration of vacations occurs, as is the case in the 1st quarter/2002.

Administrative Expenses

1st Qtr./2001	1st Qtr./2002	Variation %	4th Qtr./2001	1st Qtr./2002	Variation %
(832)	(844)	1.4	(896)	(844)	(5.8)

- The increase was basically due to the increase of communication expenses (outsourcing of the telecommunications network), and expansion of the customer base and service network.
- The reduction in the quarter is due to the lower expense with Advertising and Publicity R$28 (intensified at the end of the year) and the lower expense with Asset Leasing R$14.

Analysis of the Statement of Income – In millions of reais

Tax Expenses

			Quarter		
1st Qtr./2001	1st Qtr./2002	Variation %	4th Qtr./2001	1st Qtr./2002	Variation %
(190)	(204)	7.7	(210)	(204)	(2.6)

– The increment basically refers to the increase in expenses with PIS/COFINS (Social Integration Program Contribution/Turnover Tax on Gross Profits), which is compatible with the growth in income.

– The reduction is basically due to the lower expense with PIS/COFINS, which was counterbalanced by the increase in IPTU (Municipal Real Estate Tax) expenses in the 1st quarter/2002.

Results on Investments in Associated Companies

			Quarter		
1st Qtr./2001	1st Qtr./2002	Variation %	4th Qtr./2001	1st Qtr./2002	Variation %
(2)	2	(195.0)	55	2	(95.9)

– Irrelevant.

– The decrease refers to better results obtained in the 4th quarter by the companies: Tigre S.A., IRB S.A. and BUS Holding.

Other Operating Income (Expenses)

			Quarter		
1st Qtr./2001	1st Qtr./2002	Variation %	4th Qtr./2001	1st Qtr./2002	Variation %
(84)	(202)	139.7	(78)	(202)	160.4

– The comparison between the periods is in notes 20 and 21.

– The net increase is the result of the lower financial profit and lower reversal of operations provisions.

Non-Operating Results

			Quarter		
1st Qtr./2001	1st Qtr./2002	Variation %	4th Qtr./2001	1st Qtr./2002	Variation %
(15)	(29)	99.2	(36)	(29)	(19.0)

– The variation results from the increase in the provision for assets designated for sale and the lower income obtained from the disposal of Assets.

– The variation is basically due to the reduction of loss in the disposal of Permanent Assets.

Income Tax and Social Contribution

			Quarter		
1st Qtr./2001	1st Qtr./2002	Variation %	4th Qtr./2001	1st Qtr./2002	Variation %
(63)	(166)	161.5	(262)	(166)	(36.6)

– The variation in Income Tax and Social Contribution expenses reflects the burden of taxes on income before taxes, adjusted by the permanent additions and exclusions, as stated in Note No. 24.

– The variation during the period results basically from the reduction of taxable profit.

Results by Activity

in R$ million
March/2002

	Financial		Insurance		Private	Special	Other	Eliminations	Total
	Domestic	Abroad	Domestic	Abroad	Pension Plan	Savings	Activities		Consolidated
Gross profit from financial intermediation	1,385	45	82	(4)	467	56	2	-	2,033
Other operating income (expenses)	(1,177)	(15)	(54)	2	(360)	(24)	20	-	(1,608)
Commissions and fees	794	1	-	-	17	-	103	(54)	861
Personnel expenses	(746)	(3)	(55)	-	(16)	(4)	(33)	-	(857)
Other administrative expenses	(764)	(7)	(68)	(1)	(28)	(10)	(23)	57	(844)
Other income/expenses	(461)	(6)	69	3	(333)	(10)	(27)	(3)	(768)
Net Income (Losses)	208	30	28	(2)	107	32	22	-	425

Growth in the Main Items of the Statement of Income in Comparison to the Previous Year – In Millions of Reais



420
691
425
Allowance for loan losses expenses
Commissions and fees
Other administrative expenses
Personnel Expenses
Net insurance premiums
Income tax and social contribution
Other
Net Income 03/31/2001
Financial Margin
(219)
(34)
(12)
(81)
(111)
(103)
(126)
Net Income 03/31/2002

Growth in the Items that Make Up the Financial Margin with the Adjustment of Foreign Exchange in Comparison to the Previous Year – In Millions of Reais



1,975
1,096
2,666
36
57
Credit operations
Financial Margin 03/31/2001
Deposits and Borrowings
Securities
Foreign exchange
Financial Margin 03/31/2002
(500)

27

Analysis of the Financial Margin and Average Rates

Credit Operations x Income


Average balance - R$ million
1st Qtr./01
39,546
4th Qtr./01
44,382
1st Qtr./02
44,503


Average Rate - % p.a.
1st Qtr./01
41.8
4th Qtr./01
12.8
1st Qtr./02
28.2

	1st Qtr./01	4th Qtr./01	1th Qtr./02
Credit operations	33,631	37,969	38,135
Leasing operations	2,046	1,771	1,642
Foreign exchange advances	3,870	4,641	4,726
1 – Total – Average Balance	39,546	44,382	44,503
2 – Income on credit, leasing and foreign exchange transactions	3,607	1,356	2,853
3 – Average Rate Annualized (2/1)	41.8%	12.8%	28.2%

Securities x Income from Securities


Average balance - R$ million
1st Qtr./01
23,115
4th Qtr./01
29,316
1st Qtr./02
29,968


Average Rate - % p.a.
1st Qtr./01
20.5
4th Qtr./01
9.8
1st Qtr./02
14.8

	1st Qtr./01	4th Qtr./01	1th Qtr./02
Securities	33,557	37,487	39,110
Interbank investments	1,713	3,774	4,241
Money market repurchase commitments	(12,155)	(11,944)	(13,383)
4 – Total – Average Balance	23,115	29,316	29,968
5 – Income from securities (Net of Expenses with Purchase and Sale Commitments)	1,101	695	1,054
6 – Average Rate Annualized (5/4)	20.5%	9.8%	14.8%

Total Assets x Income From Financial Intermediation


Average balance - R$ million
1st Qtr./01
95,890
4th Qtr./01
108,772
1st Qtr./02
110,817
Average All (Allowance for Loan Losses) Rate - % p.a.
1st Qtr./01
23.6
4th Qtr./01
9.9
1th Qtr./02
17.3

	1st Qtr./01	4th Qtr./01	1th Qtr./02
7 – Total Assets – Average Balance	95,890	108,772	110,817
8 – Income from Financial Intermediation	5,224	2,604	4,517
9 – Average Rate Annualized (8/7)	23.6%	9.9%	17.3%

Funding x Expenses


Average balance - R$ million
1st Qtr./01
41,234
4th Qtr./01
46,555
1st Qtr./02
46,534
Average Rate - % p.a.
1st Qtr./01
14.3
(4.2)
4th Qtr./01
1st Qtr./02
8.1

	1st Qtr./01	4th Qtr./01	1th Qtr./02
Deposits	36,126	40,798	41,397
Debt securities	4,397	4,923	4,433
Interbank and interdepartmental accounts	711	834	704
10 – Total – Funding Average Balance	41,234	46,555	46,534
11 – Expenses (*)	1,404	(500)	911
12 – Average Rate Annualized (11/10)	14.3%	(4.2%)	8.1%

(*) Expenses = Funding expenses – without purchase and sale commitment operations – results from compulsory deposits.

Borrowings and Onlendings (Domestic and Foreign) x Expenses


Average balance - R$ million
1st Qtr./01
12,166
4th Qtr./01
15,326
1st Qtr./02
14.026
Average Rate - % p.a.
1st Qtr./01
51.4
(12.2)
4th Qtr./01
1st Qtr./02
9.7

	1st Qtr./01	4th Qtr./01	1th Qtr./02
Borrowings	6,734	9,179	7,975
Onlendings	5,431	6,147	6,051
13 – Total Borrowings and onlendings	12,166	15,326	14,026
14 – Expenses	1,329	(490)	329
15 – Average Rate Annualized (14/13)	51.4%	(12.2)%	9.7%

Total Assets x Financial Margin


Average balance - R$ million
1st Qtr./01
95,890
4th Qtr./01
108,772
1st Qtr./02
110,817
Average Rate - % p.a.
1st Qtr./01
8.5
4th Qtr./01
11.7
1st Qtr./02
10.0

	1st Qtr./01	4th Qtr./01	1th Qtr./02
16 – Total Assets – Average Balance	95,890	108,772	110,817
17 – Financial margin (*)	1,975	3,041	2,666
18 – Average Rate Annualized (17/16)	8.5%	11.7%	10.0%

(*) Gross profit from financial intermediation excluding Allowance for loan losses

Financial Indicators


Dollar - %
1st Qtr./01
10.6
(13.1)
4th Qtr./01
1st Qtr./02
0.1
CDI (Interbank Deposit Certificate) - %
1st Qtr./01
3.6
4th Qtr./01
4.4
1th Qtr./02
4.2

Analysis of the Adjusted Financial Margin and Average Rates

During the periods under analysis facts occurred that directly or indirectly influenced the margins, spreads and volumes of operations, among which we highlight:

- New acquisitions made by Bradesco (Banco Mercantil de São Paulo S.A. and Banco do Estado do Amazonas), with greater emphasis on the impact of Marcantil de São Paulo which, besides being of greater relevance, was incorporated into the group on March 25, 2002. This generated an increase in the consolidated balances without generating the corresponding margin for the quarter. Consequently, its values are excluded from the calculation of the average balances;

- It is important to note that the periods 4th quarter/2001 and 1st quarter/2002 are affected by the seasonality of the Brazilian economy, while the end of the year has greater financial movement in quantity and volume; the 1st quarter is exactly the opposite. Consequently, the margins for these quarters are influenced differently.

- There were fluctuations in the interest and dollar rates, as follows:

	1st Qtr./01	4th Qtr./01	1th Qtr./02
CDI (Interbank Deposit Certificate)	3.6%	4.4%	4.2%
Dollar rate variation	10.6%	(13.1)%	0.1%

- Growth in defaults in the market in general (according to BACEN (Central Bank of Brazil) data);

Taking into consideration the factors presented above, it can be noted that:

a) The average individual rates for investments and borrowings are not comparable, on account of the performance of the dollar;
b) The financial margin (before Allowance for Loan Losses) is comparable and presented a growth of 35% over the same period of the previous year. However, when compared to the 4th quarter/2001 it obtained a reduction of 12.3%. The annualized average rate (financial margin without the Allowance for Loan Losses on the average balance of total assets) was also better, compared to the 1st quarter/2001 and worse, compared to the 4th quarter/2001, due, chiefly, to the seasonality and decline in the interest rate (CDI - Interbank Deposit Certificate).

If on the one hand the volumes of Bradesco's investments and borrowings remained stable in comparasion to the last quarter, with the acquisitions there was a significant growth, especially in the credit and deposit portfolios, as can be seen from the table below.

	R$ million			Variation (%)	
	Mar/2001	Dec/2001	Mar/2002	Mar/2002 Mar /2001	Mar/2002 Dec /2001
Assets					
Credit Operations Portfolio	41,134	44,444	49,546	20.5	11.5
Securities and Interbank Investments	35,112	43,799	43,813	24.8	-
Total Assets	96,902	110,116	119,224	23.0	8.3
Liabilities					
Deposits	35,784	41,084	45,934	28.4	11.8
Technical Reserves for Insurance, Special Savings and Private Pension Plans	10,956	13,854	14,524	32.6	4.8

The new acquisitions also contributed to the increase in the participation of credits directed to individuals (credits with better spreads) from 27.2% (Dec/2001) to 28.8% (Mar/2002). During the same period this portfolio increased from R$ 12.1 billion to R$ 14.3 billion.

Allowance for Loan Losses

Growth of Allowance for Loan Losses

	R$ million			Variation %	
	2001 1st Qtr.	2001 4th Qtr.	2002 1st Qtr.	1st Qtr. 02/ 1st Qtr. 01	1st Qtr. 02/ 4th Qtr. 01
Credit operations	41,134	44,444	49,546	20.5	11.5
Opening balance	2,507	2,844	2,941	17.3	3.4
Amount recorded during the period	414	620	633	52.9	2.1
Write- off during the period	(328)	(523)	(424)	(29.3)	(18.9)
Balance of Institutions Purchased	-	-	(330)	-	-
Closing balance	2,593	2,941	3,480	34.2	18.3
Specific provisions	1,530	1,731	2,113	38.1	22.1
Generic provisions	965	978	1,124	16.5	14.9
Additional provision	98	232	243	148.0	4.7
Credit recoveries	99	114	88	(11.11)	(22.8)

Allowance for Loan Losses (PDD) on Credit and Leasing Operations

R$ Million

	DECEMBER					MARCH
	1997	1998	1999	2000	2001	2002
Allowance for loan losses (A)	1,058	1,215	1,908	2,507	2,941	3,480
Credit operations (B)	24,614	25,095	27,559	38,872	44,444	49,546
Allowance for loan losses on credit operations (A/B)	4.3%	4.8%	6.9%	6.5%	6.6%	7.0%

Expenses with Allowance for Loan Losses on Income from Credit and Leasing Operations

R$ Million

	DECEMBER					QUARTER	
	1997	1998	1999	2000	2001	4th Qtr. 2001	1st Qtr 2002
Expenses with allowance for loan losses (A)	826	1,593	2,028	1,452	2,010	620	633
Income from credit and leasing operations (B)	4,560	7,049	10,219	8,301	12,032	1,252	2,526
Allowance for loan losses on Income from credit and leasing operations (A/B)	18.1%	22.6%	19.8%	17.5%	16.7%	49.5%	25.1%

Commissions and Fees

R$ million

	2000	2001		2002
	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Checking accounts	208	206	203	195
Collections	134	133	137	127
Funds under management	149	151	128	124
Credit cards	122	128	145	146
Credit operations	66	77	85	87
Interbank fees	50	53	59	56
Collection of taxes	36	37	33	36
Other	54	110	84	89
TOTAL	819	895	874	861

Administrative and Personnel Expenses

R$ million

	2000	2001		2002
	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Communications	81	88	120	118
Transport	57	58	58	68
Third party services	120	112	141	141
Financial system services	76	77	75	74
Depreciation and amortization	91	97	93	90
Publicity and advertising	66	39	77	48
Rents	38	41	41	39
Maintenance and asset repairs	47	46	38	48
Data processing	58	55	51	53
Materials	35	33	34	32
Other	156	186	168	133
Administrative expenses	825	832	896	844
Personnel expenses	851	776	896	857
Total	1,676	1,608	1,792	1,701

33

Humans Resource

On March 31, 2002, Bradesco and its subsidiaries had a total of 72,614 employees. The growth in relation to December 2001 was the result of the acquisition of Banco BEA, Banco Mercantil de São Paulo, Scopus Tecnologia S.A., the creation of new service centers and inauguration of new branches. The table below illustrates the growth in the number of employees.

	Period Ended					
	1997	1998	1999	2000	2001	2002 1st Qtr.
Banco Bradesco	42,943	47,233	47,521	49,177	51,633	51,693
Bradesco Subsidiaries	10,462	7,501	7,301	6,575	6,943	8,123
Subtotal Bradesco	53,405	54,734	54,822	55,752	58,576	59,816
Banco BCN	5,277	5,024	4,784	4,780	5,857	5,648
BCN Subsidiaries	745	1,408	1,099	1,172	1,280	1,238
Subtotal BCN	6,022	6,432	5,883	5,952	7,137	6,886
Banco Baneb	-	-	2,756	2,514	-	-
Baneb Subsidiaries	-	-	50	-	-	-
Subtotal Baneb	-	-	2,806	2,514	-	-
Banco Boavista	-	-	-	1,564	-	-
Boavista subsidiaries	-	-	-	22	-	-
Subtotal Boavista	-	-	-	1,586	-	-
Banco BEA	-	-	-	-	-	649
BEA Subsidiaries	-	-	-	-	-	-
Subtotal BEA	-	-	-	-	-	649
Banco Mercantil	-	-	-	-	-	4,755
Mercantil Subsidiaries	-	-	-	-	-	508
Subtotal Mercantil	-	-	-	-	-	5,263
Total	59,427	61,166	63,511	65,804	65,713	72,614

The benefits offered by Bradesco to its employees include health insurance and dental assistance, as well as a supplementary pension plan. At March 31, 2002, these benefits represented accumulated costs of R$ 170 million, for Bradesco.

Human Resources - March/2002

BY AGE		BY SEX		EDUCATIONAL BACKGROUND		BY TIME IN THE ORGANIZATION		BY MANAGERIAL POSITION	
Under 30	46%			Secondary	39%	Under 5 years	38%		
From 31 to 40 years	39%	Men	56%	Higher	60%	From 6 to 10 years	14%	Non managerial	54%
From 41 to 50 years	13%	Women	44%	Other	1%	From 11 to 20 years	40%	Managerial	46%
Over 50 years	2%					Over 20 years	8%		

Personnel Expenses

At March 31, 2002, Bradesco's expenses represented a sum of R$ 857 million. Included in this total are expenses from compensation, benefits, social charges and training.

The table below shows the percentage distribution by each item in Bradesco's total personnel expenses:

Composition of Personnel Expenses - March/2002


Social Charges
18%
Salary
61%
Benefits
20%
Trainning
1%

Personnel expenses by Entity - March/2002


Insurance Group
8.7%
Others
2.8%
Financial Institutions
88.5%

Training

Based on the Organization's actions, strategies and innovations, Bradesco has developed an extensive training program for its employees, focusing on the constant improvement of the quality of customer service and organizational effectiveness and developed with the support of internal instructors, external consultants and universities.

The training program uses distinct methodologies, with in-house and self-training courses. During the period from January through March 2002, 325 courses were given, generating 1,770 groups, 36,086 participants, 723,134 training hours and investments of approximately R$ 7.4 million.

TreiNet -Training via the Internet is a tool that permits the participation of a large number of employees and that may be accessed, at any time, from any computer connected to the Internet. In this quarter 7,912 employees participated in the programs, which included Integration and Basic Banking, Financial Mathematics, Financial Market and Investments, Loans and Financing, Business Accounting and Balance Sheet Analysis, Business Support Platform, Convenience Services and Internal Control Systems - Compliance. New courses will be available in due course.

For the institution of the new Brazilian Payments System and in order to provide good customer service, all the Organization's employees were provided with Videotraining and Textbooks for distance training, containing the concepts and changes that will be processed and their implications on the products and services provided by the Organization. The in-house training began in January/2002 and was attended by 7,941 employees during the quarter.

With the purpose of strengthening the Organization's Internal Controls - Compliance culture, the Department developed a textbook and course, via TreiNet, which was available to all the Organization's employees.

Growth in Training Participants


Thousand
71
86
91
177
214
36
1997
1998
1999
2000
2001
1st Qtr./2002

Funds Invested in Training


R$ million
27
26
17
29
37
7
1997
1998
1999
2000
2001
1st Qtr./2002

Main institutions to which staff are sent for graduate studies, MBAs and Master's Degrees:

- FIA – Fundação Instituto de Administração – USP
- FGV - Fundação Getúlio Vargas
- FIPE – Fundação Instituto de Pesquisas Econômicas – USP
- FAAP – Fundação Armando Álvares Penteado
- FIPECAFI – Fund. Inst. de Pesquisas Contábeis, Atuariais e Financeiras – FEA – USP
- IBMEC – Inst. Bras. de Mercado de Capitais
- MACKENZIE – Instituto Presbiteriano Mackenzie
- PUC – Pontifícia Universidade Católica de São Paulo

Operating Efficiency

R$ million

	PERIOD ENDED					QUARTER	
	1997	1998	1999	2000	2001	4th Qtr. 2001	1st Qtr. 2002
Personnel expenses	1,906	2,555	2,680	3,109	3,389	896	857
Other administrative expenses	1,745	2,159	2,567	2,978	3,436	896	844
Total (1)	3,651	4,714	5,247	6,087	6,825	1,792	1,701
Financial margin = Income from financial intermediation (-) Allowance for loan losses	4,146	6,087	7,380	7,839	10,109	3,042	2,666
Commissions and fees	1,446	1,775	2,100	3,043	3,473	874	861
Special savings, insurance and private pension plan premiums	4,065	5,015	5,975	6,920	8,959	2,641	1,950
Variation in Tech. Reserves for technical insurance, private pension plan and special savings	(906)	(1,392)	(2,342)	(3,001)	(3,492)	(1,310)	(537)
Claims and matured special savings	(2,437)	(2,631)	(2,844)	(2,866)	(3,996)	(1,068)	(1,044)
Insurance and private pension plans selling expenses	(309)	(518)	(635)	(645)	(689)	(169)	(160)
Expenses with private pension plan benefits	(247)	(423)	(558)	(913)	(1,370)	(416)	(349)
Results of investments in associated companies	29	157	127	156	71	55	2
Other operating expenses	(496)	(813)	(1,181)	(1,376)	(1,831)	(514)	(457)
Other operating income	499	560	1,070	903	1,326	436	254
Total (2)	5,790	7,817	9,092	10,060	12,560	3,571	3,186
Efficiency ratio (%) = (1 / 2)	63.1%	60.3%	57.7%	60.5%	54.3%	50.2%	53.4%

37

There was a slight reduction in the efficiency ratio in the 1st quarter/2002 had a small reduction in comparison to the 4th quarter/2001, caused by a decrease of 12.4% in the Financial Margin. This reduction is the result of the decline in the interest rates in the quarter.

Operating Efficiency Index


Operating Efficiency Index %
63.1%
60.3%
57.7%
60.5%
54.3%
53.4%
1997
1998
1999
2000
2001
1st Qtr. 2002

Activity-based Costing (ABC)

The cost optimization focus constantly cultivated by Organização Bradesco has greatly contributed to its successful results. The methodology adopted by the organization is Activity-Based Costing - ABC System.

This method seeks to identify and quantify the most diverse processes, transforming them into the main focus of its costing system. With this methodology, costs are assigned to activities in accordance with the funds that they demand, following which, they are aggregated to the products and services.

The Methodology seeks to especially answer three basic questions: where, when and how the expense occurred. In this way it can measure profitability from different angles, optimize processes and direct cost reduction actions to the activities that consume more funds or where these funds may be better equated.

Accordingly, activities are analyzed and restructured, without compromising quality. New work routines are also put into practice with the streamlining of tasks aimed, also, at ensuring returns to scale, which contributes to aggregating greater competitive advantages to the Organization. Thus, all the costs involved in the processes are considered, both the direct and indirect costs, whether fixed or variable.

With this methodology, the Bank takes a further step toward better measuring the profitability of its products and services, and consequently, of customers, transforming Departments into Profit Centers.

Analysis of the Balance Sheet

3

Balance Sheet by Currency

ASSETS	R$ million CONSOLIDATED 3/31/2002 BALANCE SHEET	CURRENCY LOCAL	CURRENCY FOREIGN
Cash and cash equivalents	1,938	1,167	771
Interbank investments	5,444	3,454	1,990
Money market	3,100	2,614	486
Interbank deposits	2,344	840	1,504
Securities	38,369	27,509	10,860
Interbank and interdepartmental accounts	6,144	6,137	7
Credit and leasing operations	40,129	32,616	7,513
Other receivables	21,106	13,557	7,549
Foreign exchange portfolio	9,522	2,081	7,441
Other	11,584	11,476	108
Permanent assets	6,094	6,082	12
Investments	906	906	-
Fixed and leased assests	2,889	2,879	10
Deferred charges	2,299	2,297	2
TOTAL ASSETS	119,224	90,522	28,702
Derivatives - Long position			
Futures			2,034
Swaps			*552*
Options			64
TOTAL ADJUSTED ASSETS			31,352

LIABILITIES	R$ million CONSOLIDATED 3/31/2002 BALANCE SHEET	CURRENCY LOCAL	CURRENCY FOREIGN
Deposits	45,934	42,933	3,001
Demand deposits	8,126	8,053	73
Saving deposits	18,337	18,337	-
Interbank deposits	86	86	-
Time deposits	19,385	16,457	2,928
Money market repurchase commitments	13,216	13,216	-
Debt Securities	4,842	1,042	3,800
Interbank and interdepartmental accounts	673	376	297
Borrowings	8,676	20	8,656
Onlendings	6.039	5,120	919
Other liabilities	16,130	13,553	2,577
Foreign exchange portfolio	4,215	2,069	2,146
Subordinated debt	1,509	1,156	353
Other	10,406	10,328	78
Technical reserves for insurance, private pension plans and special savings	13,432	13,432	-
Deferred income	9	9	-
Minority interests	347	347	
Stockholders' equity	9,926	9,926	-
Capital and reserves	9,501	9,501	-
Net income for the period	425	425	-
TOTAL LIABILITIES	119,224	99,974	19,250
Derivatives - Short position			
Futures			5,305
Swaps			*4,458*
TOTAL ADJUSTED LIABILITIES			29,013
NET FOREIGN EXCHANGE POSITION			2,339

NB: Excluding derivatives operations maturing in D+1, to be settled in the currency amount of march 28, 2002.

41

Securities (in millions of reais)

Composition by Maturity

	March/2002				
	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total
SECURITIES					
PUBLIC	17,764	3,922	3,969	6,248	31,903
Financial Treasury Note – L.F.T.	10,114	107	70	2,412	12,703
National Treasury Note – L.T.N.	2,195	880	423	16	3,514
Federal Treasury Bonds – N.T.N.	2,106	848	1,380	1,933	6,267
Central Bank Note – N.B.C.	3,083	1,902	1,931	756	7,672
Euronotes	46	52	149	62	309
State and municipal government securities	129	–	–	29	158
Brazilian foreign debt notes	91	133	16	1,040	1,280
PRIVATE	4,434	1,133	684	405	6,656
Mortgage notes	249	1,066	558	11	1,884
Bank Deposit Certificates	1,519	48	64	2	1,633
Debentures	723	19	62	392	1,196
Listed company shares (technical reserve)	1,357	–	–	–	1,357
Listed company shares (other)	586	–	–	–	586
OTHER	221	43	17	387	668
TOTAL	22,419	5,098	4,670	7,040	39,227
% in relation to total	57.2%	13.0%	11.9%	17.9%	100.0%
Minimum required provision					(390)
Additional provision					(468)
TOTAL PROVISION					(858)
TOTAL IN 2002					38,369

Credit Operations (in millions of reais)

Following we present the composition of the portfolio distributed by type of operation and business sector.

	R$ million			
	2000	2001		2002
	December	March	December	March
Discounted trade receivables and loans	16,566	17,921	20,745	22,676
Financing	12,994	13,911	14,139	16,027
Rural and agribusiness loans	2,960	2,911	3,005	2,948
Leasing Operations	2,061	2,042	1,720	1,792
Advances on foreing exchange contracts	3,790	3,949	4,406	5,439
Foreign Currency Advanced Granted	–	–	–	116
Total credit operations	38,371	40,734	44,015	48,998
Other credits	501	400	429	548
Total of period	38,872	41,134	44,444	49,546

Credit Portfolio by Business Sector (in millions of reais)

	2001		2002	
	December	%	March	%
Public sector	199	0.5	202	0.4
Private sector	44,245	99.5	49,344	99.6
Manufacturing	14,025	31.6	15,467	31.2
Commerce	6,585	14.8	7,491	15.1
Financial Intermediaries	704	1.6	808	1.6
Services	9,957	22.3	10,418	21.1
Agribusiness, livestock raising, fishing, forest development and management	896	2.0	886	1.8
Individuals	12,078	27.2	14,274	28.8
TOTAL	44,444	100.0	49,546	100.0

Credit Portfolio by Activity Sector (%)

12/31/2001


Public sector
0.5
Manufacturing
31.6
Commerce
14.8
Financial intermediaries
1.6
Services
22.3
Agribusiness, livestock raising, fishing and forest development and management
2.0
Individuals
27.2

03/31/2002


Public Sector
0.4
Manufacturing
31.2
Commerce
15.1
Financial intermediaries
1.6
Services
21.1
Agribusiness, livestock raising, fishing and forest development and management
1.8
Individuals
28.8

At the end of March 2002, approximately 99.6% of the credit portfolio was directed to the private sector, there being no significant changes to report in relation to the previous period. Thus, 31.2% of total operations were directed to the industrial sector, 22.7% to services, including financial intermediaries, 15.1% to commerce, 1.8% to agribusiness and 28.8% to individuals.

Performance of the Portfolio

The recent growth in the main indicators suggests that the re-establishment of the economic activity level initiated at the end of 2001, despite continuing in the early part of 2002, has been occurring at a slower pace than initially expected. The more moderate intensity of this recovery was the result of both the greater containment verified in terms of the performance of earnings and employment, and the financing conditions, especially in relation to the non-occurrence of a greater decline in interest rates.

Given this scenario, and excluding the effect of the incorporation of assets during the quarter, the volume of Bradesco's credit operations posted a slight growth during the period, in line with the performance of the Financial System's total credit operations (+0.9%), while the total for the Private Banks fell 0.8%, according to Central Bank data published on April 24, 2002.

DATE BASE	R$ million	Variance
12/31/2001	44,444	-
03/31/2002		
Consolidated without Acquisitions	44,598	+0.3%
Consolidated with Acquisitions (1)	49,546	+11.5%

(1) Includes Banco Mercantil de São Paulo, Banco BEA and the portfolio acquired from Banco Ford.

However, considering the consolidated stock of Bradesco's credit operations, including the acquisitions made, the total balance in the position of March 2002 reached R$ 49.5 billion, recording a growth of roughly 11.5% in the quarter.

The forecast for the upcoming quarters is that bank credit will resume its growth path, in a gradual manner and at possibly more modest levels than those verified in the beginning of last year, in direct relation to the perfomance of the Brazilian economy, with emphasis on the export sector.

Composition of the Credit Portfolio by risk levels

In line with Bradesco policy, the risk levels of the portfolio balance reflect the organization's ongoing pursuit for quality of its credit assets. In March 2002, only a discreet shift was verified in comparison to December 2001. The operations concentrated at risk levels of between "AA" and "C" classified as performing loans by Central Bank, totaled 90.2% of the accrued balance, while 2.8% had reached the risk management stage, for reduction purposes or for inclusion of guarantees with greater liquidity and only 7.0% were considered as non-performing, representing possible partial losses subsequent to the application of all possible collection methods.

Consolidated without Acquisitions

R$ million

Risk Level	Portfolio Balance	Accumulated Percentage (1)	March 31, 2002 Minimum required provision Specific (2) Overdue	Due	Generic (3)	Total	Additional provision (4)	Provision
AA	13,987	31.4%	-	-	-	-	-	-
A	15,404	65.9%	-	-	77	77	1	78
B	3,826	74.5%	1	4	33	38	1	39
C	7,008	90.2%	5	18	186	209	14	223
D	1,247	93.0%	15	37	74	126	101	227
E	495	94.1%	46	52	51	149	28	177
F	361	94.9%	71	70	39	180	21	201
G	535	96.1%	96	87	192	375	77	452
H	1,735	100.0%	950	497	288	1,735	-	1,735
TOTAL AT 03/31/2002	44,598	-	1,184	765	940	2,889	243	3,132
TOTAL AT 12/31/2001	44,444	-	1,084	646	979	2,709	232	2,941

(1) Of total portfolio.
(2) For operations with installments more than 14 days overdue.
(3) Recorded in accordance with the customer/transaction classification.
(4) The addtional provision has been recorded based on management experience and the expected recoverability of the credit portfolio, in order to determine the total provision considered sufficient to cover cspecific and global credit risks, associated to the provision calculated in accordance with the risk level classifications and the corresponding minimum provision requirements established by National Monetary Council Resolution 2,682. The additional provision by client was classified in the above table and in the corresponding risk levels.

If we add the credit operations of the acquired banks to consolidated Bradesco, even adopting a provision policy identical to that used by the Organization, no relevant alterations are verified in the distribution of risk in the portfolio as a whole, as illustrated in the table below.

The total volume of allowance for loan losses in March 2002 amounted to R$ 3,480 million, representing 7.0% of total credit operations. Of this amount, only 60.7% actually refers to default operations (overdue and due). The remainder is recorded in a preventive manner, according to the internal risk classification admitted for the customer.

Consolidated with Acquisitions

R$ million

Risk Level	Portfolio Balance	Accumulated Percentage (1)	March 31, 2002 Minimum required provision Specific (2) Overdue	Due	Generic (3)	Total	Additional provision (4)	Provision
AA	15,397	31.1%	-	-	-	-	-	-
A	17,480	66.3%	-	-	87	87	1	88
B	4,160	74.7%	2	5	35	42	1	43
C	7,658	90.2%	8	20	202	230	14	244
D	1,366	93.0%	18	39	79	136	101	237
E	536	94.1%	52	56	52	160	28	188
F	396	94.9%	79	77	42	198	21	219
G	566	96.0%	106	97	194	397	77	474
H	1,987	100.0%	992	562	433	1.987	-	1,987
TOTAL AT 03/31/2002	49,546	-	1,257	856	1,124	3,237	243	3,480
TOTAL AT 12/31/2001	44,444	-	1,084	646	979	2,709	232	2,941

(1) Of total portfolio.
(2) For operations with installments more than 14 days overdue.
(3) Recorded in accordance with the customer/transaction classification.
(4) The addtional provision has been recorded based on management experience and the expected recoverability of the credit portfolio, in order to determine the total provision considered sufficient to cover cspecific and global credit risks, associated to the provision calculated in accordance with the risk level classifications and the corresponding minimum provision requirements established by National Monetary Council Resolution 2,682. The additional provision by client was classified in the above table and in the corresponding risk levels.

Confirming this performance, the data indicative of the movement of the consolidated credit portfolio over the last twelve months, ended March 2002, evidences an improvement in the quality of assets, basically on account of the index of new debtors, which represented an increment of 28.0% of total loans, of which 12.0% resulting from the acquisitions made.

Movement of Portfolio between March/2001 and March/2002 (in millions of reais)


Total Credit at 3/31/2001
41,134
Collected Loans
(7.1)%
(2,924)
Write-offs
(4.0)%
(1,670)
Accrual and new debtor loans at 3/31/2002
3.6%
1,472
Balance of Remaining Debtors at 3/31/2002
(7.5)%
38,012
New Debtors
16.0%
6,585
New Debtors Resulting from Acquisitions
12.0%
4,949
Total Loans at 3/31/2002
20.5%
49,546

Moreover, it is important to note that, without considering the acquisitions, the percentage of performing loans (between AA and C) for new debtors represented 97.3% of the total, maintaining the tendency of improvement in comparison with an identical study undertaken for the position at December 2001 (96.8%). On the other hand, for debtors resulting from acquisitions, this percentage was 90.3% as shown below:

Movement of Portfolio between March/2001 and March/2002

	Remaining Debtors March 2001		New Debtors Between March 2001 and March 2002		New Debtors Due to Acquisitions at March 2002		Total Assets at March 2002	
	R$ million	%	R$ million	%	R$ million	%	R$ million	%
AA - C	33,818	89.0	6,407	97.3	4,470	90.3	44,695	90.2
D - H	4,194	11.0	178	2.7	479	9.7	4,851	9.8
TOTAL	38,012	100.0	6,585	100.0	4,949	100.0	49,546	100.0

Concentration of Credit Portfolio

	2001				March/2002			
	March		December		without acquisitons		with acquisitions	
	R$ million	%	R$ million	%	R$ million	%	R$ million	%
Largest Borrower	516	1.3	464	1.0	703	1.6	799	1.6
Ten Largest Borrowers	3,642	8.9	3,319	7.5	4.024	9.0	4,304	8.7
Twenty Largest Borrowers	5,776	14.0	5,218	11.7	6.383	14.3	6.733	13.6
Fifty Largest Borrowers	9,056	22.0	8,951	20.1	10,399	23.3	10,888	22.0
Hundred Largest Borrowers	11,959	29.1	12,227	27.5	13,391	30.0	14,085	28.4

Credit portfolio indicators

In order to provide a retrospect of the development of the Bank`s credit portfolio, we present a comparative summary of the relevant parameters, on a consolidated basis (with and without acquisitions), in accordance with the provisioning rules established by the Central Bank of Brazil.

R$ million

Items	2001 March	2001 December	March/2002 Without Acquisitions	March/2002 With Acquisitions
Total Credit Operations	41,134	44,444	44,598	49,546
- Private	11,725	12,078	12,089	14,274
- Corporate	29,409	32,366	32,509	35,272
Existing Provision	2,593	2,941	3,132	3,480
- Specific	1,530	1,731	1,949	2,113
- Generic	965	978	940	1,124
- Additional	98	232	243	243
Existing Provision/ Specific Provision (%)	169.5	169.9	160.7	164.7
Existing Provision/ Total Credit Operations (%)	6.3	6.6	7.0	7.0
Performing Operations (Levels of between AA - C) / Total Credit Ops. (%)	90.8	90.5	90.2	90.2
Operating under Risk Management (Level D) / Total Credit Ops. (%)	2.7	3.0	2.8	2.8
Non performing operations (Levels of between E - H) / Total Credit Ops. (%)	6.5	6.5	7.0	7.0
Credit Operations (Level D)	1,124	1,348	1,247	1,366
Allocated Provision	141	241	225	237
Provision/ Credit Operations (%)	12.5	17.9	18.0	17.4
Credit Operations(Levels of between E and H)	2,661	2,875	3,126	3,485
Allocated Provision	2,132	2,351	2,564	2,868
Provision/ Credit Operations (%)	80.1	81.8	82.0	82.3

The performance of the numbers for the March 2002 position revels not only a tendency of stability in the indicators obtained, but also the low credit risk that exists in our portfolio, given the comfort that the coverage indices offer, evidencing that the asset expansion strategy adopted by the organization continues to be conducted in a secure and consistent manner.

Funding

Deposits by Maturity (in millions of Reais)

Days to maturity	2001 December Total	2002 March Up to 30 days	2002 March From 31 to 180 days	2002 March From 181 to 360 days	2002 March More than 360	2002 March Total
Demand	8,058	8,126	-	-	-	8,126
Savings	18,311	18,337	-	-	-	18,337
Interbanking	40	21	27	21	17	86
Time	14,675	2,457	4,933	6,075	5,920	19,385
TOTAL	41,084	28,941	4,960	6,096	5,937	45,934

Demand deposits


R$ billion
5.3
5.0
6.8
7.5
8.1
8.1
1997
1998
1999
2000
2001
1st qtr./2002

47

ISO 9002

Savings accounts

The recent acquisitions of Banco do Estado do Amazonas - BEA and Banco Mercantil de São Paulo provided for the ingress of R$ 570 million in Organização Bradesco's Savings Portfolio, with the entry of 387 thousand new accounts and the consolidation of our leadership in this segment among the Private Banks.

Another important fact in this first quarter of 2002 was the operational consolidation of our activities as Bank correspondent in ECT - Brazilian Post Office and Telegraph Company, whereby the Post Offices throughout the Country may, among other services, accept proposals for the opening and operation of Bradesco Fácil Savings Accounts.

At the end of the first quarter of 2002, the total balance of Bradesco Organization's Saving Accounts amounted to R$ 18.3 billion in deposits, representing an 18.8% market share of the SBPE (Brazilian Savings and Loans System).

Saving Account Deposits


R$ billion
14.6
16.2
17.2
17.8
18.3
18.3
1997
1998
1999
2000
2001
1st qtr./2002

Share of Brazilian Savings and Loans System


Participation in S.B.P.E(%)
17.0
18.1
18.9
19.4
18.8
18.8
1997
1998
1999
2000
2001
1st qtr./2002



Operating Structure

4

Corporate

Although the corporate area was created only three years ago, Bradesco is consolidating its segmentation strategy in this market.

Today, Bradesco Corporate is responsible for the Bank's relationship with 1,000 economic groups, developing solutions and generating new business for the areas of Corporate Finance, Project Finance, Capital Markets, Risk Management, Overseas Trade, Cash-Management, Asset Management, Insurance, Private Pension Plans and HR Solutions.

The team includes sector experts, who are dedicated to understanding risk management and the needs and opportunities of the most significant sectors of the economy, with teams working in São Paulo, Campinas, Rio de Janeiro, Paraná, Santa Catarina, Rio Grande do Sul, Belo Horizonte, Brasília, Salvador and Recife.

The focused strategy and high level of expertise of these teams during this period of activity has significantly enhanced relationships and results. This area is responsible for managing approximately R$ 35 billion in managed funds.

Private

Bradesco Private Banking provides personalized services in the domestic and international markets through its team of specialized professionals, with total confidentiality and discretion.

In addition to the exclusivity characteristic of its relationships with its customers, the activities of this area also received ISO 9001 Certification.

Bradesco Private Banking, which is already fully operational in the City of São Paulo and Greater São Paulo, and in the implementation stage in the interior of the state and State of Rio de Janeiro, is well on the way to providing services throughout the Brazilian territory in the near future.

Capital Market

Underwriting Operations

Bradesco coordinated significant stock and fixed income operations through March 2002, which totaled R$ 5.6 billion, representing 82.5% of the total issues registered at the Brazilian Securities Commission (CVM) during the same period. It is also important to note that Bradesco coordinated the operation involving the Secondary Public Offer of the Common Stocks of Companhia Vale do Rio Doce, held in March, which totaled R$ 4.5 billion.

	Stocks (primary offers)	Debentures
Number of Total Operations	2	6
Number of Bradesco Operations	2	2
Bradesco's Stocks	100%	33.3%

Of the total number of variable and fixed income operations registered at CVM, through March 2002, Bradesco participated in 100% of the primary and secondary stock issues and in 33.3% of the debenture issues. Through the end of March, Bradesco did not participate in any promissory notes issues.

Bradesco's Participation in the Issues Market (R$ billion)



5,479
5,619
30.7
2,870
2,340
2,358
18.3
17.3
22.9
13.4
0,106
1997
1998
1999
2000
2001
March/2002
% of total market volume

Source: ANBID

Ranking of Origination and Distribution - ANBID March/2002

Stock Position (1)		Fixed Income Position (2)		General Position (1+2)	
2001	March/2002	2001	March/2002	2001	March/2002
1st BES	UBS	1st Unibanco	Unibanco	1st Unibanco	Unibanco
2nd Bradesco	Bradesco	2nd Bradesco	BBA	2nd Bradesco	BBA
3rd Citibank	Itaú	3rd Banco do Brasil	Votorantim	3rd Banco do Brasil	Votorantim

Distribution

Stock Position (1)		Fixed Income Position (2)		General Position (1+2)	
2001	March/2002	2001	March/2002	2001	March/2002
1st BES	UBS	1st Unibanco	Unibanco	1st Unibanco	Unibanco
2nd Bradesco	Bradesco	2nd Bradesco	BBA	2nd Bradesco	BBA
3rd Citibank	Itaú	3rd Banco do Brasil	Votorantim	3rd Banco do Brasil	Votorantim

52

Structured Operations

Bradesco continues actively prospecting for new business in the structured operations segment, advising companies in merger, acquisition, project finance, corporate restructuring and privatization operations.

Bradesco's outstanding performance in 2001 placed it in 3rd place, in the number of operations performed, in the ANBID Merger and Acquisition ranking. By March 2002, 7 operations had been finalized.

Bradesco's presence is also notable in Project Finance operations, in which it operates as a financial advisor to companies with investments in electricity generation and related projects, such as the construction of oil and gas pipelines. These projects currently amount to roughly R$ 5.0 billion.

ANBID Merger and Acquisition Ranking - Number of Operations

December/2001

Rating	Institution	No. of Operations
1ª	JP Morgan	13
2ª	CSFB Garantia	10
3ª	Bradesco	7
3ª	Salomon Smith Barney	7

Foreign Exchange

Structure

The Organization has 18 specialized units operating in Brazil (Bradesco 12, BCN 5 and Mercantil 1), 2 Branches in New York (Bradesco and Mercantil), 4 Branches in Grand Cayman (Bradesco, BCN, Boavista and Mercantil), 1 Branch in Nassau (Boavista), 2 Branches in London (Mercantil), 1 subsidiary in Buenos Aires, (Banco Bradesco Argentina S.A.), 1 subsidiary in Nassau, (Boavista Banking Limited) and 2 subsidiaries in Luxembourg, (Banco Mercantil de São Paulo International S.A. and Banco Bradesco Luxembourg S.A.), 1 subsidiary in Tokyo, (Bradesco Services Co., Ltd.), 1 subsidiary in New York and Bradesco Securities Inc..

In the Foreign Exchange area, Organização Bradesco provided significant support in the foreign trade area, recording a balance of R$ 4.5 billion in the foreign exchange trading portfolio for financing imports and exports, including for onlending to customers.

Total foreign exchange trading for exports from January to March 2002 amounted to US$ 2.4 billion, while imports totaled US$ 866 million.

Volume of Foreign Currency Trade



US$ billion
7.3
6.1
9.2
9.6
2.4
2.5
2.1
3.1
3.8
0.8
1998
1999
2000
2001
1st Qtr./2002
1998
1999
2000
2001
1st Qtr./2002
Year
Year
Export
Import

Export Market


15.2%
Bradesco
1998
14.1%
Bradesco
1999
17.2%
Bradesco
2000
16.4%
Bradesco
2001
18.2%
Bradesco
1st Two Months/2002

Import Market


6.0%
Bradesco
1998
6.5%
Bradesco
1999
6.7%
Bradesco
2000
8.1%
Bradesco
2001
7.7%
Bradesco
1st Two Months/2002

At March 31, 2002, the foreign trade portfolio results were as follows:

	US$ million	R$ million
Export financing		
Advance on Foreign Exchange Contracts ("ACCs")	1,574	3,656
Advance on Export Contracts ("ACEs")	437	1,015
Prepayments	326	757
Loans according to Export Incentive Program (Proex)	1	2
Onlending of funds borrowed from BNDES/EXIM	43	100
Documentary drafts and bills of exchange	11	26
Total export financing	2,392	5,556
Import financing		
Foreign currency import loans	586	1,361
Total import financing	586	1,361
Total export and import financing	2,978	6,917

Except for funds obtained through the Commercial Paper program in the United States, the portfolio is financed by credit lines obtained from correspondent Banks. At the end of the period, approximately 130 American, Asian and European Banks had extended lines to Bradesco.

	3/31/2002 Assets US$ million	Stockholder's Equity US$ million
Branches abroad		
Bradesco New York	998	133
Bradesco Grand Cayman	3,331	315
BCN Grand Cayman	507	113
Boavista Grand Cayman	67	(86)
Boavista Nassau	306	6
Mercantil New York	66	15
Mercantil Grand Cayman	278	95
Mercantil London	55	19
Foreign subsidiaries		
Banco Bradesco Argentina	20	19
Boavista Banking Limited	132	114
Banco Mercantil S.P. International S.A.	244	76

The core objective of the foreign branches is to obtain funds in the international market for onlending to customers, principally through the financing of Brazilian foreign trade.

In August 2001, Bradesco entered into a Stock Purchase Agreement with Banespa for the purpose of acquiring the control of Bank Banespa International S.A. – Luxembourg. On April 8, 2002, Bradesco assumed control over the institution and on April 17, 2002 the subsidiary's name was changed to Banco Bradesco Luxembourg S.A. The objective of this subsidiary will be to provide additional services to private banking customers and to increase foreign trade operations.

With the acquisition of Banco Mercantil de São Paulo, the bank's branches in New York, Grand Cayman and London and the subsidiary Banco Mercantil de São Paulo International S.A. in Luxembourg and its London Branch became part of Organização Bradesco.

In the first quarter of 2002, in addition to short-term loans with international banks, earmarked for foreign trade financing, US$ 200 million was raised through public and private medium and long-term placements in the international capital market, which will be earmarked for working capital loans.

Profile of Public and Private Issues Abroad - Bradesco

Funds Obtained Abroad

ISSUES	CURRENCY	AMOUNT	ISSUE	MATURITY
2000 - PUBLIC ISSUES – US$ 950 MM				
FxRN	US$	200,000,000.00	2/8/2000	2/8/2002
FxRN	US$	100,000,000.00	5/12/2000	5/13/2002
USCP	US$	300,000,000.00	6/19/2000	6/18/2001
FxRN	US$	200,000,000.00	7/10/2000	7/10/2001
FxRN	US$	150,000,000.00	11/17/2000	11/18/2002
– PRIVATE ISSUES – US$ 250 MM				
2001 - PUBLIC ISSUES – US$ 1.075 BI				
FxRN	US$	175,000,000.00	2/22/2001	2/22/2002
FxRN	US$	100,000,000.00	4/25/2001	10/25/2002
FxRN	US$	100,000,000.00	6/18/2001	6/18/2003
USCP	US$	250,000,000.00	6/18/2001	6/17/2002
FxRN	US$	100,000,000.00	7/24/2001	7/24/2002
FxRN	US$	200,000,000.00	10/24/2001	10/18/2002
SUBORDINATED DEBT	US$	150,000,000.00	12/17/2001	12/15/2011
– PRIVATE ISSUES – US$ 150 MM				
2002 - PUBLIC ISSUES – US$ 150 MM				
FxRN	US$	150,000,000.00	3/5/2002	3/5/2004
– PRIVATE ISSUES – US$ 50 MM				

65

SPREAD OVER T-BILL


Basis Points
243 (3 years)
148 (1 year)
213 (3 years)
435 (3 years)
170 (2 years)
711 (1 year)
499 (1 year)
418 (18 months)
335 (18 months)
277 (2 years)
203 (2 years)
209 (1 year)
215 (2 years)
206 (1 year)
217 (18 months)
287 (2 years)
230 (1 year)
322* (1 year)
550 (10 years)
291 (2 years)
Jan/97
Aug/97
Oct/97
Feb/98
May/98
Apr/99
May/99
Oct/99
Dec/99
Jan/00
May/00
Jun/00
Nov/00
Feb/01
Apr/01
Jun/01
Jul/01
Oct/01
Dec/01
Mar/02
* Over Libor

Bradesco has the following programs:

Type	Currency	Amount Issued
EURO CP PROGRAM (Grand Cayman)	US$	300,000,000
EURO CD PROGRAM (Grand Cayman)	US$	100,000,000
MNT PROGRAM	US$	1,500,000,000
USCP	US$	250,000,000
TERM LOAN FACILITY	US$	100,000,000
Total	US$	2,250,000,000

Checking Accounts

Checking Accounts Opened - Private and Corporate Customers - March/2002


Private
Corporate
In thousand of customers
10,867
711
420
119
132
7
339
92
11,758
929
BCN
BEA
TOTAL

Increase in Checking Accounts


Millions
10.8
11.1
12.0
12.7
December
March
December
March
2000
2001
2002

Ratio of Products per Client


5.08
4.2
3.2
5
4
3
2
Number of products per client
1995
1999
2000
2001
1st Qtr./2002

Funds under Management and Customer Portfolios

ISO 9002

BRAM - Bradesco Asset Management - A Company Specialized in the Management of Third Party Funds

Since 2001, when it began its operations, BRAM – Bradesco Asset Management has been managing third party funds administered by Banco Bradesco and distributed by BCN and Bradesco, with the purpose of offering products and services that meet the needs and objectives of its customers. BRAM is the result of the consolidation of the professionals and funds administered by Bradesco's Fund and Investment Portfolio Department, BES – Boavista Espírito Santo Distribuidora de Títulos e Valores Mobiliários S.A., BCN Alliance Capital Management S.A., and Bradesco Templeton Asset Management Ltda., which has enabled it to achieve greater return to scale and efficiency gains. Its specialized structure in the management of third party funds is totally segregated, guaranteeing the 'Chinese Wall' and serving various segments of the market, including Retail, Corporate, Private and Institutional Investors.

Acquisition of managed portfolios from Deutsche, Mercantil and BEA

In the first quarter of 2002, in addition to the funds managed by BRAM there were the investment funds and portfolios acquired from Deusche Bank Investimentos DTVM, Banco Mercantil de São Paulo and Banco do Estado do Amazonas (BEA), which resulted in a total volume of R$ 64,5 billion in funds under management in March 2002.

Vale do Rio Doce Operation was a funding success

The Operation involving the non-selective offer of the stocks of Companhia Vale do Rio Doce evidenced the credibility of the Bradesco brand in the fund management area and its high distribution capacity make the difference. Bradesco obtained the highest volume of funds after Caixa Econômica Federal, leading the other dealers.

Bradesco was the leader in 2001 in Petrobrás Funds

In 2001, Bradesco obtained the leadership position in profitability in Petrobrás Funds (Fundo Bradesco FIA Petrobrás, Fundo Bradesco FGTS Priv IV Petrobrás and Fundo Bradesco FGTS Priv III Petrobrás). In addition, Fundo Bradesco FIA Petrobrás received the Best Investment Fund award, granted by Gazeta Mercantil.

	Stockholders' Equity - R$ million			
	2000	2001		2002
	December	March	December	March
Fixed income funds	36,512	39,270	40,536	45,659
Bradesco	33,735	36,414	40,180	45,308
BCN	1,933	2,001	-	-
Baneb	89	86	-	-
Boavista	467	462	-	-
FAPI (Bradesco Previdência e Seguros)	288	307	356	351
Variable income funds	1,585	1,544	1,369	1,702
Bradesco	1,322	1,295	1,369	1,702
BCN	200	201	-	-
Baneb	10	-	-	-
Boavista	53	48	-	-
Total stockholders' equity of funds	38,097	40,814	41,905	47,361
Fixed income customer portfolios	9,528	10,346	12,544	13,450
Bradesco	9,111	9,841	12,544	13,450
BCN	390	484	-	-
Boavista	27	21	-	-
Variable income customer portfolios	5,372	5,106	4,593	3,641
Bradesco	5,202	4,939	4,593	3,641
BCN	42	33	-	-
Boavista	128	134	-	-
Total stockholders' equity of portfolios	14,900	15,452	17,137	17,091
Total	52,997	56,266	59,042	64,452

Asset Management (Investment Funds)


In millions of reais
12,784
17,871
26,520
38,097
41,905
47,361
1997
1998
1999
2000
2001
1st Qtr./2002

Funds

Institution	Number of Funds			Number of Quotaholders		
	Fixed Income	Variable Income	Total (Fixed Income + Variable Income)	Fixed Income	Variable Income	Total (Fixed Income+ Variable Income)
Bradesco	220	54	274	1,491,995	1,300,907	2,792,902

Portfolio

Institution	Number of Portfolios	Number of Portfolio Customers
	Total	Total
Bradesco	150	149

Collections

Corporate Collections

Bradesco Collections has been consolidating its position yearly as an authentic partner in the management of corporate business. Combining high standards of efficiency with the latest generation IT resources, Bradesco collection services are an efficient and secure tool for the universe of corporate entities that use these services.

Bradesco's Computer-recorded Collections, with the transmission and receipt of data on a direct computer-to-computer basis, is one of the most modern banking technology systems available, offering important productivity gains to companies by permitting the streamlining of services. The available services include electronic collections (computer-recorded), which permit user companies to consult information online. This system processes approximately 96% of all documents recorded in the Bradesco collections portfolio.

Pag-For Bradesco facilitates the management of Trade Accounts Payable for more than 30,000 companies.

Tax and Utility Collections

Developed on the basis of high standards of efficiency and quality, Bradesco's tax and utility collections serve a dual purpose. On one hand, they seek to provide customer satisfaction with appropriate and innovative solutions for the settlement of taxes, duties and contributions. On the other, they effectively interact with the different Government Departments in the federal, state and municipal spheres, and the public utility concessionaires.

Bradesco's tax and utility collection services are noted for the speed and security of the data transmitted and amounts collected.

	In billions of reais			
	2000	2001		2002
	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Collections (*)	134.2	145.9	149.7	144.4
Pag-For	25.7	29.0	45.4	42.2
Collections + Pag-For	**159.9**	**174.9**	**195.1**	**186.6**
Tax	17.3	14.2	18.0	17.3
Water, electricity (a), telephone, gas (a)	2.6	2.6	2.7	2.8
Social Security	3.5	2.4	3.8	2.9
Tax + Utility Collections + Payments	**23.4**	**19.2**	**24.5**	**23.0**

	In millions of operations			
	2000	2001		2002
	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Collections (*)	172.2	165.0	166.2	158.6
Pag-For	9.9	10.5	14.3	14.1
Collections + Pag-For	**182.1**	**175.5**	**180.5**	**172.7**
Tax	13.9	13.3	14.0	13.7
Water, electricity (a), telephone, gas (a)	25.0	25.3	25.8	25.6
Social Security	11.9	10.5	11.4	11.7
Tax + Utility Collections + Payments (b)	**50.8**	**49.1**	**51.2**	**51.0**

(*) Refers to the total amount transacted (funds obtained, write-offs, credits, etc.)

(a) Payment by direct debit

11.192 million – January to March/2001

12.689 million – January to March/2002

(b) Total Beneficiaries : more than 3.234 thousand retirees and pensioners (equivalent to 16.38% of the population registered with INSS (Brazilian Social Security Institute).

Growth in Collections and Pag-For


214.1
328.5
414.4
583.6
738.0
1997
1998
1999
2000
2001
Volume (R$ billion)
451.0
486.0
516.0
666.7
708.0
1997
1998
1999
2000
2001
Number of Operations (million)

Growth in Tax and Utility Collections/Payments


42.6
47.5
57.0
72.7
84.9
1997
1998
1999
2000
2001
Volume (R$ billion)
110.2
144.3
156.4
186.8
196.6
1997
1998
1999
2000
2001
Number of Operations (million)

Cards (in millions)

	2000	2001		2002
	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Card Base	24.6	25.2	29.0	30.6
Credit	4.4	4.3	4.7	5.0
Debit	20.2	20.9	24.3	25.6
Transaction Amount - R$	2,186.3	2,098.0	2,682.7	2,609.8
Credit	1,704.0	1,615.0	1,827.0	1,814.6
Debit	482.3	483.0	855.7	795.2
Number of Transactions	42.5	41.6	52.0	51.3
Credit	30.8	29.0	30.3	30.4
Debit	11.7	12.6	21.7	20.9

Bradesco is the largest Visa card issuer in Brazil, with 43,3% of the card base and 25,6% of sales, and one of Brazil's largest independent Credit Card issuers. Its portfolio includes different types of products and services of the Visa and Mastercard brands, with the purpose of serving all income brackets of the Brazilian population. Bradesco provides products and services embracing various segments of the market, offering the "Visa Fácil" (Easy Visa) and Infinity Card, with credit limits correlative to the segment.

Through BCN and Finasa, products and services of VISA and Mastercard are offered. BCN also offers products and services associated with the American Express brand.

As of 1999, Bradesco started transforming its Bradesco Instantaneous cards into Multiple cards, with debit and credit functions, permitting purchase payments throughout the Visa Electron network of establishments in Brazil, and withdrawals in the Visa Plus Network Abroad.

The Electron function in the Debit Cards provides the market: savings in the operational area because paper transactions are replaced by electronic transactions, a reduction in withdrawals at ATMs and reduced credit risk to establishments. For Bradesco, the benefit is the interchange rate on the purchases.

Billings for the period January through March 2002 totaled R$ 2.6 billion, representing growth of 24% over the same period of the previous year, and a growth rate of 23% in the number of transactions.

In keeping with its strategy of constant technological innovation, Bradesco has been substituting its magnetic stripe cards for cards with chips, a microcircuit that guarantees its members greater security and speed in operations, and increases the number of functions offered – besides credit, Visa Cash (electronic money).

Bradesco, together with Visa and other Banks, partners in Visanet, signed a Statement of Principles for the incorporation of the company "Visa Vale", a joint venture that will be operating in the benefits voucher business (meal vouchers, food vouchers and others), with the objective of offering new product altenatives to the market.

Fidelity-building Programs

Smart Club - a multi-fidelity program developed in association with large companies, in which Smart Club awards members points whenever they purchase products and/or services from accredited companies and make the respective payment with the Bradesco Credit Card.

Smiles - a rewards program, in which members accumulate miles whenever they pay bills using the Bradesco Gold Credit Card, which can be exchanged for VARIG airline tickets and those of other company partners of the program.

TAM - a co-branded program, managed by BCN, which accumulates points (miles) in accordance with the use of the BCN Credit Card.

The network of commercial establishments accredited by the Visa system in Brazil is managed by Companhia Brasileira de Meios de Pagamentos - Visanet, in which Bradesco has an indirect capital holding of 39.2%. In the 1st quarter of 2002, Visanet posted sales of R$ 8.8 billion.
Bradesco and BCN Credit Cards are accepted throughout the International Visa Network, comprising more than 19 million establishments and electronic cash-points in 249 countries.

Historical Data:

- 1968 - Bradesco Credit Card launched - the first Credit Card in Brazil.
- As from 1991, already associated with Visa International, Bradesco began to issue cards that were also valid abroad.
- In 1993, Bradesco launched the first Visa Affinity and Co-branded Cards. Presently, it has more than 76 Bradesco, Affinity and Co-Branded Credit Card Groups.
- In 1995 - Aquire Visanet was launched, together with other Banks and Visa.
- In September 1996, Bradesco also began issuing the Bradesco Card with the Mastercard brand.
- In June 1999 - Bradesco launched the Bradesco Visa Electron card.
- In August 1999, Bradesco issued the first chip Visa Cards in Brazil, the so-called Smart Cards, demonstrating its commitment to constant innovations.
- In May 2001, Bradesco launched the chip Mastercard.
- In November 2001, Bradesco launched the "Bradesco Infinity" card.

Stock, Custody and Controllership Services

With an appropriate infrastructure and specialized personnel, Bradesco offers its customers Custody of security assets, Controllership, DR-Depositary Receipt, BDR-Brazilian Depositary Receipt and bookkeeping services for Stocks, Debentures and Investment Fund Quotas.

173	companies make up the Bradesco Book-entry Stock System, with 5.5 million stockholders;
27	companies with book-entry debentures issued totaling R$ 8.8 billion;
280	customers use the Custody services, amounting to assets of R$ 59.1 billion;
394	Investment Funds and Managed Portfolios, with Controllership services, and assets of R$ 79.0 billion;
12	Book Entry Investment Funds, with a market value of R$ 1.0 billion;
10	Registered DR Programs, with a market value of R$ 7.3 billion; and
02	Registered BDR Programs, with a market value of R$ 871.4 million.

Customers who use the custody x assets under custody service


280
252
250
Number of customers
59,1
53,1
47,6
Assets under custody (R$ billion)
Sep./2001
Dec./2001
March/2002

63

Banks and Other Financial Subsidiaries

5

BCN

Consolidated Balance Sheet - in millions of reais

	2000	2001		2002
	December	March	December	March
ASSETS				
Current and long-term assets	13,169	15,243	17,444	19,063
Cash and cash equivalents	119	169	589	588
Interbank investments	346	262	137	245
Securities	4,087	5,643	5,987	5,947
Interbank and interdepartmental accounts	240	308	370	487
Credit and leasing operations	6,290	6,692	8,336	9,470
Other receivables and assets	2,087	2,169	2,025	2,326
Permanent assets	191	310	342	337
Total	13,360	15,553	17,786	19,400
LIABILITIES				
Current and long-term liabilities	12,294	14,443	16,520	18,084
Time, demand and interbank deposits	3,706	5,570	8,043	8,952
Savings deposits	592	581	656	678
Money market repurchase commitments and debt securities	3,927	3,946	3,631	3,722
Interbank and interdepartmental accounts	64	84	64	21
Borrowings and onlendings	2,194	2,334	2,619	2,690
Other liabilities	1,811	1,928	1,507	2,021
Deferred income	1	1	2	2
Stockholders' equity	1,065	1,109	1,264	1,314
Total	13,360	15,553	17,786	19,400

Statement of Income - in millions of reais

	2000	2001		2002
	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Income from financial intermediation	747	822	816	996
Expenses from financial intermediation	(484)	(589)	(379)	(609)
Gross profit from financial intermediation	263	233	437	387
Other operating income (expenses)	(178)	(152)	(299)	(273)
Operating income	85	81	138	114
Non-operating income	1	3	-	5
Income before taxes and profit sharing	86	84	138	119
Income tax and social contribution	(17)	(18)	(56)	(43)
Employee profit sharing	(6)	(3)	(6)	(4)
Net income	63	63	76	72

BCN

BCN was incorporated by Bradesco as of December 1997, and closed 2001 meeting the challenges proposed by its controller. The bank operates as an independent financial institution, with its focus on serving a segmented public with actions focused on the their needs. In order to operate in an increasingly intense manner with its customers and compete in the market, in pursuit of a substantial increase in the number of account holders, BCN capitalized on its relationship focus.

The Bank's determination to stand out for the quality of its relationship with its customers also served as a parameter for the development of initiatives in connection with the New Brazilian Payments System. The internal BCN teams developed a series of iniatiatives with the aim of providing employees and customers with extensive and profound orientation on the System. Procedures included communication and training of the Bank's infrastructure and service teams, as well as presentations and materials developed specifically for customers.

Growth in the Quarter

At the end of the first quarter of 2002, BCN had approximately 664 thousand customers, of which 539 thousand are account holders. The customers served by Continental Bank totaled approximately 674 thousand, total credit card holders amounted to 149 thousand and Savings accounts reached the mark of 544 thousand.

At March 31, 2002, the BCN Service Network comprised 402 points, including 208 Branches in the Country, 1 Branch abroad - Grand Cayman, a total of 153 conventional Service Centers and Electronic Service Outlets, in addition to 40 Continental Promotora de Vendas branches. The Self-service Network was operating with 946 machines installed in BCN Branches and Service Centers, as well as the BDN - Bradesco Dia e Noite Network, with 9,199 machines at the disposal of BCN customers for withdrawals and the 24-Hour Bank Network, with 2,090 machines.

Up to March 31 the following Branches were inaugurated: BCN Digital - RJ, Centro da Barra - RJ, Mauá - SP and Mogi-Mirim - SP. Continental Promotora de Vendas with 11,188 resale outlets in the Country for new and used vehicles and service points in 1,315 stores. Continental continues expanding, and inaugurated a Branch in Aracaju-SE this year.

Performance

Net Income and Stockholders' Equity

Banco BCN S.A. booked net income of R$ 72 million in the first quarter of 2002 and an annualized return of 23.9% on Stockholders' Equity of R$ 1,314 million.

Assets and Liabilities

The Bank's total assets amounted to R$ 19.4 billion at March 31, 2002. Credit and Leasing Operations totaled R$ 9.5 billion, corresponding to 48.9% of this total and growth of 13.7% over December 2001. It is important to note that the main variance in this item occurred in Direct Consumer Credit (CDC), owing substantially to the acquisition of the credits of Banco Ford S.A., in January 2002. The Securities portfolio also participated in this total with more than 30.7%.

With respect to funding, deposits, including Savings deposits, represented 49.6% of the total, presenting a growth rate of 10.7% compared to December 2001, primarily due to Interbank deposits.

Material Fact

Through BCN, Bradesco signed a share purchase agreement for the stocks of Banco Cidade S.A. for the acquisition of the latter's control.

The operation includes the subsidiaries Banco

Cidade - Administradora de Cartões e Serviços Ltda., Banco Cidade - Corretora de Valores Mobiliários e de Câmbio Ltda., Banco Cidade - Distribuidora de Títulos e Valores Mobiliários Ltda., Banco Cidade - Leasing Arrendamento Mercantil S.A., Cidade Capital Markets Limited and the companies Cidade Asset Management Ltda. and Cidade Seguros Administradora e Corretora S/C Ltda.

BCN will be implementing the integration process as soon as the Due Diligence has been completed.

Relationship

BCN relationship account - Individuals

The BCN Relationship Account, which maintains the most comprehensive rewards program, has been undergoing constant improvement. Through this account BCN customers are awarded points, which are automatically converted into rewards, such as an interest-free period of 12 to 18 days per month on overdraft facilities, or a reduction of up to 60% of the interest rate for overdrafts exceeding the interest-free period; free choice of repayment date for interest on overdrafts; reduction of up to 100% in bank fees; points in the Smart Club Program - converted into prizes; and weekly drawing for cash prizes of up to R$ 60 thousand. Through BCN Net Internet Banking the bank provides a simulation of the rewards received in accordance with the volume of business maintained with the bank, thereby enabling customers to plan the new earnings.

Products and Services

Cards

BCN Credit Cards, which award points for the Relationship Account when paid via Direct Debit, gained a new option, with the launching of the BCN Visa Nacional Credit Card.

BCN Digital

A strong example of BCN's focus on customer relations, BCN Digital, BCN's virtual bank, confirmed the Bank's mission of being an excellent business alternative for customers seeking convenience and quality in their banking relationships. A team of highly competent managers attend to the needs of customers seven days a week, including on holidays, from 8 a.m. to 10 p.m. In the first quarter of 2002, BCN Digital expanded its services to the City of Rio de Janeiro - RJ.

Self-service Channels

The remote service available to Individual customers has received significant attention from BCN, with the objective of securing highly efficient relationships through electronic channels. The set of electronic units, which include the call centers Linha Viva and Alô BCN -, the ATMs and BCNNet Internet Banking, were vastly renewed and improved. As a standby, the training of employees assigned to assist, and orient customers on the use of the Bank's Self-service Channels has been maintained.

BCNNet Internet Banking

BCNNet Internet Banking at the address www.bcn.com.br, is consolidating its image as an efficient remote service channel. New web-based services include registration in the InformEmail service to receive product statements; consultations for cleared checks; printing of electronic payment slips, and changes of Internet servers, expediting customer access.

Linha Viva BCN - Customer Call Center

Linha Viva BCN, which serves customers by telephone, is maintained under two service systems with the aim of providing customers with the most complete comfort and support possible. It operates with a high level of efficiency through the electronic service 24 hours a day or via personalized service through operators, daily from 8 a.m. to 10 p.m.

Self-service

Operating with an extensive network of Self-service points, comprising the BDN-Bradesco Day and Night Network - the largest amongst the Country's private banks, the BCN Network, including units installed in Branches and Service Centers, and the Banco 24 Horas Network, BCN is able to offer its customers a comprehensive self-service system.

Volume of transactions of Self-Service Channels - Individual Customers

The constant advances in the Self-service Channel systems, and the expansion of the units, enabled BCN to achieve considerable increases in the volume of transactions conducted through these channels, as ilustrated in the table below.

(thousand)

	1st Qtr/01	1st Qtr./02
Linha Viva BCN		
Electronic Service	2,593	2,851
Personalized Service	375	646
BCN Self-service		
Electronic Transactions	2,915	4,212
BCNNet Internet Banking		
Number of Transactions	2,174	4,361
BDN - Bradesco Day and Night + Bradesco Branches		
Electronic Transactions (*)	688	1,481
Banco 24 Horas		
Eletronic Transactions	267	415
Eletronic Check		
Electronic Transactions	184	320

(*) As of October/2001 considers the "Balance Consultation" transaction.

CORPORATE Customer Service - development of relationships

With a proven record in the services provided to corporate customers of different sizes and segments, BCN has been expanding its operations in all its corporate-oriented fields of business. Operating on a segmented basis, the Branch Network is strongly supported by the Bank's management areas, enabling it to achieve increasingly higher indices in its corporate customer relations.

Products - attending to the needs of each customer with a differential

One of the strongest characteristics of BCN's Corporate customer relations is its remarkable capacity to meet the specifications of each sector and each customer segment. This ability is the result of its close work with customers and markets, to the which enables the Bank to anticipate tendencies and meet needs, creating differentiated products and services.

Service Channels

BCN makes every effort to provide its customers with the most advanced financial operating systems, investing heavily in the development and improvement of service channels for micro, small and mid-sized companies. One of the objectives pursued by the Bank in this line is the automation and greater swiftness of the information flow between the Bank and its customers.

BCN Office Banking

BCN Office Banking is one of the most modern electronic service systems, providing Corporate customers with efficient, rapid and secure services and a broad range of tools.

BCN Office Banking reached the mark of 27,729 users on March 31, 2002, with transaction volumes of more than R$ 2.5 billion in the quarter, representing 5.4 million transactions.

Payroll Service and Bank Service Centers

A noteworthy feature in the service rendered to companies, enabling them to offer their employees the most complete rewards program on the market - the Relationship Account - the Payroll service and installation of Bank Service Centers continues to play an important role in BCN.

In the first quarter of 2002, 13 units were inaugurated, totaling 153 Bank Service centers (PABs and PAEs). The payroll services, including the Centers, totaled 1,107 companies.

BCN in the Press

As part of BCN's continued institutional advertising program, during the first quarter, the Bank was present in the printed media, in the Country's most read magazines, and in the foreign media, through more than 700 points distributed in the markets in which it operates, with the main focus on the major cities.

The BCN Investment campaign, announced via electronic media, marked the unprecedented union of Banco BCN Esportes' significant sports and social projects with financial products.

Associated companies provide support for services

Continental Banco S.A., which operates with a focus on retail banking, with strong vehicle financing operations, assumed greater significance in the Bank's results and achieved a leadership position among the Country's financing institutions, operating in the areas of Direct Consumer Credit (CDC) and Leasing.

BCN Leasing Arrendamento Mercantil S.A., which is also one of the largest in the market in which it operates, continued working on the diversification strategy of the segments and implementation of operating agreements with key manufacturers of various types of equipment. With the objective of reinforcing its performance strategy to the market, BCN Leasing has been guaranteeing wide support to the BCN Network in responding to the needs of customers from different points around the country, including companies from various market segments.

69

Continental Banco

Consolidated Balance Sheet - in million of reais

	2000	2001		2002
	December	March	December	March
ASSETS				
Current and long-term assets	1,431	1,600	2,030	2,876
Cash and cash equivalents	–	–	1	1
Interbank investments	2	2	3	3
Securities	16	18	11	12
Interbank accounts	5	5	8	9
Credit and leasing operations	1,227	1,388	1,798	2,615
Other receivables and assets	181	187	209	236
Permanent assets	6	5	6	6
Total	1,437	1,605	2,036	2,882
LIABILITIES				
Current and long-term liabilities	1,318	1,475	1,885	2,719
Demand and interbank deposits	1,107	1,262	1,671	2,490
Money market repurchase commitments and debt securities	5	2	4	3
Interbank accounts	–	4	–	25
Other liabilities	206	207	210	201
Stockholders' equity	119	130	151	163
Total	1,437	1,605	2,036	2,882

Statement of Income - in millions of reais

	2000	2001		2002
	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Income from financial intermediation	114	213	174	257
Expenses from financial intermediation	(48)	(152)	(104)	(158)
Gross profit from financial intermediation	66	61	70	99
Other operating income (expenses)	(50)	(44)	(53)	(81)
Operating income	16	17	17	18
Non-operating income	-	-	(1)	(1)
Income before taxes and profit sharing	16	17	16	17
Income tax and social contribution	(5)	(6)	(5)	(6)
Employee profit sharing	(1)	–	–	-
Net Income	10	11	11	11

Continental Banco, which focuses on the retail segment, achieved a leadership position in 2001 in the financing of new and used vehicles through direct consumer credit and leasing. In the vehicle segment it operates with dealers in more than 11,188 points distributed throughout the Country. It also guarantees its presence on the Internet – www.continentalbanco.com.br and provides services in 1,315 furniture and interior decorating, cellular telephone and information technology stores in a differentiated manner, through simulators, financing with the possibility of winning prizes, loyalty building programs such as Smart Club, aggregated products, such as Special Savings and Insurance and the efficient libaration of credit.

Through BCN, Organização Bradesco forged a strategic partnership with Ford Motors involving assets of roughly R$ 1 billion, thereby consolidating its leadership in the Country's vehicle financing market: acquisition of the totality of the capital stock of Ford Leasing S.A. – Arrendamento Mercantil, by Banco BCN S.A., acquisition of the credits and other rights of the Direct Consumer Credit loan portfolio of Banco Ford S.A. in addition to financing of new business, by Continental Banco S.A., and an arrangement to serve customers of the Ford Dealer Network, by Continental Promotora de Vendas Ltda.

Continental promotora de Vendas operates in the prospecting of customers and presentation of credit proposals. In the first quarter of 2002, it inaugurated 1 branch: Aracaju - SE, bringing the total number of branches installed in Brazil's major cities to 40 at the end of the period.

At the end of the period Continental Banco had 674 thousand customers.

Performance

Net Income and Stockholders' Equity

Accumulated Net Income for the first quarter of 2002 was R$ 11 million, providing for an annualized return of 31.1% on Stockholders' Equity of R$ 163 million.

Assets and Liabilities

Total Assets at the end of March amounted to R$ 2.9 billion, primarily in Direct Consumer Credit, which posted a balance of R$ 2.6 billion at the end of the period, of which R$ 2.4 billion corresponded to vehicle financing and R$ 142 million to retail outlets.

Funds for backing operations, which are basically composed of Interbank Deposits, amounted to R$ 2.5 billion.

21

Banco Mercantil de São Paulo

Consolidated Balance Sheet - in million of reais

	2002 March
ASSETS	
Current and long-term assets	6,958
Cash and cash equivalents	72
Interbank investments	830
Securities	873
Interbank and interdepartmental accounts	566
Credit and leasing operations	3,252
Other receivables and assets	1,365
Permanent assets	805
Total	7,763
LIABILITIES	
Current and long-term liabilities	6,974
Demand and interbank deposits	3,690
Savings deposits	535
Money market repurchase commitments and debt securities	1,286
Interbank and interdepartmental accounts	220
Borrowings and onlendings	697
Other liabilities	546
Deferred income	1

Since its foundation in 1938, Banco Mercantil de São Paulo S.A. has been operating in all the financial market segments, investing constantly in technology and pursuing the maximum quality of its products and services and the security and satisfaction of its customers.

The 50's and 60's were of extraordinary growth for the Bank, which, in the early 60's had already reached the mark of 167 units, with the inauguration of Branches in the major Brazilian cities, and an associated company - Financiadora Nacional S.A., which was founded in 1958. In 1963, in line with the principles of modernity that have always oriented the Bank's activities throughout its operating life, it founded the company that is currently known by the name Finasa Administração e Planejamento, which is responsible for the group's data processing and information technology areas.

In 1965, the Bank founded Banco Finasa de Investimento, with the main purpose of channeling medium and long-term funds to provide companies with fixed or working capital. In 1968, when the capital market was in expansion, Finasa Distribuidora de Títulos e Valores Mobiliários started its operations, in line with the development of business and the opening of the market to Brazilian and foreign investors.

At the end of the 60's, the Bank transferred its headquarters to Avenida Paulista, being the first bank to move its headquarters to move to that avenue in São Paulo, which would later become a symbol of the state's and country's economic growth.

Finasa Corretora de Câmbio e Valores Mobiliários S.A. went into business in 1972. In the same year, the Bank's New York Branch was inaugurated, with the purpose of supporting the operations of its customers abroad; in 1976 the Bank opened Branches in London and Grand Cayman.

Another noteworthy fact in the 70's was the expansion of the Bank's areas of activity, with the foundation of Finasa Seguradora (Home Mercantil Seguradora S.A. at the time, the result of the acquisition of União Brasileira de Seguros Gerais by the Bank and Home Insurance) and the creation of Finasa Leasing Arrendamento Mercantil. With this, Mercantil de São Paulo was able to participate in two more important segments - insurance and leasing.

In 1981 Banco Mercantil de São Paulo International (Luxembourg) and Finasa Crédito Imobiliário were founded and Universal Cia. de Seguros Gerais was acquired. At the end of the 80's, in accordance with the prevailing legislation, the Bank became a multiple service bank, incorporating Finasa Crédito, Financiamento e Investimento and Finasa Crédito Imobiliário.

In 1993, the Bank became a member of Visa International. In 1995 Finasa Bank Limited was founded, with its headquarters in the Cayman Islands. Two years later, G.E.Bê Vidigal (Luxembourg) S.A. was founded, and in 1998 the company Finasa Asset Management was created, which specializes in the management of third party funds.

The Bank's selling process

On March 25, 2002, following the conclusion of the due diligence, the controllers of Banco Mercantil de São Paulo S.A. signed documents formalizing the transfer of its stock control to Bradesco on a definitive basis, pursuant to the "Share Purchase Agreement and other Covenants" of January 13, 2002. The operation involved the sale of 2,764,959,259 common stocks and 2,277,767,313 preferred stocks, issued by Mercantil, representing 90.1% of the voting capital and 74.2% of the non-voting capital, for the amount of R$ 1,361.8 million, corresponding to R$ 0.270047 per stock, of which R$ 544.8 million was paid in Subordinated Debt, with a ten-year term.

Bradesco will conduct a public offer for the acquisition of the common shares held by the other stockholders, at a price corresponding to 80% of the price paid per share to the members of the control block, in conformity with the provisions of article 254-A of Law 6.404/76.

With the operation's consolidation, in the 1st quarter of 2002, Banco Mercantil de São Paulo S.A., already under new management, resumed the growth strategy of its operations, the special service always provided to its customers, the intensification and personalization of its services and partnerships with customers. Thus, the Bank's capacity of rendering increasingly more complete and specialized services has been maintained, increasing even further the scope of these services also via access to the Bradesco Service Network.

Performance/accomplishments in the 1st quarter of 2002

Brazilian Payments System (SPB)

Banco Mercantil de São Paulo S.A. has been implementing its systems since 2000, in order to be prepared for the changes that will occur in the financial lives of persons and companies as of April 22, 2002. Investments amount to more than R$ 14 million with the objective of bringing greater agility and security for customer transactions. In addition to the modifications made to the institution's internal systems, a communication and training program was developed for our Branch Network and Telefinasa teams and employees in general, as well as the disclosure of all the necessary information for ongoing training through our internal network. Information on the subject can be obtained on the Bank's site on the Internet - www.finasa.com.br; via the exclusive e-mail for clearing doubts - spb@finasa.com.br; or by telephone: 0800 701 1844.

In an effort to anticipate tendencies and meet the needs of our customers, the Bank has developed certain products and services that will facilitate the control and management of the changes that will occur with the advent of SPB. Some examples:

- Cash Management Finasa;
- Caixa Único Finasa;
- Novo Módulo de Pagamentos Finasa;
- Caixa Postal Finasa; and
- Finasa Visa Electron Business Card.

Branches and Services

At the end of the 1st quarter of 2002, 220 strategically distributed Branches formed our Network in the country. Our 396 thousand individual and corporate checking account customers have 176 Service Centers and 9 Consumer Credit Stores at their disposal. The Self-Service Network operates with 744 machines installed in the Branches and Bank Service Centers, in addition to the 24Hour Bank Network comprising 2,090 Service Centers and 18,072 units of the Shared Network.

Overseas, the New York, London and Grand Cayman Branches, and the affiliated bank in Luxembourg, continue to perform activities characteristic to the international financial market, with emphasis on foreign trade financing.

Products

Finasa Credit Cards

The efforts of Banco Mercantil de São Paulo S.A., in the treatment afforded to this product, resulted in the sale of 19 thousand cards in the 1st quarter of 2002, forming a portfolio of 210 thousand units (85% the Visa flag and 15% MasterCard), representing a 27% increment over the cards sold in the 1st quarter of 2001. Billings for this product totaled R$ 89.9 million in the 1st quarter of this year, corresponding to a growth of 11% compared to the results for the same period of 2001.

Self-service Channels

- Telefinasa: Always aiming for the excellence of its services, our customer call center, called Telefinasa received more than 1 million calls in the 1st quarter of 2002.

- Finasa Internet Banking: In the Electronic Products segment, Finasa Internet Banking - Individual Customers, launched in August 2001, recorded 13.8 thousand accounts registered, representing a 4.1% penetration of the account base in the first quarter of 2002.

- Relationship Accounts: At the end of the 1st quarter of 2002, Banco Mercantil de São Paulo S.A. was serving 326 thousand individual checking account customers, corresponding to 339 thousand accounts, with a penetration percentage of Overdraft Accounts of 33% of the individual checking account customer base. In this same period, 11.6 thousand accounts were opened. The corporate customer portfolio recorded 69.9 thousand checking account customers at March

31, 2002, corresponding to 92.5 thousand accounts. Of these accounts, 3.5 thousand were opened in the first quarter of 2002. The Traditional and Mobile Savings portfolio reached the mark of 116 thousand accounts at March 31, 2002, counting individuals and companies. Prioritizing customer relations and the supply of differentiated and competitive products, the Service Package "Conta Fácil Finasa" recorded 177.8 thousand customers registered at the end of the first quarter, while the Relationship Account known as "Progressive Benefits" totaled 35.2 thousand customers, who enjoy the benefits offered by this system.

75

BEA

Consolidated Balance Sheet - in million of reais

	2002 March
ASSETS	
Current and long-term assets	713
Cash and cash equivalents	11
Interbank and Interdepartmental investments	114
Securities	304
Interbank and interdepartmental accounts	68
Credit and leasing operations	197
Other receivables and assets	19
Permanent assets	15
Total	728
LIABILITIES	
Current and long-term liabilities	590
Demand and time deposits	246
Savings deposits	37
Purchase and Sale Commitments	233
Interbank and Interdepartmental accounts	17
Borrowings and Onlendings	12
Other liabilities	45
Stockholders' equity	138
Total	728

Banco do Estado do Amazonas S.A. was incorporated on December 18, 1956, through Law 098, as a private and public joint stock company, formed by the State of Amazonas, the Municipalities and Private persons, with the objective of performing all banking and credit operations permitted by Law and providing financial assistance services to commercial, industrial, farming and extracting ventures, primarily those oriented to the economic development of the State of Amazonas, with the guaranteed advantages of the bank receiving all deposits of the State of Amazonas, Municipalities, Autonomous Government Entities and Public and Private Joint Stock Companies. The institution commenced operations on May 19, 1958.

Privatization

Federalization Process

In July 1998, with their adhesion to the Program for the Reduction of the Public Sector in the financial activity - PROES, the State of Amazonas and the Federal Government signed a Management Commitment Instrument, with Central Bank of Brazil and Banco do Estado do Amazonas (BEA) as intervening parties. This instrument established the obligations to be performed by BEA and the State of Amazonas until such time as the share control was transferred to the Union.

The federalization of BEA was finalized on August 3, 1999, following which Special Stockholders' Meetings were held to homologate the capital increase of BEA, approval of the Corporate Bylaws and election of Board of Directors and Audit Committee members.

Following the completion of the federalization process the Bank underwent a technological modernization and management reorganization process in order to aggregate value for its sale.

On January 24, 2002 the Auction for the sale of BEA stocks was held on the Rio de Janeiro Stock Exchange, which were acquired by Banco Bradesco S.A.

On January 29, 2002 the share control held by the Federal Government was transferred to Bradesco, and Special Stockholders' Meetings were convened for this purpose.

Comments on performance/accomplishments for the 1st Quarter/2002.

The first quarter of 2002 was marked by the acquisition of the control of Banco do Estado do Amazonas S.A. by Organização Bradesco. A total of R$ 182.9 million was paid, corresponding to the minimum price. In accordance with the Public Privatization Notice, Bradesco has exclusivity, for the next 9 years, over the checking accounts of the State, public and private joint stock companies in which it participates, autonomous entities, foundations and public companies, and the payroll of its employees.

The change in the stock control shifted the Institution's focus, with the introduction of new processes, criteria and institutional culture, with a view to adapting Banco BEA to Organização Bradesco goals, particularly in regards to service, productivity and the harmonization of procedures.

On January 29, 2002, the Institution altered its name to Banco BEA S.A.

Results for the Quarter

BEA recorded a negative net result of R$ 6.4 million in the 1st quarter, and the following figures:

- R$ 3.5 million – expenses with personnel relating to the payment of PLR (Employee Profit Sharing), bonuses and salary differences, in compliance with the collective labor agreement signed on March 14, 2002.
- R$ 6.8 million – adjustments in the allowance for loan losses, other receivables and the provision for tax contingencies; and
- R$ 4.9 million – corresponding to the sum of taxes and contributions, including social contribution paid to the public coffers.

Stockholders' Equity

Adjusted Stockholders' Equity reached R$ 137.6 million at the end of the quarter, representing a reduction of 4.5% in comparison to December 2001.

Bradesco S.A. - Corretora de Títulos e Valores Mobiliários

Balance Sheet - In million of reais

	2000	2001		2002
	December	March	December	March
ASSETS				
Current and long-term assets	187	169	242	119
Interbank investments and securities	58	59	69	68
Other receivables and assets	129	110	173	51
Permanent assets	19	19	18	18
Total	206	188	260	137
LIABILITIES				
Current and long-term liabilities	147	126	186	60
Other liabilities	147	126	186	60
Stockholders' Equity	59	62	74	77
Total	206	188	260	137

Statement of Income - In millions of reais

	2000	2001		2002
	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Income from financial intermediation	1	1	5	3
Gross profit from financial intermediation	1	1	5	3
Other operating income (expenses)	7	4	4	2
Operating income	8	5	9	5
Income before taxes and profit sharing	8	5	9	5
Income tax and social contribution	(2)	(2)	(3)	(2)
Net income	6	3	6	3

Bradesco Corretora closed the 1st quarter of 2002 maintaining its prominent position in the capital market.

We present below a summary of the main activities for the quarter:

Bradesco Corretora continued in 1st place in the Quarterly Ranking of the Futures and Commodities Exchange (BM&F), with 3.5 million contracts negotiated for a financial volume of $ 387.9 billion. The company's consolidation in this market is the result of the work undertaken with large customers, particularly with the treasury operations of large banks.

With a view to its continued expansion in the agricultural area, in 2002 Bradesco Corretora continued with its program of visits. It also received visits from producers, professors, opinion makers and brokers from the physical goods market. This expansion is aimed at the diffusion of the futures markets and increase in the number of transactions.

Bradesco Corretora reached the end of the quarter among the ten largest brokers of the BOVESPA (São Paulo Stock Exchange) ranking of the more than 100 participating brokers. During the period it served 16,172 investors, undertaking 38,604 stock purchase and sale orders, totaling a volume of R$ 2.5 billion.

Electronic trading conducted via the Internet amounted to 21,993 orders executed, with a volume of R$ 128.4 million, representing 7.1% of the total volume operated via the BOVESPA Home Broker, placing Bradesco Corretora in 2nd place in the ranking for the quarter. The customer base increased by 17.1%, with the attainment of 1,618 new customers registered from January to March 2002. During this same period we received a total of 4,782 e-mails.

Bradesco Corretora's performance in Public Offerings of Stock Purchases, Special Operations, Stocks Exchange Auctions and Privatization Auctions continue placing the company in a prominent position in the market, with a financial volume of R$ 215.3 million.

Net Income recorded for the quarter amounted to R$ 3 million.

Stockholders' equity, at the end of the quarter reached R$ 76.9 million, equivalent to 56.1% of total assets, which amounted to R$ 137 million.

Information - BM&F and BOVESPA Trading

	2000	2001		2002
	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
BM&F				
Ranking	1st	1st	1st	1st
Contracts traded (in millions)	6.6	9.2	6.2	3.5
Financial volume (R$ billion)	660.6	941.8	810.8	387.9
Stock Exchange				
Ranking	4th	5th	9th	7th
Investors serviced	47,678	24,946	13,287	16,172
Orders executed	31,135	45,264	37,755	38,604
Volume traded (R$ billion)	3,2	2,8	2,2	2,5
Home Broker				
Customers	6,668	7,384	9,473	11,091
Orders executed	18,685	21,635	22,738	21,993
Volume traded (R$ million)	73.6	87.1	123.5	128.4

Bradesco Securities Inc.

Balance Sheet - in thousand of reais

	2000	2001		2002
	December	March	December	March
ASSETS				
Current and long-term assets	3,735	3,946	3,260	2,887
Cash and cash equivalents	496	696	333	467
Securities	3,239	3,250	2,917	2,405
Other receivables and assets	-	-	10	15
Permanent assets	77	143	134	124
Total	3,812	4,089	3,394	3,011
LIABILITIES				
Current and long-term liabilities	-	187	158	62
Other liabilities	-	187	158	62
Stockholder's equity	3,812	3,902	3,236	2,949
Total	3,812	4,089	3,394	3,011

Statement of Income - in thousand of reais

	2000	2001		2002
	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Income from financial intermediation	61	55	10	22
Gross profit from financial intermediation	61	55	10	22
Other operating results (expenses)	(155)	(367)	(266)	(313)
Operating results	(94)	(312)	(256)	(291)
Income before taxes and profit sharing	(94)	(312)	(256)	(291)
Losses	(94)	(312)	(256)	(291)

Bradesco Securities, Inc., a wholly owned subsidiary of Bradesco, operates as a broker dealer in the United States. The company's activities are focused on the mediation of share purchases and sales, with emphasis on ADR operations. It is also authorized to operate with Bonds, Commercial Paper, Certificates of Deposit, and to provide Investment Advisory services.

This Bradesco initiative came about as a result of more than 80 programs involving ADRs of Brazilian companies traded in New York and the growing interest of foreign investors in the emerging markets. The objective is to render services to investors that transact funds in the global economy, investing part of this flow in countries such as Brazil.

Leasing [1]

Balance Sheet - In millions of reais

	2000	2001		2002
	December	March	December	March
ASSETS				
Current and long-term assets	2,029	1,867	2,297	2,532
Cash and cash equivalents	23	7	2	2
Interbank investments	158	-	579	668
Securities	14	18	17	18
Credit and leasing operations	1,542	1,539	1,409	1,515
Other receivables and assets	292	303	290	329
Permanent assets	13	12	50	48
Total	2,042	1,879	2,347	2,580
LIABILITIES				
Current and long-term liabilities	1,385	1,214	1,615	1,700
Demand, time and interbank deposits	567	582	272	265
Money market repurchase commitments and debt securities	158	-	-	97
Borrowings and onlendings	185	192	157	244
Other liabilities	475	440	1,186	1,094
Stockholders' equity	657	665	732	880
Total	2,042	1,879	2,347	2,580

Statement of Income - in millions of reais

	2000	2001		2002
	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Income from financial intermediation	102	70	38	100
Expenses from financial intermediation	(52)	(55)	7	(52)
Gross profit from financial intermediation	50	15	45	48
Other operating income (expenses)	(34)	(13)	(14)	(11)
Operating income	16	2	31	37
Non-operating income	7	11	7	3
Income before taxes and profit sharing	23	13	38	40
Income tax and social contribution	(8)	(4)	(13)	(13)
Net income	15	9	25	27

(1) Includes Bradesco Leasing, BCN Leasing, Boavista S.A. Arrendamento Mercantil and Finasa Leasing.

8(

Bradesco's leasing operations are conducted through its subsidiaries Bradesco Leasing S.A. Arrendamento Mercantil, BCN Leasing Arrendamento Mercantil S.A., Boavista S.A. Arrendamento Mercantil and Banco Mercantil de São Paulo S.A.

At March 31, 2002, Bradesco's leasing operations totaled R$ 1,792 million (present value) with 84,894 contracts.

In accordance with the Brazilian Association of Leasing Companies, Bradesco is one of the leaders in the Brazilian ranking of leasing companies, with 16.6% of the market (January/2002). With the acquisition of Ford's leasing portfolio (incorporated into BCN), Bradesco's share of this market rose to 18%.

Bradesco leases different types of assets, including light vehicles (cars) and heavy vehicles (buses and trucks), airplanes, machinery, equipment and computers.

The following pie chart presents the composition of Bradesco's consolidated leasing portfolio by type of asset.

Portfolio by type of assets at 3/31/2002


(%)
Machinery and Equipment
26.5
Computers
13.6
Others
4.3
Vehicles
55.6

82



Insurance, Private Pension Plans and Special Savings

6

Insurance[1]

Balance Sheet - In millions of reais

	2000	2001		2002
	December	March	December	March
ASSETS				
Current and long-term assets	2,643	2,916	3,359	3,052
Securities	1,239	1,417	1,678	1,589
Insurance Operations and Others Assets	1,404	1,499	1,681	1,463
Permanent assets	1,815	1,849	1,847	1,986
Total	4,458	4,765	5,206	5,038
LIABILITIES				
Current and long-term liabilities	1,141	1,268	1,398	1,345
Tax and social security payables	457	418	526	463
Insurance-related payables	207	222	293	188
Other Liabilities	477	628	579	694
Technical Reserves	1,369	1,419	1,395	1,353
Minority interest	129	129	82	40
Parent Stocholders' equity	1,819	1,949	2,331	2,300
Total	4,458	4,765	5,206	5,038

Statement of Income - In millions of reais

	2000	2001		2002
	4th Qtr.	1st Qtr.	4th Qtr	1st Qtr
Earned Premiums	916	1,006	1,105	1,156
Claims and claim expenses	(656)	(713)	(846)	(861)
Selling expenses	(142)	(146)	(141)	(131)
Other Operating Income (expenses)	3	4	(13)	1
Contribution Margin	121	151	105	165
Administrative Costs	(134)	(122)	(135)	(136)
Taxes	(18)	(19)	(18)	(18)
Financial Results	177	53	135	85
Operating Income	146	63	87	96
Non-Operating Income	(1)	(23)	91	(23)
Results on investments in associated companies	16	104	192	125
Profit sharing	-	(4)	(3)	(2)
Minority interests	(2)	(4)	(1)	-
Income before income tax and social contribution	159	136	366	196
Income tax and social contribution	(12)	(7)	(56)	(27)
Net Income	147	129	310	169

NB.: Includes insurance premiums issued by Bradesco Previdência e Seguros S.A.

(1) Includes: Bradesco Seguros, Indiana Seguros, Bradesco Saúde and Cia. União Novo Hamburgo de Seguros.

Performance - (annualized)

%

	2000	2001		2002
	December	March	December	March
Claims ratio (1)	71.4	70.9	74.4	71.8
Selling ratio (2)	15.8	14.5	13.3	11.4
Combined ratio(3)	102.0	99.0	102.3	99.0
Expanded combined ratio (4)	91.8	94.1	95.4	92.2
Administrative expenses ratio (5)	14.6	12.1	12.3	11.7

(1) Retained claims (excluding withdrawal on Life Insurance) / earned premiums

(2) Selling expenses / earned premiums

(3) (Retained claims + Selling expenses + Administrative costs + Taxes + Other operating expenses) / Earned premiums

(4) (Retained claims + Selling expenses + Administrative costs + Taxes + Other operating expenses) / (Earned premiums + Financial result on earned premium)

(5) Administrative Expenses/Earned premiuns

The maintenance of the performance ratios of Bradesco Seguros in relation to the previous year, with a slant towards for improvement, evidences the adequacy of the pricing and selectivity policy in the acceptance of risks. Mention should be made of the decline in the selling ratio, from 14.5% in March 2001 to 11.4% in March 2002.

Insurance Premiums - Market Share (%)


Unibanco
5.6
AGF
3.8
Itaú
6.3
Porto Seguro
7.3
Others 37.7
Sul América
19.3
Bradesco
20.0
Source: SUSEP and ANS - December/ 2001

The company continues adopting the most suitable pricing policy in the automobile portfolio and greater selectivity in the acceptance of risks in the automotive and elementary segments portfolio, which has contributed to maintaining the claim ratios at satisfactory levels.

Growth in Technical Reserves


In millions of reais
763
1,156
1,354
1,369
1,395
1,353
1997
1998
1999
2000
2001
1st Qtr./2002

Growth in Technical Reserve Guaranteeing assets - In million of reais


In millions of reais
1,050
1,169
1,544
1,497
1,502
1,356
1997
1998
1999
2000
2001
1st Qtr./2002

Earned Premiums by Insurance Line

Accumulated – In millions of reais

	2000	2001		2002
	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr
Health	410	460	523	557
Auto/RCF (Optional third-party liability)	245	263	304	274
Life/Personal Accident (PA)	169	161	192	223
Housing	4	4	5	6
Transport	25	23	25	22
Property Risks	32	44	24	13
DPVAT	23	41	26	36
Other Lines	8	10	6	25
Total	916	1,006	1,105	1,156

Earned Premiums by Insurance Line - Accumulated March/2002(%)


Insurance
Health
45,7
48,2
Auto/RCF (Optional third-party liability)
26,1
23,7
Life/ Personal Accident (PA)
16,0
19,3
Housing
0,4
0,5
Transport
2,3
1,9
Property risks
4,4
1,1
DPVAT
4,1
3,1
Other lines
1,0
2,2
2001
2002

87

Claims Ratio - % (Previous 12 months) - Average


70,8
72,9
73,1
72,6
72,8
73,4
73,8
73,6
74,4
74,6
74,9
75,2
Apr./01
May./01
Jun./01
Jul./01
Aug./01
Sept./01
Oct./01
Nov./01
Dec./01
Jan./02
Feb./02
Mar./02

Number of Insured - thousands


2,305
2,313
2,318
2,318
Health and Dental
4,559
4,558
4,620
4,583
Life/PA
864
880
915
897
Auto/RCF
360
422
640
610
Property
8,088
8,173
8,493
8,408
Total
Dec./2000
March/2001
Dec./2001
March/2002

Numbers of Grupo Bradesco Seguros in March/ 2002


Insured: > 8.408.000
Brokers: >23.000
Employees: 5.669
Branches
and offices: 343
Doctors, Hospitals
and Clinics: 36.244
Dentists: 6.876

Bradesco Saúde continues maintaining a leadership position in its market segment, particularly in the business insurance line. Brazilian consumers are increasingly looking to Health Insurance and Dental Insurance as the best alternatives for their medical-hospital and dental service needs. Bradesco Saúde currently has more than 2.3 million clients.

The continuous growth in the number of insured resulting from the micro, small and even large-sized corporations that have contracted Bradesco Saúde reveals the Insurance Company's high level of expertise and personalization in Business Insurance services, which is the greatest differential in the Health Insurance market.

Approximately 13,000 companies in Brazil have acquired Bradesco Health Insurance. Of the 100 largest companies in Brazil (Exame magazine), 42 have Bradesco Insurance in the Health/Dental Health lines.

Finally, it is important to mention the now operational Bradesco Saúde Portal (http://www.bradescosaude.com.br), which, in addition to information on the products sold, also offers various services for the insured, prospects and brokers.

The number of policyholders and the growth in sales verified in the Life and Personal Accident lines in comparison with the same period of the previous year confirm Bradesco's absolute leadership in these lines. We emphasize the maintenance of investments in the training of its distributors for the achievement of this result.

The Automotive and RCF (Optional Third Party Liability) line posted a growth in the number of vehicles insured, and the policy of offering more reasonable premiums and selectivity in accepting risks was maintained.

In the Elementary Segments, we expanded our leadership position in the Brazilian market, particularly in the Transport, Engineering Risks and Operating Risks segments, with a substantial share in the insurance linked to the business of the majority of the Country's largest 100 companies.

In the standardized products portfolio, our company recorded a significant growth in the number of customers, notably Bradesco Seguro Residencial Simplificado (Bradesco Simplified Residential Insurance) as the leader product of sales.

In summary, we managed to expand our business portfolio, while at the same time continuing to prioritize our historic results policy, on the basis of the efficient analysis of the acceptnace of risks allied to the preparation of technical specifications that are consistent with market needs.

It is also important to note that today we are present, leading or participating in the insurances of the largest companies in operation in our country.

Awards:

Bradesco Seguros

1. Distinction in Marketing (ABMN) - Case: Orquestra Bradesco Seguros (Bradesco Seguros Orchestra);

2. Marketing Best 2001 (Ed.Referência/FGV/Madia) - Case: Orquestra Bradesco Seguros;

3. Top of Marketing (ADVB) - Institutional campaign "Nós cuidamos bem de tudo que você quer bem" ("We take good care of everything you care for");

4. Top of Mind iBrands - Insurance Company category, as one of the brands that stood out most in the minds of Internet users; and

5. Best Property Insurer (Global Finance) - best Insurance Company in the Asset Risks category.

Bradesco Saúde:

1. Top Hospital Category Award 2001 (the most important title in the ranking of the Brazilian

medical-hospital market) – the most remembered brand and highlight of the year in the Health Insurance item;

2. Best Company in Rio de Janeiro in the Medical and Hospital Services Segment (Fundação Instituto Miguel Calmom de Estudos Sociais e Econômicos) – for its economic and financial performance; and

3. ACOESP 2001 Certificate – Best Health Plan Operators (Association of Medical Clinics and Doctor Surgeries of the State of São Paulo).

Private Pension Plans

Balance Sheet - In millions of reais

	2000	2001		2002
	December	March	December	March
ASSETS				
Current and Long-term assets	8,048	8,524	12,202	12,866
Cash and cash equivalents	31	11	8	19
Interbank investments	15	15	16	16
Securities	7,773	8,242	11,731	12,453
Insurance Operations and Other Receivables	229	256	447	378
Permanent assets	926	937	302	301
Total	8,974	9,461	12,504	13,167
LIABILITIES				
Current and Long-term liabilities	445	418	665	668
Tax and social security payables	112	174	196	239
Commited technical reserves	30	35	221	229
Debts from Insurance and Private Plan Operations	142	85	215	92
Other Liabilities	161	124	33	157
Technical Reserves	7,799	8,244	10,886	11,453
Stockholders' Equitiy	730	799	953	1,046
Total	8,974	9,461	12,504	13,167

Statement of Income - In millions of reais

	2000	2001		2002
	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Retained Premiums	18	22	191	222
Variation of Premium Reserves	–	1	(25)	(10)
Earned Premiums	18	23	166	212
Retained Claims	(4)	(10)	(88)	(120)
Selling Expenses - Insurance	(3)	(3)	(56)	(46)
Other Operating Income (expenses)	9	12	11	19
Income from Net Contributions	235	269	442	298
Expenses with Benefits/matured plans	(237)	(277)	(494)	(349)
Selling Expenses - Pension Plans	(27)	(29)	(28)	(30)
Administrative Expenses	(32)	(31)	(53)	(43)
Tax Expenses	(3)	(4)	(5)	(5)
Financial Income	344	323	537	475
Financial Expenses	(279)	(208)	(392)	(274)
Property Income and Expenses	1	1	3	3
No-Operting Results	55	36	23	(1)
Income before Taxes and Profit Sharing	77	102	66	139
Taxes and Profit Sharing	(3)	(33)	4	(46)
Net Income	74	69	70	93

Income from Plans - Market Share (%)


Others
26.8
HSBC Seguros
3.9
Unibanco AIG Prever
9.0
ItaúPrev
8.0
BrasilPrev
12.3
Bradesco Vida e Previdência
40.0
Source: ANAPP - (National Private Pension Plan Association)
Acummulated data until February/ 2002

Since its foundation in 1981, Bradesco Vida e Previdência has been posting high levels of growth, consolidating its leadership position in a sector, which since the early 90's has indicated an enormous potential for expansion.

Income from the company's private pension plans has grown approximately **50%** per year in the last five years, enabling it to maintain its leadership position with **40.0%** of the market, the result of a sound product development policy structured around innovative and flexible options.

The products bearing the Bradesco Vida e Previdência hallmark reflect the company's efforts in remaining ahead of its time, sensitive to the ways of the future.

Increase in Technical Reserves


R$ million
2,607
3,618
5,459
7,829
11,107
11,683
1997
1998
1999
2000
2001
1st Qtr. 2002

91

Providing security to its participants and beneficiaries, Bradesco Vida e Previdência has recorded a growing strengthening of its technical provisions. In the 1st Quarter of 2002, Technical Reserves grew 5.2% compared to the year 2001, emphasizing its capacity to fulfill the commitments assumed.

As a result of Bradesco Vida e Previdência's serious commitment to the future of its participants, it was named as the largest company in the ranking of quoted private pension companies in Brazil.

Guaranteeing Assets - Market Share (%)


Others
19.1
ItaúPrev
6.0
Caixa Vida e Previdência
5.2
Unibanco AIG Prever
6.8
BrasilPrev
10.8
Bradesco Vida e Previdência
52.1

Source: ANAPP - (Naotional Private Pension Plan Association)
Acummulated data until February/2002

Reflecting the growth in income from private pension plans, Bradesco Vida e Previdência closed the year with a high level of capitalization. The investment portfolio has shown a continuous growth in amounts and results, well above the required volume of technical reserves.

The discernment and seriousness in the implementation of this policy are confirmed by the figures, which reveal a participation of 52.1% share, in what is considered to be one of the main market indicators.

92

Growth in Guaranteeing Assets


R$ million
3,344
4,207
6,683
9,097
12,526
13,178
1997
1998
1999
2000
2001
1st Qtr. 2002

Growth in Participants


R$ thousands
403
525
657
928
1,101
1,128
1997
1998
1999
2000
2001
1st Qtr. 2002

During the 1st Quarter/2002, Bradesco Vida e Previdência signed new contracts for individual and company plans, which accounted for a **2.6%** growth in the number of participants as compared to the performance recorded in 2001. Total plan participants surpassed the **1 million** mark, representing more than 50% of the total Brazilian private pension plan market.

VGBL Bradesco: A success since its lauching

In the 1st quarter/2002, Bradesco Vida e Previdência began to sell VGBL – Vida Gerador de Benefício Livre, which from the start occupied an important position in the company's product portfolio due to its great expansion potential. The product's estimated market potential for the next five years is approximately R$ 15 billion in assets for a target public of 20 million participants.

Flexibility and transparency are the main characteristics of VGBL. It is a complete life insurance, with the possibility of accumulating funds for the future. During the accumulation period, the participant can choose one of the four different financial investment fund compositions, from the most conservative to the most aggresive. As of the 12th month of investment, participants may program withdrawals or income, allied to the coverage for natural or accidental death. According to the prevailing legislation, the funds invested in VGBL are tax exempt during the accumulation phase. At the

time of withdrawal or income there will be taxation exclusively on the earnings.
In its first result, VGBL Bradesco exceeded expectations, and in less than a month from its launch, approximately reached the mark of R$ 100 million in sales, with approximately 19 thousand participants.

Special Savings(2)

ISO 9002

Balance Sheet - In millions of reais

	2000	2001		2002
	December	March	December	March
ASSETS				
Current and Long-term Assets	1,079	1,151	1,581	1,563
Securities	1,026	1,109	1,453	1,479
Account Receivables and Other Receivables	53	42	128	84
Permanent Assets	543	515	294	305
Total	1,622	1,666	1,875	1,868
LIABILITIES				
Current and Long-term Liabilities	285	141	218	165
Tax and Social Security Payables	175	134	205	155
Other Liabilities	110	7	13	10
Technical Reserves	1,126	1,246	1,336	1,337
Stockholders' Equity	211	279	321	366
Total	1,622	1,666	1,875	1,868

Statement of Income - In millions of reais

	2000	2001		2002
	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Income from Special Savings	232	180	228	192
Variation of Technical Reserves	(110)	(58)	(16)	1
Matured special savings	(126)	(111)	(215)	(181)
Matured special savings	(120)	(98)	(207)	(166)
Winning special savings	(6)	(13)	(8)	(15)
Other Operating income (expenses)	10	-	-	-
Financial Result	28	25	104	55
Administrative Expenses	(7)	(15)	(18)	(15)
Equity Results	19	18	19	11
No-Operating Income	14	12	(3)	-
Income before Taxes and Profit Sharing	60	51	99	62
Income Tax and social Contribution	(4)	(11)	(26)	(17)
Net Income	56	40	73	45

(2) Includes Bradesco Capitalização and Atlântica Capitalização (former BCN Capitalização).

Bradesco Capitalização adopted a transparent operating policy characterized by adapting products in accordance with potential consumer demand, and in this way, consolidating a leadership position in the special savings market, with a 19.5% market share in December 2001.

The family of "Pé Quente" (Lucky special savings) inaugurated a new phase, marked by a closer relationship with the public and the creation of specific products adapted to customers with different profiles, and that fit into the family budget.

Bradesco Capitalização is the first Private Special Savings Company in the country to receive the ISO 9002 Certificate, granted by Fundação Vanzolini. This Certificate attests to the management quality of Bradesco's special savings and confirms a principle that was in the origin of these savings plans: good products, good services and continuous growth.

As for the growth in redemptions, this was due to the maturity of plans that matured this year.

Income from Plans - Market Share (%)


Brasilcap
23.1
Bradesco
Capitalização
19.5
Itaú Capitalização
13.5
Others
16.0
Liderança Capitalização
7.7
Icatu Capitalização
12.1
Federal Capitalização
8.1
Source: SUSEP - December/2001

Technical Reserves - Market Share (%)


Brasilcap
20.6
Bradesco
Capitalização
21.2
Liderança Capitalização
5.8
Icatu Capitalização
13.1
Itaú
Capitalização
14.5
Federal
Capitalização
11.6
Others
13.2
Source:SUSEP - December/2001

95

Growth in Technical Reserves


R$ million
516
487
762
1,126
1,336
1,337
1997
1998
1999
2000
2001
1st Qtr. 2002

Providing security to its customers, Bradesco Capitalização has continued strengthening its Technical Reserves, and consolidating its market leadership achieved in January 2001.

In the 1st quarter of 2002, Technical Provisions recorded a growth of 7.3% in comparison to the same period in 2001.

Growth in Technical Reserve Guaranteeing Assets


R$ million
611
489
905
1,183
1,458
1,464
1997
1998
1999
2000
2001
1st Qtr./ 2002

Number of Customers


R$ thousands
1,440
1,592
1,840
1,927
Dec./2000
March/2001
Dec./2001
March/2002

Number of Outstanding Plans


R$ million
4,361
4,743
5,065
5,741
Dec./2000
March/2001
Dec./2001
March/2002

Bradesco Capitalização adopted a customer fidelity building policy oriented toward quality service and the supply of innovative products. The result of this policy is the 21% growth rate recorded in March 2002 in the client base, when compared to the same period of the previous year, with a total of more than 1.9 million customers. The asset securities portfolio also presented significant growth, amounting to 5.7 million securities.

Awards

Bradesco Capitalização received seven important awards in 2001, which confirms acknowledgement of entities specialized in successful initiatives:

1. Top of Marketing 2001 (ADVB) – Case: "Pé Quente" (Lucky) Super 100

2. Insurance Market Award (Seguro Total Magazine) – Best company in the market;

3. Distinction in Marketing 2001 (ABMN) – Case: Pé Quente Premium (Lucky Premium);

4. Top of Sales 2001 (ADVB) – Case: Pé Quente Premium (Lucky Premium);

5. Marketing Best 2001 (Ed. eferência/FGV/Madia) – Case: Pé Quente Premium (Lucky Premium);

6. IV Performance Prize (Revista Cobertura (Coverage Magazine)) – Best Special Savings Company; and

7. IV Performance Prize (Revista Cobertura) – Best Special Savings Product – Pé Quente Super Campeão (Lucky SuperChampion).

Distribution Channels

7

Internet and Web-based Internet

Internet Banking - customers


Thousands of customers
219
576
1,078
2,126
3,769
4,000
1997
1998
1999
2000
2001
1st Qtr./2002

Internet Banking - Transactions


Thousands of transactions
1997
4,555
1998
18,999
1999
39,663
2000
87,346
2001
184,000
1st Qtr./2002
59,946

Bradesco on the *Internet*

Background

Bradesco is considered one of the most modern companies in the world, always introducing trends and anticipating products and services for its customers.

Innovation in the information technology area is a constant in Bradesco's day-to-day activities. It was the first Brazilian bank to use magnetic cards, the first step in informing the population of the conveniences provided by technology.

The use of new technologies to provide quicker, more reliable and efficient banking services is an integral part of its current strategy. The internet is the vanguard of these efforts.

In 1995, the Bank launched the first ".com" in Brazil, and in 1996, it became the first Brazilian company to execute transactions via Internet.

As of 1998, Bradesco eliminated the direct access connection system of Home Banking. All private customers can access their accounts via Internet

The innovations do not stop there. The main objective is to continue innovating more and more to make Bradesco always first.

Bradesco Internet Banking

Bradesco Internet Banking (www.bradesco.com.br), which has been on the "air" since May 31, 1996, has become a world-wide reference for Home Banking, and is today considered the third largest digital bank in the world.

Bradesco services via Internet were created to facilitate the day-to-day life of its customers, offering them the transactions conducted in the branches, at any point on the globe.

The internet is both an important customer relations channel and profitable, generating benefits for Customers and Stockholders.

Since its launching, Bradesco has been innovating and providing its customers with the largest number of services possible.

Bradesco Internet Banking currently provides its clients with more than 203 different services, which can be accessed 24 hours a day, seven days a week.

Main Services Available	
Balances and statements	– Current account /savings account – Statements: Summarized, detailed, by period – Credit card: consultations, statements, rotating – Investments
Payments/ Scheduling	– Collection booklets – Consumer Bills – Taxes, fees and contributions – Mobiles –Micro payments – Automatic debit
Transfers	– Between Bradesco accounts – Other banks – DOC D and DOC E – Donations
Requests	– Checkbooks – Copies of documents
Others	– Income tax forms – Financial planning – Financial investments – Reissue of documents – Travelers' Checks – Toll Vouchers (Chip Card credits) – Immediate Personal Credit

(60

Bradesco Internet Banking – Private Customers, reported the following results at the end of March 2002:

• 4 million registered customers;
• 60 million transactions;
• Growth of 55% in the number of transactions compared to March 2001; and
• R$ 2.1 billion in financial volume;

ShopInvest Bradesco

In March 1999, Bradesco launched ShopInvest (www.shopinvest.com.br), the first retail bank broker to operate in the Bovespa (São Paulo Stock Exchange) Home Broker via the Internet in Brazil.

Through ShopInvest, investors can access pertinent information and trade shares in Bovespa, even if they are not customers. All of these services are provided free of charge, and comply with the same rules applicable to the "real world".

Customer demand for new options in the financial market, following the launching of Banco Bradesco's Investment site, resulted in the incorporation of all of the Bank's products into this new business channel.

ShopInvest is characterized by its diversity of investments. Today there are nine Investment Rooms:

Shares
In addition to orientation on the capital market, customers can also operate in Bovespa, simulating, buying or selling shares, with access to indices and values.

Special Savings
Customers and non-customers can purchase special savings bonds and keep track of the results of lotteries, lists of winners and view the Comparative Bonds Table on the Internet.

CDB - Bank Deposit Certificates
Certificates representative of time deposits, issued by investment and commercial banks that can earn pre or post-fixed remuneration. Profitability on the one hand and liquidity on the other.

Funds
Fixed income, variable income and mixed, to satisfy every customer profiles, from the more conservative to the more dynamic, and the possibility to track actual and accrued income. Offers funds with daily liquidity, DI 60 days, DI 90 days, Balanced Funds, Overseas Investment Funds, shares and several others.

Real Estate
Among the various types of investments available on the site is a real estate room, which provides information on the various Bradesco Real Estate Financing plans, permitting the simulation of plans. In addition, it provides purchasing orientation , financing conditions, drafting of financing proposals and questions and answers on real estate financing. It is also possible to access Bradesco properties available for sale and to purchase the real estate announced simply by completing the proposal and sending it to the Bank.

BM&F - Future and Commodities Exchange
Offers information on the history of the derivatives market, the principles of the futures market, how to operate in this market, the strategies, contracts, indices and current quotations.

Savings
This room verifies the indices and profitability, provides information on how to invest and on the advantages of "Poupança Fácil Bradesco" (Bradesco Easy Savings), "Poupança Programada Bradesco" (Bradesco Programmed Savings), "PoupCard" (Savings Card) and Questions and Answers regarding Passbook Savings Accounts and Profitability.

' Vida e Previdência' (Life and Pensions)
Everything customers need to know to plan a peaceful retirement. Customers can buy FAPI Bradesco and confirm its advantages.

Insurance
Provides information on Automobile, Residential, Life, Health and Property Insurance and on-line quotations, etc..

10

With all of these strategic investment options, ShopInvest recorded significant results, achieving the following results at the end of March 2002:

• 430 thousand registered users;
• 63 thousand transactions, representing a growth of 29% compared to the end of March 2001; and
• R$ 316 million in financial volume

ShopCredit

In May 2001, Bradesco launched ShopCredit (www.shopcredit.com.br), the Bank's Loan and Financing site. This is a credit operation portal, where it is possible to find the complete portfolio of the loan and financing lines offered by the Bank for individuals and companies.

Through this site it is possible to request Immediate Personal Credit quickly and easily.

ShopCredit also carries a simulator for calculating amounts and terms in the Personal Credit, CDC-Direct Consumer Credit, Leasing and Real Estate Credit modes.

At the end of March 2002, ShopCredit posted the following results:

• 800 thousand accesses;
• 78 thousand transactions/operations, and
• R$ 23.2 million in financial volume.

Bradesco Net Empresa

On September 18, 2001, Bradesco presented its Bradesco Net Empresa site, which is geared to Companies.

On this new site companies are able to operate bank accounts, make payments, collections and perform other operations without having to send someone to the branch. The transactions are conducted on-line via Internet.

At the end of March 2002, Net Empresa posted the following results:

• 27,787 registered companies and 16,304 operating ;
• 185 thousand transactions/operations conduted; and
• R$ 360 million in financial volume.

Considering the volume transacted in the Private systems through the dialed line, we achieved a volume of 326 thousand companies connected to Bradesco in which 82 million transactions were conducted.

B2C (*Business to Consumer*)

In 1998, Bradesco launched Bradesco Electronic Trade, representing a mark of grandeur and success. As a result of its growth, in 2000, Bradesco launched ShopFácil, which, among other services, offers "Meios de Pagamento Eletrônico Bradesco" (Bradesco Electronic Payment Methods) – the safest, most practical and economic way of making purchases via the Internet.

At this time, Bradesco is the only Bank in the world that has its Electronic Commerce Payment Methods certified by ISO 9000.

Bradesco Eletronic payment methods comprise (Bradesco debit cards, PoupCard and Bradesco Visa and MasterCard Credit Cards), Pagamento Fácil (Easy Payment) and Boleto Bancário (Bank Dockets).

There are currently 1,100 stores operating with Bradesco Electronic Payment Methods.

At the end of March 2002, B2C posted the following results:

• 3.3 million transactions/sales recorded; and
• R$ 247 million in financial volume.

B2B (*Business to Business*)

In the B2B area, Bradesco is noted for its business solutions consisting of a security and limits module, payment methods (B2B), management tools (buyer, seller and bank) and a financial reconciliation module for the seller.

The Bank currently has the following Bradesco B2B Payment Methods:

- Banking bulletin;
- Electronic Portfolio (Credit Cards); and
- Financing lines.

Through the partnerships in the B2B processes, Bradesco, via Bradespar, will operate as a financial intermediator in the following portals:

- ProMedical; and
- Estrutura.net.

Events that marked the 1st Quarter of 2002



Site Nikkei (www.bradescocambio.com.br/index_dekassegui.html)
This site permits users to obtain information on the company Bradesco Services Co. Ltda., and the services provided to Brazilians who work in Japan.
Through the site it is possible to view money order remittance forms and download the authorization letter and Floating Foreign Exchange Market Booklet.
The Nikkei Segment Site also offers a consulting service for money orders received from abroad for account holders and non-account holders. The information on this site includes: japanese post office business hours, address of the brazilian embassy in Japan, the english language version and other interesting information.

"Vale do Rio Doce" - ShopInvest Fund-raising Campaign
During the month of March, Bradesco developed a campaign with the aim of stimulating Internet Banking and ShopInvest users to increase their capital through the offer of shares issued in the market of the company Vale do Rio Doce. The campaign was very successful, increasing the volume of Operations in ShopInvest by more than 80%.

The symbol of Innovation in Brazil:					
1995	1996	1997	1999	2000	2001
1st .com in Brazil	1st Internet Banking outside the U.S.A.. 3rd Bank in Internet on the World (Source: Cluster Consulting)	1st Electronic Commerce (B2C/C2C) 1st to offer state tax payment services in Brazil.	1st in Brazil to offer access on line Internal Buy System.	1st *WAP* *WEB* Point 1st ISO 9002 – ShopInvest site 1st ISO 9002 – Electronic Payment Methods (B2C) 1st ISO 9002 – Internet Banking – Visually Impaired	3rd Bank in Internet on the World (Source: Cluster Consulting) 1st Micro-payments.

ISO 9002

Other Service:

Bradesco Internet Banking for the Visually Impaired

Enables the visually impaired to operate micro computers on their own, and to interact with Bradesco via Internet, undertaking transactions and consultations, even the more complex ones, such as transfers and paying bills.
At the end of March 2002, Internet Banking for the Visually Impaired recorded 2,536 registered users.

Web Point

TerWeb Point is a self-service terminal, the objective of which is to provide access to services offered by Internet Banking Bradesco. It is aimed at large-sized companies, such as Business Agencies and Hotels, reducing the need for employees and customers to go to Bank posts and branches.
Web Point enables those clients that do not have their own personal computer to access Internet. At the moment we have 120 terminals installed.

Bradesco Net Express

Bradesco Net Express is a product that uses Internet resources to connect company networks to the Bradesco Internet Banking services. The Bradesco Net Express software is a browser with a cryptographic key that provides total security for data transmission. It offers restricted and direct access to Bradesco Internet Banking services, with 15-minute sessions, thus improving security and speed of information.
At the end of March 2002, Bradesco Net Express posted the following results:
- 852 thousand registered users, and
- 1,638 companies connected.

Infoemail

The Infoemail is a free service through which the customer receives, via e-mail, information on balances, statements, news and quotations, as frequently as he wishes. At the end of March 2002, this service had 98,400 registered customers.

Infocelular

Infocelular is a free service, through which the customer receives, on his mobile screen, balance information, as frequently as desired. At the end of March 2002 this service had 3,454 registered customers.

Personalized *Internet Banking*

Bradesco Internet Banking provides personalized access to meet the customer's needs, establishing times and days to use the service, guaranteeing greater security and credibility from its use.

Talk to Bradesco

Through this site, Bradesco offers a communication channel with the Bank. This is a system to clarify doubts, send suggestions or complaints. This channel covers matters related to Bradesco's products and services.

Donation *Site*

With the social area in mind, Bradesco enables customers to make donations to a variety of philanthropic entities and institutions, via Internet Banking.

WEBTA

This system, launched on September 15, 2000, makes it possible to exchange files via Internet, with total security. It currently operates with 4,600 registered post boxes.

Boleto Fácil - Payment Documents

Through Infoemail Bradesco, the customer receives, free of charge, payment documents via e-mail, as well as statements, financial information and news of interest. The payment documents are sent from Infoemail when the customer's CPF/CNPJ number is registered with Bradesco.

Mobile Banking (WAP)

This service enables Bradesco customers to access and interact with the Bank, to undertake a variety of transactions, quickly and safely.

Micropayments

This service was launched on January 23, 2001, and enables Bradesco customers to make small payments via their Wap mobile sets.

The Organization's Other *Sites*:

Investor Relation (www.ri.bradesco.com.br/)

This site presents information on all of Banco Bradesco's data, operations and results. The site also carries quotations in real time for the Bradesco papers listed on the Stock Exchanges: Bovespa (São Paulo Stock Exchange), Nyse and Latibex, as well as charts illustrating the stock performance of Bradesco shares. The audio resources through Conference calls are the highlights of this site.

Bradesco Foreign Exchange (www.bradescocambio.com.br)

This site presents the complete portfolio of products, services and operations of the international market. It also carries information on Manual Foreign Exchange Posts, Communication Channel (contact us) and forms for Import and Export operations. The tools: currency converter, comparative chart and interest and quotations table of the principal indicators are just some of the features of the site.

Bradesco Corporate (www.corporatebradesco.com.br)	The Corporate Site, which is structured to serve large Companies with substantial annual sales, offers personalized advice and a diversified portfolio of exclusive products and services. In addition to presenting the products and services, this site is intended to offer flexibility and practicality, possessing the largest and best infrastructure in banking service, with solutions tailored and adapted to company profiles.
Bradesco Foundation (www.fb.org.br)	This institutional site provides a history of the largest philanthropic institutions in Brazil, describing some of Bradesco's important social actions around the country. The site presents the projects, education-related activities and history and growth of the Bradesco Foundation over the years.
Bradesco Seguros (www.bradescoseguros.com.br)	This Site provides details on the institution and clearly and objectively describes the portfolio of products and services offered by Bradesco's insurance area, performing calculations and simulations of plans.
Bradesco Vida e Previdência (www.bradescoprevidencia.com.br)	This Grupo Bradesco institutional site gives an account of the history and importance of private pension plans in Brazil, describing all of the plans offered and the most appropriate for each client profile. This site also provides simulations and the profitability of these plans. Through the Transaction Area of the Site it is possible to consult Balances and Statements and make contributions to Plans.
Financial Channel (www.canal.bradesco.com.br)	This Site aims to keep the internaut in tune with the market, providing news on the financial market, indices, stock exchange quotations, and others.
Card *Site* (www.bradescocartoes.com.br)	This site presents a complete portfolio of all the products and services offered, in addition to the promotions and information on the service centers, information by e-mail, and others. The site offers access to Account holders and Non-account holders who may use the following services on-line: Statements and Balance Consultations, Unblocking of Cards, Purchase and Withdrawal Limits, Revolving Credit, Protected Cards, and others. For customers who do not yet possess Credit Cards, the site offers the Card Issuance Proposal Application.
Private Portal (www.bradesco.com.br/indexpf.html)	This portal is structured to serve the Private Customer and contains complete information on the Organização Bradesco product and service portfolio, an area for presenting Customers with the main news items and a user-friendly information searching system.
Corporate Portal (www.bradesco.com.br/indexpj.html)	This portal is structured to serve Micro, Small and Medium-sized companies and carries complete information on the Organização Bradesco portfolio of products and services. It has an area for presenting Companies with the main news items and a user-friendly information searching system.
Portal for the Visually Impaired (www.bradesco.com.br/indexdvisual.html)	This portal is structured to provide the visually impaired with all product characteristics and support. Among other new features, the portal includes the Virtual Vision via Internet Kit Request, the sites at which the courses are held, and a communication channel (contact us).

Electronic Commerce Portal - Private (www.bradesco.com.br/index_comerciopf.html)	This portal is structured to serve the Private Customer and carries complete information on the payment systems for Electronic Commerce provided by Bradesco, as well as direct access to the largest Shopping Portal in Brazil – ShopFácil.
Electronic Commerce Portal - Corporate (www.bradesco.com.br/index_comerciopj.html)	This portal is structured to serve the Corporate Customer and carries complete information on the payment systems for Electronic Commerce provided by Bradesco. It also provides the possibility of completing the Adhesion Proposal and Contract to obtain the payment systems.
University Portal (www.bradesco.com.br/index_conta_universitária.html)	On this portal, which is geared to the Young Public, Bradesco presents the specific account and offers a credit line with differentiated fees and exclusive products for university student account holders. In addition to the exclusive products and services, this portal also provides Free Internet access, an Investment Guide, Career Opportunities, a Communications Channel (contact us) and other new features.

Sites, Products/Services Being Developed

Site Corporate (new version)	In addition to personalized assistance and a diversified portfolio of exclusive products and services designed for companies with high sales, this new version of the Corporate site will offer internal areas with Economic Bulletins, personalized News and personalized Service to Companies.
Private (new version)	The new version of the Private Site will offer personalized assistance and a diversified portfolio of exclusive products and services designed for persons with high personal patrimonies. Its intention is to provide the Private customer with all of the technology and experience necessary for him to plan and carry out the strategies with the objective of satisfying the needs of customers in accordance with individual profiles.
Press Room	The Press Room site will carry institutional information on Banco Bradesco, as well as releases, news items, and other information regarding its products and services. It is a service channel between Bradesco and the press. Through the site it will be possible to register e-mails to receive information on innovations and news pertaining to the Organization.
CRM MultiChannel	Bradesco is developing a CRM system, which will be integrating the service method for customers in the various channels. This system will permit the sale of targeted products, and services tailored to each type of customer.
Wide Band (Partnership Bradesco - Globo Cabo - Scopus)	In partnership with Globo Cabo and Scopus, Bradesco is conducting studies for the implementation of solutions in Wide Band to provide its customers with swift access via the Internet.

107

Buyer and Vendor Finnacing for B2B

Bradesco is developing a system that will offer a credit line for the buyers (legal entity) of a Portal (B2B) with the purpose of facilitating the purchase, both for the buyer, who will have a specific period to pay the vendor, and for the vendor, who will receive at sight.

Payment method System - B2B

Bradesco is developing a system for the inclusion of Payment Methods – B2B, which will include: Collection Docket, with and without registration, where they may be paid through the Corporate site – Bradesco Net Empresa.

Interactive TV (transactional version)

Bradesco is developing the 2nd version of TVBanking, in partnership with DirecTV, which will make it possible to conduct operations via Home Banking.

Bradesco Day and Night (BDN)

ISO 9002

Growth of the BDN Network:	2000	2001		2002
	4th Qtr..	1st Qtr.	4th Qtr.	1st Qtr.
Accumulated volume of transactions (millions)	323	316	349	364
Number of BDN network machines	18,000	18,580	20,078	20,429
Number of points serviced by BDN network, nationally	4,297	4,323	4,921	5,104
Number of external points (Excluding branches and outlets)	1,083	1.100	1,267	1,386
Number of withdrawal transactions on the BDN network (millions)	88.6	86.2	89.5	83.3
Number of deposit transactions (Millions)	51.3	50.6	53.1	48.5
Number of transfers between accounts (Millions)	4.9	4.6	4.8	4.4
Number of checkbooks issued in millions	3.0	2.7	2.9	2.6
Number of Balance Consultations (millions)	86.2	82.5	94.3	89.3
Number of Statements (millions)	64.3	64.8	72.4	103.9
Physical volume transacted by the network (in billions)	15.3	15.4	19.3	18.3

Bradesco's position

- The Bradesco Day and Night Network is the largest Private Self-service Network in the Country, with 22,067 machines (20,429 Bradesco and 949 BCN, 637 Mercantil de São Paulo and 55 BEA)
- The Bradesco Day and Night Network was certified with the NBR ISO 9001/2000 Quality Management System by Fundação Vanzolini.
- Presence in segments representative of the economy, including: Shopping malls, Hypermarkets, Supermarkets, Airports and Service Stations, etc.
- More than 360 million was transacted in the Bradesco Day and Night Self-service Network up to March 2002, an average of 4.8 million transactions per day, representing a growth rate of 15.2% in comparison to 2001.
- In the 1st quarter of 2002, the Bank collected R$ 19.2 million in fees, through transactions conducted in the BDN Network.
- In the 1st quarter of 2002, the number of loans was 17.3% higher than in the same period of 2001, while the financial volume grew 10.2%.
- In the 1st quarter of 2002, the financial volume transacted through the Bradesco Day and Night Self-service Network machines amounted to more than R$ 18 billion, representing an increase of 18.8% over the 1st quarter of 2001.
- The Bradesco Day and Night Network is available to BCN customers and will also be available to Banco Mercantil de São Paulo, Banco do Estado do Amazonas and Banco Cidade customers shortly.

Volume of transactions per Quarter


in millions
176
197
223
276
316
364
11.9
13.2
23.8
14.5
15.2
1997
1998
1999
2000
2001
1st Qtr./2002
Transactions
Growth(%)

Number of BDN Network Machines


15,334
16,204
17,539
18,000
20,078
20,429
1997
1998
1999
2000
2001
1st Qtr./2002

(*)In the 1st quarter of 2002, an average of 4 new machines was installed per day.

Volume of IPVA (*) Payments


154,297
262,358
1st Qtr./2001
1st Qtr./2002
Growth of 70%

BDN Network Distribution


NORTH
BDN Total Machines: 691
Productivity: 3,8 million transactions
NORTHEAST
BDN Total Machines: 2.514
Productivity: 17.6 million transactions
MID-WEST
BDN Total Machines: 1.365
Productivity: 7,5 million transactions
SOUTHEAST
BDN Total Machines: 13.424
Productivity: 86.3 million transactions
SOUTH
BDN Total Machines: 2.435
Productivity: 9,9 million transactions
·Market Share December/2001

Telebanco

ISO 9001

Integrated Call Centers: Bank, Cards, Pension Plans, Hello Bradesco, BCN and Continental.

Growth in Calls


millions
TOTAL CALLS
ONLINE CALLLS
PERSONALIZED CALLS
55.4
56.9
56.5
56.9
57.4
46.2
47.7
47.0
46.7
46.8
9.2
9.2
9.5
10.2
10.6
1st Qtr.
2nd Qtr.
3rd Qtr.
4th Qtr.
1st Qtr.
2001
2002

Growth in Telebanco transactions involving financial transactions


R$ Million
Financial volume
939
985
1,106.1
1,210.3
1,179.7
1st Qtr.
2nd Qtr.
3rd Qtr.
4th Qtr.
2001
1st Qtr.
2002

Highlights:

- 18.1 million on-line Electronic Service calls per month;
- 3.5 million Personalized Service calls per month;
- 2.3 million customers access Telebanco per month;
- R$ 380 million in financial volume from financial transactions per month;
- Pioneer in launching voice recognition in Brazil; continuing with this market strategy, in December 2001, it also pioneered the Voice Authentication system, increasing security for transactions undertaken via Call Center, using the user's voice as confirmation of the password for accessing the system;
- 96% of the Personalized Service calls are solved in the first contact;
- Training and promotion of 609 attendants to other areas of the Organization, primarily to commercial areas, up to March/2002.
- First service center from the financial segment certified by the new quality requirements of ISO 9001/2000;
- Mark of 3 million products sold reached in March/2002.

Customer Service Network (Branches)

Bradesco and System

REGION BRADESCO	BRADESCO	BCN	BEA	MERCANTIL	TOTAL CONSOLIDATED (1)	TOTAL OF THE SYSTEM (1)	% OF PARTICIPATION IN THE SYSTEM
North							
Acre	3	–	–	1	4	24	16.7
Amazonas	15	1	36	1	53	121	43.8
Amapá	3	–	–	–	3	15	20.0
Pará	44	1	–	1	46	249	18.5
Rondônia	17	–	–	1	18	73	24.7
Roraima	1	–	–	–	1	13	7.7
Tocantins	11	1	–	2	14	68	20.6
Total	**94**	**3**	**36**	**6**	**139**	**563**	**24.7**
Southeast							
Espírito Santo	35	2	–	1	38	302	12.6
Minas Gerais	260	14	–	7	281	1,848	15.2
Rio de Janeiro	216	37 (2)	–	18	271	1,647	16.5
São Paulo	857	107	–	130	1,094	5,483	20.0
Total	**1,368**	**160**	**-**	**156**	**1,684**	**9,280**	**18.1**
Midwest							
Distrito Federal	22	4	–	1	27	282	9.6
Goiás	88	4	–	5	97	521	18.6
Mato Grosso	57	1	–	1	59	210	28.1
Mato Grosso do Sul	50	3	–	4	57	219	26.0
Total	**217**	**12**	**-**	**11**	**240**	**1,232**	**19.5**
Northeast							
Alagoas	7	1	–	1	9	111	8.1
Bahia	225	2	–	2	229	721	31.8
Ceará	24	2	–	2	28	334	8.4
Maranhão	23	1	–	2	26	247	10.5
Paraíba	15	–	–	2	17	151	11.3
Pernambuco	51	2	–	2	55	431	12.8
Piauí	7	–	–	1	8	104	7.7
Rio Grande do Norte	11	1	–	1	13	130	10.0
Sergipe	10	1	–	1	12	145	8.3
Total	**373**	**10**	**-**	**14**	**397**	**2,374**	**16.7**
South							
Paraná	141	10	–	15	166	1,272	13.1
Rio Grande do Sul	135	9	–	14	158	1,356	11.7
Santa Catarina	91	5	–	4	100	795	12.6
Total	**367**	**24**	**-**	**33**	**424**	**3,423**	**12.4**
Total General	**2,419**	**209**	**36**	**220**	**2,884**	**16,872**	**17.1**

(1) Source: CADIN-DEORF/COPEC - February/2002
(2) Includes 1 Continental Banco branch

Customer Service Network (Branches)



2,164
2,210
2,431
2,579
2,610
2,884
1997
1998
1999
2000
2001
1st Qtr./2002

Customer Service Network (Branches) - Market Share - March/2002


NORTH
24.7%
NORTHEAST
16.7%
MID-WEST
19.5%
SOUTHEAST
18.1%
SOUTH
12.4%
TOTAL
17.1%

Customer/Branch Relations - thousand


2,7
2,8
3,6
4,2
4,6
4,4
1997
1998
1999
2000
2001
1st Qtr./2002

Banco Postal

On March 25, 2002, the first Banco Postal Branch was officially inaugurated in São Francisco de Paula - MG, a municipality with 6,533 inhabitants, which until then had no Banks.

The Banco Postal, which was the result of a partnership entered into by Bradesco and Empresa Brasileira de Correios e Telégrafos - ECT, made possible with the creation of the Bank Correspondent figure by the Brazilian Monetary Council, as announced in Central Bank Resolution nº 2.707, should have some 1,000 of these units in place by the end of first semester of this year, and a total of 5,320 in up to two years.

It is a unique opportunity to reach the portion of the population that has no access to banking services, as evidenced in the initial results obtained in the 36 Branches that are being operated on an emergency basis as of January 14, 2002 in order that these markets would not continue without a Bank following termination of the contract between ECT and another Financial Institution. In these Branches more than 12 thousand approximately checking and savings accounts were opened and 90 thousand approximately transactions were performed up to March 31, 2002.

The Organização Bradesco grows with the Postal Bank. The project will benefit some 1,800 Brazilian cities that are not served by Banks, and in the major cities, will provide a new service alternative for the Bank's users and customers, making it the bank with the largest customer service network in Latin America. The proposal of Banco Postal is to meet the needs of this population, which should give an important impetus to the Country's economic development.

World Scenario

The Postal Bank has been a reality for many years in many developed countries, as illustrated by the following examples:

World Postal Banks

Country	Branches	Deposits (in US$)
Germany	13.500	45 billions
Spain	10.700	n.d.
France	17.000	5,8 billions
Holland	4.252	25,1 billions
Japan	24.000	2 trillions

Growth

The Postal Bank will provide for an expressive growth in the volume of Bradesco's operations, upon operating in a segment whose target public is estimated at 40 million economically active people without bank accounts.

Operation

According to the contract, which has a duration of approximately 7 years, ECT will supply the entire infrastructure, including the technology platform, employees and security, receiving remuneration for the transactions performed. The Postal Bank Branches will have the same business hours as the Post Offices, affording greater convenience to customers.

In accordance with the Central Bank rules, the financial transactions of the Bank Corespondents shall be incorporated into the accounting records of the Banking Institution's Branch, located in the municipality or in the nearest marketplace, called the Relationship Branch.

The automation systems of the Postal Branches communicate with an authorizer site of the Post Office in Brasília, DF which, in turn, connects to our central computers, enabling the transactions to be performed in real time.

Products and Services Offered

The services will be provided directly by the Post Offices, through their roughly 10,000 attendants. These attendants will be receiving training from the Bradesco Instructor team, which will provide them with full qualification on banking services, as in a conventional branch. The Post Offices will provide the entire necessary operating infrastructure for the performance of the services.

Initial services to be provided

- Opening of accounts;
- Withdrawals;
- Deposits;
- Supply of account balances and statements;
- Receipt of bank payment documents;
- Receipts resulting from special arrangements (water, light, telephone, etc.);
- Receipt and forwarding of credit proposals;
- Payment of INSS (Brazilian Social Security Inst.) contributions; and
- Payment of federal, state and municipal taxes; and
- Investment Fund investments/redemptions.

To serve the public from this segment, the fees charged from Postal Bank customers will be slightly lower than those practiced in other Bradesco Branches, but with the grace period in the number of transactions performed monthly in order to optimize the use of the service channel. Other Bradesco customers may use the Postal Bank normally increasing even further the convenience of the services provided by the Bank.

Geo-codification - Bradesco and Post Office

The project will bring great business opportunities to the Organization, insofar as it will be serving 100% of Brazil's municipalities, through the Post Office units.


Bradesco
CORREIOS

Banco Postal Branches by Region - Forecast


NORTH: 311
NORTHEST: 1.681
CENTRAL-WEST: 603
SOUTHEAST: 1.747
SOUTH: 978

116

Banco Postal Branches by State - Forecast

Unit of Federation	Number	Participation	Unit of Federation	Number	Participation
São Paulo	732	13,8	Piauí	137	2,6
Minas Gerais	697	13,1	Tocantins	117	2,2
Bahia	448	8,4	Mato Grosso	109	2,1
Rio Grande do Sul	380	7,1	Alagoas	103	1,9
Paraná	364	6,8	Espírito Santo	88	1,7
Goiás	245	4,6	Mato Grosso do Sul	84	1,6
Santa Catarina	234	4,4	Sergipe	83	1,6
Rio de Janeiro	230	4,3	Amazonas	78	1,5
Ceará	208	3,9	Distrito Federal	48	0,9
Pernambuco	195	3,7	Rondônia	45	0,8
Paraíba	186	3,5	Amapá	13	0,2
Rio Grande do Norte	171	3,2	Acre	13	0,2
Pará	152	2,9	Roraima	10	0,2
Maranhão	150	2,8	TOTAL	5.320	100,0

Banco Postal Branches by Centers - Forecast


Other interior cities: 4.532
Capitals: 458
Cities over 100 thousand inhabitants: 330

Emergin Market

Banco Postal is part of a segmentation strategy based on the successful experiences of other countries.

With this new service channel, Bradesco consolidates its leadership position in retail banking nationwide, expanding the marketing opportunities of products and services to 3.5 million new customers who, it is hoped, will be incorporated by the project.

And, also, a vote of confidence in the Country's future, in addition to reaffirming its commitment to increase the return to its stockholders.

117

Risk Management

8

Structure

The economic stability brought by the Real Plan has stimulated the development of sophisticated risk management policies within the Brazilian financial sector. An increasingly sophisticated market, globalization and advanced technology have pushed the creation of specific procedures for monitoring and controlling risks.

Bradesco, which is permanently alert to such changes, has developed a number of mechanisms over the years with a view to planning, controlling and managing the risks inherent to its banking activity, where the main risks are: credit, market, operational and liquidity risks.

The Risk Management Department is independent from other operating areas, reporting directly to the president:


PRESIDENT
EXECUTIVE BOARD-RISK MANAGEMENT AND COMPLIANCE
RISK MANAGEMENT DEPARTMENT AND COMPLIANCE

Independence in monitoring, controlling and managing of risks is fundamental for effective management. The governance of the area's activities is carried out through a standing committee, which evaluates positions and ratifies decisions involving the control and limit policies.

In the first quarter of 2002, the Risk Management Department incorporated the activities, already developed by the Institution, and responsability for the compliance controls, operational risks, information security and money laundering provention procedures, which became known as the Risk Management and Compliance Department.

This new organizational layout is aimed at permitting greater focus on these essential activities, confirming the Organization's commitment to the best corporate governance practices.

Credit Risk Management

Credit risk is the risk arising from the possibility of loss due to the non-receipt of amounts contracted for from adversary parties or creditors. Credit risk management requires a high level of discipline and control in terms of the analyses and operations conducted, preserving the integrity and independence of processes.

Credit Policy and Limits

The objective of the Organization's Credit Policy is the security, quality and liquidity of investments, expediency and profitability of business, minimizing the risks inherent to any credit operation, as well as to provide orientation on the establishment of operating limits and the granting of credit operations.

In this respect, the Credit Department and the Committees installed in the Corporate Head Office that resolve on and manage this essential strategic activity, assume a key role.

The branches have different branch limits, in accordance with their size and type of operation guaranties, and are subject to centralized evaluation, i.e. to the Organization's credit and risk management policy. The analysis of operations involving smaller sums is conducted by specialized Credit Scoring systems, thus facilitating and expediting the decision process with security standards.

The transactions are diversified, non-selective and targeted to Individuals and Companies that evidence creditworthiness and good standing, seeking always to support them with guaranties that are consistent with the risks assumed, considering the purposes and terms of the credit granted.


CREDIT GRANTING
BRANCHES
CREDIT DEPARTMENT
DAILY CREDIT COMMITTEE
EXECUTIVE CREDIT COMMITTEE
Delegation of power to make grants depends on the size of the branch, the level of client commitment, and the client's score/rating
Responsible for the technical analysis and report on all of the business proposals, whose risks are above the branch's approval limits, approving amounts of up to R$ 6 million.
The committee analyzes individual consultations and/or limits attributed to clients, approving amounts between R$ 6 and R$ 20 million.
Responsible for analyzing individual consultations and/or for limits attributed to clients, approving amounts in excess of R$ 20 million.

120

Market Segmentation

Bradesco serves its customers in a segmented manner, with different products and services, with a view to providing services tailored to the profile and size of its diversified target public.



Private (Individual)
Available funds for investments of over R$ 1 million
Corporate
Annual sales over R$ 180 million
Individuals
Middle Market (Bradesco Empresas)
(Small and mid-sized)

Large corporations, with sales of over R$ 180 million, are serviced by Bradesco Corporate and individuals with readily available cash for investment of over R$ 1 million, are serviced by Bradesco Private Banking. Other customers, (companies and individuals), are classified within the retail concept.

Bradesco is implementing yet another phase of the segmentation process, separating the customers that make up the so-called Middle Market designated "Bradesco Empresas", with the objective of offering these customers differentiated service, adapted to their needs, following the example of the large corporations through "Bradesco Corporate".

121

Methodology used for assessing the Credit Portfolio

The credit risk rating system established by Central Bank of Brazil, besides providing support for the establishment of minimum criteria for the credit granting and management of risk management, further allows for the definition of differentiated credit policies according to the characteristics and size of the customer, providing a basis for both the correct pricing of operations and the definition of suitable guaranties for each situation.

In keeping with its internal policy, the risk ratings of Bradesco customers are conducted in a corporate manner and under periodic supervision, with the purpose of preserving the quality of the credit portfolio. These ratings are divided as follows:

Rating - Corporate

Rating	Bradesco	% Provision	Concept
AA	Excellent	0.0	Premium company/group, with size, tradition and market leadership, with excellent economic and financial concept and position
A	Very Good	0.5	Company/group with size, sound economic and financial position, acting in markets with good prospects and/or potential for expansion.
B	Good	1.0	Company/group, which, regardless of size, has a good economic and financial position.
C	Acceptable	3.0	Company/group with a satisfactory economic and financial situation but with performance subject to economic variations
D	Fair	10.0	Company/group with economic and financial position in decline or unsatisfactory accounting information, under risk management.
E	Deficient	30.0	
F	Bad	50.0	Non-performing operations, classified based on expectation of loss as per percentage shown.
G	Critical	70.0	
H	Uncollectible	100.0	

For individuals, the risk ratings presented above are mainly defined based on registration variables, including: income, equity, restrictions and indebtedness, as well as their performance and past relationship with the Bank.

Market risk management

Market risk relates to the possibility of loss due to rate fluctuations caused by the unhedged terms, currencies and indices of the Institution's asset and liability portfolio. The financial market has been monitoring this risk rigidly to avoid losses to institutions.

In Bradesco, market risks are managed by means of methodologies and models that are consistent with the local and international market reality, allowing the Organization's strategic decisions to be implemented quickly and reliably.

The Organization's policy, in terms of exposure to market risks, is conservative; VaR (Value at Risk) limits are defined by Senior Management, and compliance therewith is monitored daily by an area independent from portfolio management. The methodology used to determine VaR has a reliability level of 97.5%. The volatilities and correlations used by the models are calculated on the basis of statistical bases, and are used in processes adopted with a prospective view, in accordance with economic studies. The methodology applied, as well as the existing statistical models, are validated daily, using backtesting techniques.

We present below the VaR for the Consolidated Own Portfolio positions (Treasury):

Risk Factors	2001 September	2001 December	2002 March
	In thousands of reais		
Fixed interest rate	10,227	4,185	3,548
Exchange coupon	49,000	21,616	10,488
Foreign currency	8,873	9,733	3,197
Floating rate	116	104	183
Correlation	(16,146)	(13,554)	(6,665)
VaR	52,070	22,084	10,751

In addition, a daily Gap Analysis is performed, which measures the effect of the movement in the internal interest rate curve and foreign exchange coupon curve (interest spread paid above the foreign exchange variation) on the portfolio.

Complementing the market risk monitoring, control and management structure, and in accordance with Central Bank regulations, a daily verification is carried out of the values at risk for the fixed and foreign exchange positions of the Organization's entire portfolio, as well as of the requirement of resultant capital.

Operating Risk Management

Operating risks are those inherent to the activities that provide support for the transactions in which the Organization participates. These risks can be manifested through the interruption of business, failure of systems, errors, omissions, frauds or external events in the various activities that impact on the institution's results.

We evaluate operating risks resulting from information processing, data communication and the transmission and recording of data by electronic means, through a system that is designed to guarantee that the risks are compatible with the range of services offered, and the operating criteria and characteristics. This system is reviewed periodically. In 2000, Bradesco created an Audit Committee to monitor the functionality of our operating systems, which is composed of members from our Board of Directors and Board of Executive Officers.

Our main computer facilities are located in our two operating centers, in Osasco and Alphaville (Barueri), in the State of São Paulo. Our essential systems may be covered by any of the operating centers in the event that one of them is closed or suffers a significant technical problem. To date, no operating center has been closed or suffered a technical problem. In order to ensure the continuity of our operations during a power outage, all our branches and operating centers are self sufficient in terms of electric power, as follows:

- 4 hours, on average, with regard to branches;
- 20 hours, with regard to our Regional Clearance and Telecommunications Centers;
- 60 hours, on average, in respect to the Osasco and Alphaville-Barueri operating centers.

Liquidity Risk Management

The objective of liquidity risk management is to control the different unhedged liquidation terms of the Institution's rights and obligations.

Knowledge and monitoring of this risk is crucial, particularly to enable the Organization to settle transactions in a timely and secure manner.

At Bradesco, liquidity risk management involves a series of controls, particularly in relation to the establishment of technical limits. The positions assumed are continously evaluated.

Capital Risk Management

The organization's capital risk management seeks to optimize the risk return ratio thereby minimizing losses, by means of well defined business strategies, with the aim of achieving greater efficiency in the composition of factors that affect the solvency ratio (Basle).

Solvency Ratio (Basle) - March/2002 - In millions of reais

Calculation Table

CALCULATION BASIS	Consolidated Financial	Consolidated Total
Ajusted Stockholders' Equity	11,568	11,535
Total Weighted Risk	76,101	85,090
Weighted Assets	73,513	82,485
Weighted memorandum accounts	2,588	2,605
Solvency ratio (%)	15.20%	13.56%

Movement in the ratio - %

Ratio as of March 2001	13.42	12.23
Subordinated debt	2.14	1.90
• Domestic	1.64	1.46
• Foreign	0.50	0.44
Asset Increase	(2.81)	(2.60)
Other (Results and the purchase of own shares, J.C.P., Minority and Risks)	2.45	(2.65)
Ratio as of March 2002	15.20	13.56

Internal Controls

Complementing the operating risk control and management activity, the Organization has developed various systems, policies and internal controls over the years aimed at mitigating possible potential losses resulting from this kind of risk.

Aware of the importance of these controls, Bradesco instituted the internal control system (Compliance), along with other actions. Procedures adopted for the prevention of money laundering and information security were also implemented and are constantly reviewed. The validation of activities, controls and systems that support the Organization's banking transaction infrastructure also fall within this context, permitting active participation in the new Brazilian Payments System (SPB).

Social Activities

9

Fundação Bradesco - The Social Action of Bradesco Organization

Background

Fundação Bradesco, a non-profit entity, headquartered in Cidade de Deus, Osasco, SP, was founded in 1956 and declared of Public Interest by Decree nº 86,238 on July 30, 1981.

Convinced that education lies at the basis of equal opportunity and personal and collective fulfillment, the Foundation maintains, to date, 38 schools installed as a priority in regions that are both socially and economically deprived, in 25 of Brazil's 26 states and in the Federal District.

Objectives and Goals

The Foundation's main objective is to provide education, including professional training courses, for children, teenagers and adults, in particular for those from low income families, helping them to attain personal fulfillment through their work and effective participation in civic duties.

Fundação Bradesco has increased yearly the students attended in its schools. In the last twenty-two years it has raised the number of students in its schools from 13,080 to 102,762. The Foundation offers free schooling at various levels including pre-school, junior and middle school and technical grade high school in the areas of IT, electronics, management and farming. Youth and Adult educational courses are also provided through TV courses and basic professional training courses for students already in schools and for members of the community in general.

Relevant Fact

Construction work is already underway for the 39th Fundação Bradesco School in the City of Boa Vista, Roraima, which will be equipped with modern facilities and the capacity to receive more than 1,200 students as of 2003.

Acknowledgements

Leader in the ranking of the 400 Largest Eleemosynary Entities in Brazil, in accordance with **Guia da Filantropia** (Philanthropy Guide) of Kanitz & Associados, Fundação Bradesco once again won the **Prêmio Bem Eficiente** (Very Efficient Award), which is granted to the 50 best managed Eleemosynary Entities of the Country. Out of a total 351 registrants, its work was acknowledged according to its organizational, financial and operating results, transparency and social impact.

Fundação Bradesco was acknowledged by the City Council of Marília, which conferred **Congratulatory Votes**: "For relevant social action services rendered to the Marília community, coupled with advanced technology and qualified personnel, an exemplary model of good educational management, always focusing on the future job opportunities of its students, as well as for the ethical and citizenship values that have gained the institution such good repute."

CIEE - Company-School Integration Center granted the Rio de Janeiro School the **Prêmio Geração Capaz** (Capable Generation Award), for the work it performs in the education of students, with emphasis on the insertion of the youngsters in the job market. The *Geração Capaz Program*, which is developed by CIEE-Rio, is aimed at training socially and economically active citizens, in addition to stimulating the exercise of citizenship in partner companies and educational institutions, such as Fundação Bradesco, which together contribute to the professional development of thousands of youngsters every year.

Location of Schools

Most of the schools are located in neighborhoods on the outskirts of major cities and in rural zones, where there is a great need for education and assistance. The schools offer thousands of students throughout Brazil the opportunity to study.

Location of Schools

School	Students
Aparecida de Goiânia - GO	2,266
Bagé - RS	2,028
Bodoquena - MS	1,289
Cacoal - RO	1,781
Campinas - SP	3,527
Canuanã - TO	1,355
Caucaia - CE	2,195
Ceilândia - DF	3,058
Cidade de Deus - Osasco, SP	
• Unit I	3,875
• Unit II	2,816
• Supplementary Education Teleposts - Companies	11,800
• Professional Training Nucleus	9,135
Conceição do Araguaia - PA	1,886
Cuiabá - MT	1,855
Feira de Santana - BA	835
Garanhuns - PE	627
Gravataí - RS	2,934
Irecê - BA	1,868
Itajubá - MG	1,861
Jaboatão - PE	1,913
João Pessoa - PB	2,096
Laguna - SC	2,384
Macapá - AP	2,155
Maceió - AL	2,291
Manaus - AM	3,098
Marília - SP	2,498
Natal - RN	2,090
Paragominas - PA	1,929
Paranavaí - PR	2,159

School	Students
Pinheiro - MA	1,975
Propriá - SE	2,166
Registro - SP	2,076
Rio Branco - AC	2,082
Rio de Janeiro - RJ	4,081
Rosário do Sul - RS	756
Salvador - BA	2,068
São João Del Rei - MG	2,248
São Luís - MA	2,222
Teresina - PI	2,129
Vila Velha - ES	1,761
Nucleus for Technical/Professional Education and Rural/Labor Skills	
Cáceres - MT	
Campinas - SP	
Campo Grande - MS	
Goiânia - GO	
Gurupi - TO	
Igarapé - MG	
Ilhéus - BA	
Imperatriz - MA	
Uberaba - MG	
	2,180
TOTAL	103,168

Fundação Bradesco - An Education Project the Size of Brazil


in construction
Boa Vista
RORAIMA
AMAPÁ
Macapá
Manaus
AMAZONAS
PARÁ
Paragominas
Pinheiro
São Luís
MARANHÃO
CEARÁ
Caucaia
RIO GRANDE DO NORTE
Natal
João Pessoa
PARAÍBA
Garanhuns
Jaboatão
PERNAMBUCO
Maceió
ALAGOAS
Propriá
SERGIPE
Teresina
PIAUÍ
Conceição do Araguaia
ACRE
Rio Branco
Cacoal
RONDÔNIA
MATO GROSSO
Cuiabá
Canuanã
TOCANTINS
BAHIA
Irecê
Feira de Santana
Salvador
GOIÁS
Ceilândia
DISTRITO FEDERAL
Aparecida de Goiânia
MATO GROSSO DO SUL
Bodoquena
MINAS GERAIS
São João del Rei
Itajubá
Vila Velha
ESPÍRITO SANTO
Marília
Campinas
Osasco
Registro
Rio de Janeiro
RIO DE JANEIRO
SÃO PAULO
Paranavaí
PARANÁ
Laguna
SANTA CATARINA
Rosário do Sul
Gravataí
Bagé
RIO GRANDE DO SUL

128

Total Accumulated of Students

Throughout its 45 years of existence the Bradesco Foundation has qualified 454,902 students, 103,618 in primary education and 351,284 in other courses.

Financing

The activities of Fundação Bradesco are funded exclusively with its own resources and donations made by the Organização Bradesco companies.

Investments in 2001	R$ 112,08 millions
Investments forecast 2002	R$ 119,75 millions

Courses - Educational Level Forecast for 2002

	Students	% of Total
Pre-School	3,298	3.20
Junior and High	29,087	28.19
High School and Technical Training	16,007	15.52
Youth and Adult Education	22,835	22.13
Basic Professional Education	31,941	30.96
Total	103,168	100.0

Assistance Profile


9.72%
Employees and children of employees
90.28%
Children of non-employees

Growth in the number of Students


120,000
100,000
80,000
60,000
40,000
20,000
0
13,080
14,586
17,550
22,100
26,000
33,000
36,250
40,000
44,000
53,000
68,500
70,225
78,000
85,000
92,204
95,321
95,726
95,857
97,368
98,134
100,772
102,762
103,168
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002 forecast

Social and Cultural Events

Organização Bradesco has a well-defined awareness of the importance of the social participation of companies and has been making it possible to carry out innovative and quality social and cultural projects to the benefit of Brazilian society.

Along with the intensive work developed by Fundação Bradesco, which places the Organization as the Country's largest private investor in education, it participates in a diversified cycle of initiatives aimed at enhancing and enriching culture in Brazil.

2002 began with the sponsorship of the "Festival de Verão de Salvador" (Salvador Summer Festival), a successful event, which congragated 50 thousand people. Bradesco also supported Expresso 2222, the "trio elétrico"(mobile road show) of the Bahia State Carnival, one of the most significant expressions of Brazilian popular festivity.

Continuing with its policy of strengthening and preserving regional cultural and folkloric events, Bradesco again participated in the "Festa da Uva" (Grape Festival) of Caxias do Sul, in the State of Rio Grande do Sul. This festival is receiving an increasingly higher number of tourists from all over the country every year, attracted by the cultural values that unite Brazilians and Italians.

It is important to mention the presence of Bradesco Seguros in the 25th Bienal de São Paulo, a mega-exhibition with an international impact, which brings together Brazilian and foreign artists.

In the first quarter of 2002, Bradesco Seguros also sponsored the "Egito Faraônico - Terra dos Deuses" (Pharaonic Egypt - Land of the Gods") exhibition, a collection of 89 objects from the Louvre Museum collection in Paris, and the Lúcio Costa - 100 years exhibition. It also suppported the "Paixão de Cristo 2002" (The Passion of Christ) spectacle, stagged in Volta Redonda (RJ).
This effective work continued in 2001, with the support of more than 50 social and cultural projects and events, involving investments of R$ 13.2 million and practically all the areas: cinema, theater, music, exhibitions, restoration of museums, and others.

The theater play "Os Lusíadas" (epic poem by Camões), International Book Biennial, Jewish Film Festival, Book in Braille and Spoken for the Blind and the restoration of Sé Cathedral and the São Paulo Art Museum, can be cited as examples of this promoter force.

The presentations of the Brazilian Symphonic orchestra and Bolshoi Ballet, the Reina Sofia exhibition – from Picasso to Barseló, the Bradesco Seguros Christmas Tree - one of the postcards of the City of Rio de Janeiro – and the videos of the main masters of the art of the State of Bahia are other important events that reveal the reach, quality and meaning of the presence of Grupo Bradesco as a Citizen-Organization.

This social awareness is also evidenced in the work developed by BCN, with the "BCN Esportes" (BCN Sports) project. A project with more than 13 years' of uninterrupted existence, in which it has been investing and promoting the practice of sports in Brazil. Sponsoring Brazilian women's volleyball and basketball, with an annual investment on the order of R$ 5 million, the program adopts fundamental principles for training citizens and athletes, maintaining player teams and promoting sports among children and adolescents. The project benefits 2,600 young women, through 26 sports training centers in the City of Osasco (SP), 300 in Mogi das Cruzes (SP), 150 in São José dos Campos (SP) and 200 in Rio de Janeiro and Niterói.

Bradesco also participates in the Solidarity Alphabetization Program, through Fundação Bradesco, which in four years of partnership has already provided more than 58 thousand less privileged students access to education.

"Canal Futura" (Future Channel), which broadcasts educational programs throughout Brazil, counts on the participation of Fundação Bradesco. The Foundation also forged a partnership with Fundação Padre Anchieta (TV Cultura), for the co-production of the "Ilha Rá-Tim-Bum" series geared to the infant public.

Bradesco's sponsorship, for five consecutive years, of the "Agulhas da Alta Moda Brasileira" event deserves special mention. This event is organized by APAE (Association of Parents and Friends of the Mentally Retarded) and has allowed for the development of scientific research and preparation of professionals in this area.

Bradesco is sponsoring the televisable marathon race Teleton AACD (Association for Caring for the Physically and Mentally Disabled) for the fourth year running, aimed at raising funds to increase and improve the treatment and care of those suffering from mental and physical disorders.

It also actively participated in the sponsorship of "Prêmio Carlos Gomes de Música Erudita" (Carlos Gomes Award for Erudite Music), aimed at stimulating excellences in the Musical Arts Universe, which acknowledges artists and professionals in their respective fields, responding to this social and cultural demand.

Parallel to these initiatives, it supports trade fairs, seminars, congresses and community events throughout the Country, which in 2001 totaled 510 participations.

Additional Information

10

132

Bradesco acquires Banco Cidade

Through BCN, Bradesco signed a stock purchase agreement with Banco Cidade S.A. for the acquisition of the latter's control.

The operation includes the subsidiaries Banco Cidade - Administradora de Cartões e Serviços Ltda., Banco Cidade - Corretora de Valores Mobiliários e de Câmbio Ltda., Banco Cidade - Distribuidora de Títulos e Valores Mobiliários Ltda., Banco Cidade - Leasing Arrendamento Mercantil S.A., Cidade Capital Markets Limited and the companies Cidade Asset Management Ltda. and Cidade Seguros Administradora e Corretora S/C Ltda.

With this transaction, Bradesco reaffirms its objectives of strengthening its presence and performance in the market, increasing returns to scale, maximizing return on investment for its stockholders and consolidating its leadership position (02/25/2002).

Some Banco Cidade S.A. figures, as of 12/31/2001:

(In millions of reais)	
Assets	2,085
Loans and guarantees	1,055
Deposits	499
Funds under management and customer portfolios	741
Stockholders' equity	242

Other information	
Customers	49.7 thousand
Branches in the country	24
Participation abroad (non-financial)	1
Service centers	53

Bradesco adheres to the Smart Cart

Bradesco has started the process of migrating credit cards containing magnetic stripes for cards containing chips (smart cards) for its São Paulo and Greater São Paulo customers. The change, which will initially occur with the International and Gold models, guarantees users of these cards greater security in operations.

The process of substituting cards with magnetic stripes for smart cards began in 1999, through a pilot program in Campinas, in the interior of the State of São Paulo, with 40 thousand cards and was concluded in January of this year in Fortaleza, Belo Horizonte, Brasília and Rio de Janeiro.

With the change of cards in São Paulo, we will reached 600 thousand smart cards.

133

independent auditors' report on supplementary information

The Board of Directors and Stockholders
Banco Bradesco S.A.
Osasco -SP

We have performed a special review, in accordance with the specific rules established by the Brazilian Institute of Independent Auditors (IBRACON), jointly with the Brazilian Federal Accounting Council, of the consolidated interim report of Banco Bradesco S.A. and its subsidiaries for the three-month period ended March 31, 2002, and have issued our report, on the basis of our review. This review was performed in connection with the review of the interim report of Banco Bradesco S.A.

Our reviews were performed for the purpose of reviewing the basic consolidated interim report of Banco Bradesco S.A. and its subsidiaries, taken as a whole. The supplementary information included in the accompanying Report on Economic and Financial Analysis is presented for purposes of additional analysis and is not a required part of the basic interim report. This supplementary information has been submitted to the same reviewing procedures applied in the special review of the basic interim report.

Based on our review, we are not aware of any significant modifications that should be made to the Report on Economic and Financial Analysis for it to be presented adequadely, in all material respects, in relation to the basic interim report taken as a whole.

The supplementary information of Banco Bradesco S.A. related to periods before March 31, 2001 and informations related to the subsidiaries described in item 16 of note 2e before March 31, 2002, presented for comparison purposes, were reviewed by other independent auditors who issued their reports, without exception.

The report on Economic and Financial Analysis and this report are intended solely for the information of the Board of Directors, stockholders and others who have received the consolidated interim report referred to in the first paragraph, for the purpose of additional analysis of the interim report and should not to be used for any other purpose.

April 29, 2002

KPMG

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Marcelo Bessan	Alberto Spilborghs Neto
Accountant	Accountant
CRC 1SP129705/O-0	CRC1SP167455/O-0



Consolidated Balance Sheet and Statement of Income - 1997 to 2002

11

Consolidated Balance Sheet - In thousands of Reais

				DECEMBER		
	03/2002	2001	2000	1999	1998	1997
ASSETS						
CURRENT AND LONG TERM ASSETS	113,130,712	105,567,890	90,693,025	75,136,910	62,635,794	56,845,356
CASH AND CASH EQUIVALENTS	1,938,293	3,085,787	1,341,653	827,329	709,803	1,407,697
INTERBANK INVESTMENTS	5,443,868	3,867,319	2,308,273	2,590,599	5,167,038	9,953,212
Money market	3,099,979	2,110,573	1,453,461	1,890,828	4,449,356	9,676,011
Interbank deposits	2,345,063	1,760,850	854,815	699,771	718,125	277,975
Valuation Allowance	(1,174)	(4,104)	(3)	-	(443)	(774)
SECURITIES	38,368,627	39,931,519	33,119,843	29,196,857	19,705,200	11,849,104
Own porfolio	28,198,818	27,493,936	21,743,924	20,950,342	12,821,409	9,470,356
Subject to repurchase agreements	7,956,867	9,922,036	10,822,637	5,987,713	5,759,959	2,214,409
Subject to negotiaton and intermediation of securities	125,156	526,219	9,394	157	295	13,560
Restricted deposits - Brazilian Central Bank	2,314,452	1,988,799	421,727	2,359,466	1,214,811	1,980
Privatization securities	35,318	25,104	9,526	7,241	5,839	402
Pledged as guarantees	596,365	715,858	783,501	449,536	108,200	302,386
Valuation allowance	(858,349)	(740,433)	(670,866)	(557,598)	(205,313)	(153,989)
INTERBANK ACCOUNTS	5,828,753	5,141,940	5,060,628	6,454,553	5,536,959	4,324,880
Unsettled payments and receipts	440,743	10,118	6,920	7,635	189,329	4,798
Restricted deposits:						
- Brazilian Central Bank	4,984,472	4,906,502	4,848,668	6,184,959	5,194,724	4,163,383
- National Treasury - Rural Funding	578	712	660	599	779	490
- National Housing System - SFH	394,768	217,518	197,191	142,653	149,826	156,193
Interbank onlendings	-	-	2,024	116,733	1	-
Correspondent banks	8,192	7,090	5,165	1,974	2,300	16
INTERDEPARTMENTAL ACCOUNTS	316,733	176,073	111,636	49,018	38,661	62,175
Third-party funds in transit	-	-	-	-	-	57
Internal transfer of funds	316,733	176,073	111,636	49,018	38,661	62,118
CREDIT OPERATIONS	38,493,766	35,131,359	30,236,106	21,535,633	20,794,541	20,228,436
Credit Operations:						
- Public sector	201,793	199,182	275,479	154,266	111,141	164,415
- Private sector	41,449,090	37,689,671	32,244,482	22,848,128	21,553,453	20,780,634
Allowance for loan losses	(3,157,117)	(2,757,494)	(2,283,855)	(1,466,761)	(870,053)	(716,613)
LEASING OPERATIONS	1,635,196	1,567,927	1,914,081	1,712,343	1,688,761	1,354,994
Leasing receivables:						
- Public sector	106	138	160	800	1,667	7,857
- Private sector	3,428,009	3,248,050	3,813,369	3,515,396	3,410,990	2,878,675
Unearned lease income	(1,663,062)	(1,557,642)	(1,760,305)	(1,490,803)	(1,485,780)	(1,307,532)
Allowace for losses	(129,857)	(122,619)	(139,143)	(313,050)	(238,116)	(224,006)
OTHER RECEIVABLES	20,557,676	16,266,602	16,226,725	12,420,787	8,491,994	7,356,633
Receivables on guarantees honored	55,839	1,131	2,020	-	645	1,942
Foreign exchange portfolio	9,521,459	5,545,527	6,417,431	3,375,563	2,488,263	2,526,731
Income receivable	215,751	187,910	191,873	109,734	113,814	57,230
Securities clearing accounts	1,228,814	1,342,923	497,655	839,758	320,821	393,659
Specifc credits	177,769	146,919	124,776	206,952	164,770	196,551
Insurance premiums receivable	931,943	995,662	818,773	994,718	825,162	588,155
Sundry	8,619,501	8,107,714	8,258,402	7,021,988	4,685,384	3,709,543
Allowance for losses	(193,400)	(61,184)	(84,205)	(127,926)	(106,865)	(117,178)
OTHER ASSETS	547,800	399,364	374,080	349,791	502,837	308,225
Other assets	617,055	415,484	409,771	406,910	513,407	382,331
Allowance for losses	(227,067)	(164,290)	(171,876)	(166,447)	(199,753)	(106,423)
Prepaid expenses	157,812	148,170	136,185	109,328	189,183	32,317
PERMANENT ASSETS	6,093,713	4,548,016	4,185,458	5,186,682	4,702,082	4,289,406
INVESTMENTS	905,727	884,773	830,930	2,453,425	2,306,500	1,911,096
Investments in associated companies:						
- Domestic	446,740	742,586	689,002	2,044,120	1,400,144	665,542
Other investments	796,986	452,871	525,316	753,901	1,148,977	1,374,584
Allowance for losses	(337,999)	(310,684)	(383,388)	(344,596)	(242,621)	(129,030)
FIXED ASSETS	2,846,519	2,352,682	2,017,093	1,683,069	1,562,430	1,556,057
Buildings in use	1,991,568	1,475,581	1,491,847	1,415,720	1,395,530	1,375,339
Other fixed assets	3,410,232	3,188,010	2,705,577	2,285,918	2,169,300	2,114,687
Accumulated depreciation	(2,555,281)	(2,310,909)	(2,180,331)	(2,018,569)	(2,002,400)	(1,933,969)
LEASED ASSETS	42,709	46,047	10,688	17,026	22,351	23,322
Leased assets	50,903	51,214	19,421	18,451	38,860	38,863
Accumulated depreciation	(8,194)	(5,167)	(8,733)	(1,425)	(16,509)	(15,541)
DEFERRED CHANGES	2,298,758	1,264,514	1,326,747	1,033,162	810,801	798,931
Organization and expansion costs	934,195	874,970	731,717	477,058	553,354	548,166
Accumulated amortization	(499,745)	(481,127)	(391,417)	(190,510)	(207,627)	(211,763)
Premium on the acquisition of subsidiaries, net of amortization	1,864,308	870,671	986,447	746,614	465,074	462,528
TOTAL	119,224,425	110,115,906	94,878,483	80,323,592	67,337,876	61,134,762

137

Consolidated Balance Sheet - In thousands of Reais

	03/2002	2001	2000	DECEMBER 1999	1998	1997
LIABILITIES AND STOCKHOLDERS' EQUITY						
CURRENT AND LONG TERM LIABILITIES	95,510,185	87,352,076	77,006,572	66,345,011	56,020,611	51,557,700
DEPOSITS	45,934,209	41,083,979	36,468,659	34,723,630	28,249,838	24,029,394
Demand deposits	8,126,132	8,057,627	7,500,518	6,803,429	4,976,836	5,275,471
Saving deposits	18,336,706	18,310,948	17,835,745	17,244,520	16,171,727	14,642,601
Interbanking deposits	85,998	40,446	568,416	468,950	136,955	128,983
Time deposits	19,385,373	14,674,958	10,563,980	10,206,731	6,964,320	3,982,339
MONEY MARKET REPURCHASE COMMITMENTS	13,215,854	14,057,327	12,108,350	7,814,288	9,307,113	10,683,286
Own portfolio	10,686,863	12,178,855	10,696,199	5,973,260	5,729,892	2,221,910
Third-party portfolio	2,528,991	1,878,472	1,412,151	1,841,028	3,577,221	8,461,376
DEBT SECURITIES	4,842,157	4,801,410	4,111,171	4,628,344	2,067,118	901,262
Funds from foreign exchange acceptances	73,418	-	-	-	2	20,722
Mortgage backed securities	828,843	780,425	741,248	452,379	262,165	47,306
Debentures	140,037	48,921	1,039	1,043,125	44,800	-
Securities issued abroad	3,799,859	3,972,064	3,368,884	3,132,840	1,760,151	833,234
INTERBANK ACCOUNTS	169,080	192,027	107,129	59,607	42,839	75,988
Unsettled payments receipts	-	-	-	-	-	130
Interbank onlendings	5,785	4,519	1,059	10,016	28,191	63,249
Correspondent banks	163,295	187,508	106,070	49,591	14,648	12,609
INTERDEPARTMENTAL ACCOUNTS	503,943	762,505	904,188	879,592	573,526	455,333
Third-party funds in transit	503,943	762,505	904,188	879,592	573,501	454,945
Internal transfer of funds	-	-	-	-	25	388
BORROWINGS	8,675,816	7,887,154	6,463,555	4,864,414	4,035,313	5,378,545
Domestic borrowings - official institutions	3,055	2,979	9,737	10,178	5,147	5,483
Domestic borrowings - other institutions	202,075	230,468	170,775	138,279	31,932	73,975
Foreign currency borrowings	8,470,686	7,653,707	6,283,043	4,715,957	3,998,234	5,299,087
DOMESTIC ONLENDINGS - OFFICIAL INSTITUTIONS	5,976,569	5,830,633	5,096,604	4,123,486	3,571,562	2,800,143
Developmental (BNDES)	3,096,074	3,067,220	2,589,284	1,650,243	987,997	598,024
Federal Saving Bank (CEF)	437,893	433,381	405,264	388,109	331,010	298,163
Financing (FINAME)	2,434,055	2,321,508	2,090,374	2,064,153	2,238,674	1,899,966
Other institutions	8,547	8,524	11,682	20,981	13,881	3,990
FOREIGN ONLENDINGS	62,211	316,283	108,178	185,774	1,094,207	1,169,267
Foreign onlendings	62,211	316,283	108,178	185,774	1,094,207	1,169,267
OTHER LIABILITIES	16,130,346	12,420,758	11,638,738	9,065,876	7,079,095	6,064,482
Collection of taxes and other contributions	1,178,528	181,453	128,785	113,693	135,394	81,946
Foreign exchange portfolio	4,215,450	1,343,769	2,439,657	1,029,963	1,045,553	513,469
Social and statutory contributions	315,026	572,265	560,533	603,405	382,676	398,922
Taxes and social security contributions	3,388,348	3,371,127	3,094,628	2,665,681	2,168,827	1,696,022
Securities clearing accounts	891,835	1,418,985	592,395	914,127	506,767	667,688
Commited technical reserves for insurance, private pension plans and special savings	1,092,155	1,005,793	689,891	659,450	529,288	501,624
Subordinated Debt	1,509,267	969,842	-	-	-	-
Sundry	3,539,737	3,557,524	4,132,849	3,079,557	2,310,590	2,204,811
TECHNICAL RESERVES FOR INSURANCE, PRIVATE PENSION PLANS AND SPECIAL SAVINGS	13,431,902	12,847,633	9,648,174	6,904,469	4,740,741	3,451,051
DEFERRED INCOME	9,050	9,020	34,632	17,543	33,195	8,904
Deferred income	9,050	9,020	34,632	17,543	33,195	8,904
MINORITY INTERESTS	347,590	139,231	96,903	287,350	222,330	544,362
STOCKHOLDERS' EQUITY	9,925,698	9,767,946	8,092,202	6,769,219	6,320,999	5,572,745
Capital:						
- Local residents	4,887,749	4,940,004	5,072,071	4,206,644	3,659,692	3,235,167
- Foreign residents	312,251	259,996	74,429	58,856	50,626	44,833
Unrealized capital	-	-	(400,500)	(465,500)	(246,000)	(280,000)
Capital reserves	7,435	7,435	19,002	5,643	11,756	151
Revenue stocks	4,718,263	4,560,511	3,327,200	2,963,576	2,844,925	2,572,594
STOCKHOLDERS' EQUITY MANAGED BY THE PARENT COMPANY	10,273,288	9,907,177	8,189,105	7,056,569	6,543,329	6,117,107
TOTAL	119,224,425	110,115,906	94,878,483	80,323,592	67,337,876	61,134,762

138

Consolidated Statements of Income - In thousands of Reais

	Exercise				
	2001	2000	1999	1998	1997
INCOME FROM FINANCIAL INTERMEDIATION	21,411,673	15,519,008	18,286,815	11,935,162	7,613,065
Credit operations	11,611,236	7,787,745	9,602,701	6,623,789	4,420,168
Leasing operations	420,365	512,962	730,929	425,321	140,105
Securities	7,097,028	6,122,486	5,875,823	3,823,626	2,327,882
Foreign exchange transactions	2,045,092	872,234	1,776,925	572,104	391,598
Compulsory deposits	237,952	223,581	300,437	490,322	333,312
EXPENSES FROM FINANCIAL INTERMEDIATION	13,312,726	9,132,137	12,821,198	7,441,180	4,292,920
Deposits and money market funds	6,986,027	5,521,407	4,954,854	4,430,881	2,397,929
Borrowings and onlendings	4,316,682	2,158,725	5,819,063	1,414,272	1,059,761
Leasing operations	–	93	18,852	2,985	8,811
Allowance for loan losses	2,010,017	1,451,912	2,028,429	1,593,042	826,419
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	8,098,947	6,386,871	5,465,617	4,493,982	3,320,145
OTHER OPERATING INCOME (EXPENSES)	(5,164,463)	(4,535,910)	(4,300,792)	(3,303,216)	(2,237,672)
Commissions and fees	3,472,560	3,042,699	2,099,937	1,774,624	1,445,500
Insurance premiums, private pension plans and special savings	8,959,259	6,919,942	5,975,488	5,014,830	4,064,826
Variance in technical reserve for insurance, private pension plans and special savings	(3,492,217)	(3,001,118)	(2,341,648)	(1,392,136)	(906,061)
Claims – Insurance operations	(3,996,108)	(2,866,389)	(2,844,171)	(2,631,300)	(2,436,886)
Insurance and private pension plans selling expenses	(689,352)	(645,020)	(635,351)	(518,390)	(308,682)
Expenses with private pension plans benefits	(1,369,424)	(912,784)	(557,608)	(422,756)	(247,191)
Personnel expenses	(3,389,102)	(3,109,476)	(2,680,049)	(2,554,922)	(1,905,623)
Administrative expenses	(3,435,759)	(2,977,665)	(2,566,657)	(2,158,685)	(1,745,006)
Tax expenses	(790,179)	(670,138)	(651,801)	(319,537)	(230,202)
Results on investments in associated companies	70,764	156,300	127,100	157,223	28,660
Other operating income	1,326,459	902,807	1,069,562	560,319	498,855
Other operating expenses	(1,831,364)	(1,375,068)	(1,295,594)	(812,486)	(495,862)
OPERATING RESULTS	2,934,484	1,850,961	1,164,825	1,190,766	1,082,473
NON-OPERATING RESULTS	(83,720)	(123,720)	(224,874)	(263,696)	61,267
INCOME BEFORE TAXES AND PROFIT SHARING	2,850,764	1,727,241	939,951	927,070	1,143,740
INCOME TAX AND SOCIAL CONTRIBUTION	(502,257)	(258,776)	307,186	240,203	(198,710)
NON-RECURRING/EXTRAORDINARY RESULTS	-	400,813	-	-	-
EMPLOYEE PROFIT SHARING	(159,703)	(111,131)	(103,578)	(86,879)	(71,464)
MINORITY INTERESTS	(18,674)	(17,982)	(38,753)	(67,974)	(43,054)
NET INCOME	2,170,130	1,740,165	1,104,806	1,012,420	830,512
RETURN ON STOCKHOLDERS' EQUITY	22.22%	21.50%	16.32%	16.02%	14.90%

Consolidated Statements of Income - In thousands of Reais

	2002	2001				2000		
	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.
INCOME FROM FINANCIAL INTERMEDIATION	4,517,326	2,604,301	7,972,096	5,611,218	5,224,058	4,534,442	3,858,777	3,988,351
Credit operations	2,435,822	1,189,535	4,345,353	3,091,410	2,984,938	2,478,580	1,968,321	1,832,795
Leasing operations	90,409	62,021	117,633	125,032	115,679	146,513	111,864	145,265
Securities	1,600,996	1,186,125	2,506,588	1,839,465	1,564,850	1,532,771	1,503,525	1,736,657
Foreign exchange transactions	329,544	103,954	936,425	498,643	506,070	325,099	219,936	219,611
Compulsory deposits	60,555	62,666	66,097	56,668	52,521	51,479	55,131	54,023
EXPENSES FROM FINANCIAL INTERMEDIATION	2,484,197	182,949	5,898,611	3,567,772	3,663,394	2,843,263	2,272,419	2,391,626
Deposit and money market funds	1,518,935	53,292	3,128,332	1,884,421	1,919,982	1,667,429	1,429,905	1,365,985
Borrowing and onlendings	329,469	(489,948)	2,287,172	1,190,093	1,329,365	826,432	514,324	561,788
Leasing operations	3,114	-	-	-	-	-	25	68
Allowance for loan losses	632,679	619,605	483,107	493,258	414,047	349,402	328,165	463,785
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	2,033,129	2,421,352	2,073,485	2,043,446	1,560,664	1,691,179	1,586,358	1,596,725
OTHER OPERATING INCOME (EXPENSES)	(1,384,603)	(1,471,893)	(1,410,462)	(1,264,422)	(1,017,686)	(1,212,774)	(1,135,148)	(1,074,409)
Commissions and fees	860,568	874,001	839,110	864,576	894,873	819,365	802,148	813,640
Insurance premiums, private pension plans and special savings	1,949,544	2,641,322	2,153,652	2,278,909	1,885,376	1,955,088	1,728,312	1,601,193
Variance in technical reserves for insurance, private pension plans and special savings	(537,148)	(1,310,005)	(792,203)	(751,756)	(638,253)	(877,449)	(722,089)	(623,817)
Claims - Insurance operations	(1,043,613)	(1,068,032)	(1,030,772)	(1,073,029)	(824,275)	(765,261)	(735,153)	(697,615)
Insurance and private pension plans selling expenses	(160,169)	(169,032)	(177,561)	(168,893)	(173,866)	(167,471)	(157,395)	(162,676)
Expenses with private pension plans benefits	(349,295)	(415,859)	(323,815)	(352,583)	(277,167)	(236,566)	(213,353)	(206,259)
Personnel expenses	(856,576)	(896,163)	(880,516)	(836,562)	(775,861)	(850,795)	(790,714)	(789,914)
Administrative expenses	(843,661)	(896,004)	(890,377)	(817,135)	(832,243)	(825,494)	(763,942)	(707,974)
Tax expenses	(204,070)	(209,624)	(200,828)	(190,253)	(189,474)	(179,745)	(162,589)	(162,075)
Results on investments in associated companies	2,240	55,230	16,835	1,058	(2,359)	66,526	1,434	(7,705)
Other operating income	254,312	435,891	345,155	218,669	326,744	309,362	194,736	160,138
Other operating expenses	(456,735)	(513,618)	(469,142)	(437,423)	(411,181)	(460,334)	(316,543)	(291,345)
OPERATING RESULTS	648,526	949,459	663,023	779,024	542,978	478,405	451,210	522,316
NON-OPERATING RESULTS	(29,327)	(36,188)	(47,426)	14,619	(14,725)	(31,259)	(27,278)	(33,151)
INCOME BEFORE TAXES AND PROFIT SHARING	619,199	913,271	615,597	793,643	528,253	447,146	423,932	489,165
INCOME TAX AND SOCIAL CONTRIBUTION	(165,862)	(261,664)	(35,152)	(142,009)	(63,432)	(8,076)	(65,135)	(138,975)
NON-RECURRING/EXTRAORDINARY RESULTS	-	-	-	-	-	46,292	-	-
EMPLOYEE PROFIT SHARING	(31,426)	(40,356)	(41,985)	(35,886)	(41,476)	(36,673)	(26,510)	(25,767)
MINORITY INTERESTS	3,295	(1,412)	(20,271)	5,987	(2,978)	456	(1,699)	(6,187)
NET INCOME	425,206	609,839	518,189	621,735	420,367	449,145	330,588	318,236

Financial Statements and Independent Auditors' Report

12

Management Report

The Stockholders,

We hereby submit for your appreciation the consolidated Financial Statements of Banco Bradesco S.A. and its Subsidiaries, for the quarter ended March 31, 2002, prepared in accordance with the Brazilian Corporation Law.

This period was characterized by relevant events, in Organização Bradesco, which evidence its firm determination to strengthen its presence and performance in the market, expand returns to scale and consolidate the leadership position that it occupies in the market.
Highlights:

• **Acquisition of the share control of Banco Mercantil de São Paulo S.A.** and its subsidiaries, including Finasa Seguradora S.A., Finasa S.A. Crédito, Financiamento e Investimento and Banco Mercantil de São Paulo International (Luxembourg) S.A.
• **Acquisition of the control of Banco do Estado do Amazonas S.A., today called Banco BEA S. A.**, in a privatization auction held in the Rio de Janeiro Stock Exchange.

• **Acquisition of the control of Banco Cidade S.A.**, with its corporate head office in the São Paulo Capital, 24 Branches in the Country, 1 abroad, 53 Bank Service Centers, Assets of approximately R$ 2.085 billion, Stockholders' Equity of R$ 242 million and more than 49 thousand customers. Transactions whose conditions are conditionated under pending approval from the competent authoreties.

• **Strategic partnership forged with Ford**: acquisition of the totality of the capital stock of Ford Leasing S.A. - Arrendamento Mercantil, by Banco BCN S.A.; acquisition of the credits and other rights of the Direct Consumer Credit Loan Portfolio of Banco Ford S.A., as well as financing of new business, by Continental Banco S.A.; arrangement to serve Ford Dealer Network customers.

• **Acquisition of Deutsche Bank Investimentos DTVM S.A.** and its Investment Fund Administration and Management Portfolio, with assets of R$ 2.16 billion, now under the management of BRAM - Bradesco Asset Management Ltda.

• **Increase in the ownership interest held in the capital stock of Banco Espirito Santo S.A. to 3%.**

• **Inauguration of the first Postal Bank Branch on March 25, in São Francisco de Paula, Minas Gerais.** By the end of the year, 3,000 units will be operational, of a total 5,320 to be installed in the Post Office Postal Network, used by Bradesco as Bank correspondents in the Country to offer services to the population.

In numbers, the performance for the quarter is heightened by the Net Income of R$ 425.206 million, equivalent to R$ 0.30 per lot of 1,000 shares and a return of 4.28% over Stockholders' Equity, which, annualized, corresponds to 18.27%.

Taxes and contributions, including social security, paid and provided for, resulting from the core activities developed by Organização Bradesco, amounted to R$ 707.380 million in the period, versus1.66 times Net Income.

Paid-up Capital, at March 31, was R$ 5.200 billion. Added to Capital Reserves of R$ 4.726 billion, it constituted Stockholders' Equity of R$ 9.926 billion, corresponding to Net Equity of R$ 6.90 per lot of 1,000 shares.

It is important to note that Managed Stockholders' Equity represents 8.62% of consolidated Assets, which totaled R$ 119.224 billion. The solvency ratios reached 15.20% in the consolidated financial and 13.56% in the consolidated economic-financial, thus higher than the 11% minimum established by Resolution 2099, of August 17, 1994, of the Brazilian Monetary Fund, in conformity with the Basle Committee. At the end of the quarter, the ratio of fixed assets to Consolidated Stockholders' Equity,

143

Management Report

was 51.17% for the consolidated total and 64.03% for the consolidated financial, considering that the maximum limit is 70%.

At the end of the quarter, funds obtained and under management by Organização Bradesco totaled R$ 168.766 billion, with a growth of 20.37% over the same period of the previous year, distributed as follows:

- R$ 59.150 billion in Demand, Time and Interbank Deposits, Money Market and Savings Accounts.
- R$ 64.452 billion in funds under management, including Investment Funds and Managed Portfolios, representing a growth of 14.55% compared to the same period of the previous year.
- R$ 26.487 billion recorded in the Foreign Exchange Portfolio, Borrowings and Onlendings, Working Capital, Tax and Other Similar Collections and Debt Securities and Subordinated Debt in the Country.
- R$ 14.524 billion recorded in Technical Reserves for Insurance, Special Savings and Private Pension Plans, with a growth of 32.56% compared to the same period of the previous year.
- R$ 4.153 billion in Foreign Funds, derived from public and private issues and Subordinated Debt, representing US$ 1,787 billion.

Consolidated credit operations recorded a balance of R$ 49.546 billion, with a growth of 20.45% compared to the same period of the previous year, including in this sum:

- R$ 5.278 billion in Advances on Foreign Exchange Contracts, for a Portfolio of US$ 2,597 billion in Export Financing.
- R$ 1.723 billion in Foreign Currency Loan operations.

- R$ 1.792 billion in Leasing Operations.
- R$ 2.948 billion in transactions in the Rural Area.

- R$ 7.398 billion relating to onlending operations of foreign and domestic funds, originating chiefly from BNDES - National Social and Economic Development Bank.

In the Housing Loan area, the Organization allocated funds during the quarter for the construction and acquisition of popular houses in the sum of R$ 191.562 million, involving 3,229 properties.

Bradesco continued its significant activities in the Capital Market, supporting the capitalization of companies and acting as intermediary in the public placement of shares, debentures and promissory notes, in a total volume of R$ 5.614 billion, corresponding to 82.50% of the issues registered at CVM - Brazilian Securities Commission. Additionally, the Bank played an active role in advising important structured operations, involving mergers and acquisitions, project finance and corporate and financial restructurings.

Grupo Bradesco de Seguros, developed activities in the areas of Insurance, Open Private Pension Plans and Special Savings, posting Net Income of R$ 168.949 million in the first quarter. Total income from premiums reached R$ 1.267 billion, representing a growth of 8.42% compared to March 31, 2001.

Based on quality standards, efficiency and state-of-the-art technology, the Organização Bradesco Network maintained at the disposal of customers and users, comprises 6,025 service points:

2,884 Branches in the Country (2,419 Bradesco, 208 Banco BCN, 36 Banco BEA, 220 Banco Mercantil and 1 Continental Banco).

9 Branches abroad, 2 of which in New York (Bradesco and Mercantil), 4 in

Management Report

Grand Cayman (Bradesco, BCN, Mercantil and Banco Boavista), 2 in London (Mercantil) and 1 in Nassau, in the Bahamas (Boavista).

6 Subsidiaries Abroad, Banco Bradesco Argentina S.A., in Buenos Aires, Banco Bradesco Luxembourg, Banco Mercantil de São Paulo International S.A., both in Luxembourg, Boavista Banking Ltd., in Nassau, Bradesco Services Co., Ltd., in Tokyo and Bradesco Securities, Inc., in Nova York.

37 Postal Bank Branches.

1,654 Bank Service Centers and Points in Companies, 1,299 Bradesco, 153 BCN, 29 BEA and 173 Mercantil).

1,386 External BDN - Bradesco Day and Night Network Points.

9 Mercantil Credit Outlets.

40 Branches of Continental Promotora de Vendas, which has a presence in more than 12,500 vehicle resale points and furniture, interior decorating, cellular telephony and information technology stores.

20,429 Automatic Teller Machines of the BDN - Bradesco Day and Night Network, 8,964 of which also operating on weekends and holidays.

In the social field, the Organization continues its activities in the educational area developed through Fundação Bradesco, which maintains 38 Schools established by priority in regions that are both socially and economically deprived, in 25 of Brazil's 26 states and in the Federal District. It provides more than 103 thousand students with totally free education, including educational courses for youngsters and adults and basic professional training. It also provides free meals, uniforms, studying material and medical and dental assistance to more than 48 thousand pre-school, middle and high school, and technical high school students.

In the Human Resources Area, the strategy is directed to the training and professional qualification of the staff, with the objective of achieving increasing levels of quality and efficiency in the services rendered, to meet market demands and fully satisfy customers. The welfare benefits aimed at improving the quality of life, well being and security of employees and their dependants covered 167,889 lives at the end of the quarter.

For the accomplishments and results achieved, we thank our stockholders and customers, for their support and confidence, and our employees and other collaborators, for their diligence and dedicated work.

Cidade de Deus, April 29, 2002
Board of Directors
and Board of Executive Officers

Consolidated Balance Sheets at March 31 - In thousands of Reais

ASSETS	2002	2001
CURRENT ASSETS (Note 2b)	**90,113,086**	**69,199,245**
CASH AND CASH EQUIVALENTS	1,938,293	1,173,680
INTERBANK INVESTMENTS (Note 3)	5,295,002	982,753
Money market	3,099,979	8,551
Interbank deposits	2,195,514	975,207
Valuation allowance	(491)	(1,005)
SECURITIES (Notes 4, 16b and 25)	31,552,097	23,493,836
Own portfolio	22,461,636	16,235,753
Subject to repurchase agreements	7,486,742	6,156,582
Subject to negotiation and intermediation of securities	125,156	169,414
Restricted deposits - Brazilian Central Bank	1,805,408	640,586
Privatization securities	2,061	2,452
Pledged as guarantees	305,855	951,821
Valuation allowance	(634,761)	(662,772)
INTERBANK ACCOUNTS	5,557,052	4,794,983
Unsettled payments and receipts	440,743	828,728
Restricted deposits:		
- Brazilian Central Bank (Note 27a)	4,984,472	3,901,061
- National Treasury - Rural Funding	578	675
- National Housing System - SFH	123,067	56,505
Interbank onlendings	–	3,325
Correspondent banks	8,192	4,689
INTERDEPARTMENTAL ACCOUNTS	316,733	130,919
Internal transfer of funds	316,733	130,919
CREDIT OPERATIONS (Notes 5 and 16b):	27,234,713	23,123,893
Credit operations		
- Public sector	34,683	127,615
- Private sector	29,403,364	24,620,024
Allowance for loan losses (Notes 5d and 5e)	(2,203,334)	(1,623,746)
LEASING OPERATIONS (Notes 2e, 5 and 16b)	1,010,317	1,176,536
Leasing operations:		
- Public sector	99	120
- Private sector	2,090,138	2,304,104
Unearned lease income	(993,962)	(1,016,489)
Allowance for losses (Notes 5d and 5e)	(85,958)	(111,199)
OTHER RECEIVABLES (Note 5)	16,731,009	13,961,162
Receivables on guarantees honored (Note 5a - 3)	1,137	2,038
Foreign Exchange portfolio (Note 6)	9,521,459	6,664,780
Income receivable (Note 7a)	215,751	209,014
Securities clearing accounts (Note 16c)	1,032,434	1,223,829
Specific Credits	150,831	–
Insurance premiums receivable	931,668	887,437
Sundry (Note 7b)	5,066,104	5,035,123
Allowance for losses (Notes 5d and 5e)	(188,375)	(61,059)
OTHER ASSETS	477,870	361,483
Other assets	548,458	432,667
Valuation allowance	(191,771)	(178,332)
Prepaid expenses	121,183	107,148
LONG-TERM ASSETS (Note 2b)	**23,017,626**	**23,553,273**
INTERBANK INVESTMENTS (Note 3)	148,866	135,324
Interbank deposits	149,549	139,361
Valuation allowance	(683)	(4,037)
SECURITIES (Notes 4, 16b and 25)	6,816,530	10,499,832
Own portfolio	5,737,182	5,274,467
Subject to repurchase agreements	470,125	4,875,890
Restricted deposits - Brazilian Central Bank	509,044	296,540
Privatization securities	33,257	9,314
Pledged as guarantees	290,510	183,644
Valuation allowance	(223,588)	(140,023)
INTERBANK ACCOUNTS	271,701	162,175
Restricted deposits:		
- National Housing System - SFH	271,701	162,175
CREDIT OPERATIONS (Notes 5 and 16b)	11,259,053	9,241,969
Credit operations:		
- Public sector	167,110	182,804
- Private sector	12,045,726	9,811,239
Allowance for loan losses (Notes 5d and 5e)	(953,783)	(752,074)

Consolidated Balance Sheets at March 31 - In thousands of Reais

ASSETS	2002	2001
LEASING OPERATIONS (Notes 2e, 5 and 16b)	624,879	707,358
Leasing receivables:		
- Public sector	7	-
- Private sector	1,337,871	1,481,380
Unearned lease income	(669,100)	(730,494)
Allowance for losses (Notes 5d and 5e)	(43,899)	(43,528)
OTHER RECEIVABLES (Note 5)	3,826,667	2,761,339
Receivables on Guarantees Honored (Note 5 a - 3)	54,702	-
Income receivable (Note 7a)	-	252
Securities clearing accounts (Note 16c)	196,380	23,604
Specific credits	26,938	129,498
Insurance premiums Receivable	275	-
Sundry (Note 7b)	3,553,397	2,608,917
Allowance for losses (Notes 5d and 5e)	(5,025)	(932)
OTHER ASSETS	69,930	45,276
Other assets	68,597	34
Valuation Allowance	(35,296)	-
Prepaid expenses	36,629	45,242
PERMANENT ASSETS (Note 2c)	**6,093,713**	**4,149,634**
INVESTMENTS (Notes 2e, 8, 16b and 25)	905,727	825,251
Investments in subsidiaries and associated companies - Domestic (Note 8b)	446,740	678,657
Other investments (Notes 8d and 16b)	796,986	521,023
Allowance for losses (Notes 8d and 16b)	(337,999)	(374,429)
FIXED ASSETS (Notes 9 and 25)	2,846,519	2,014,694
Buildings in use	1,991,568	1,486,601
Other fixed assets	3,410,232	2,767,359
Accumulated depreciation	(2,555,281)	(2,239,266)
LEASED ASSETS (Note 5a-1)	42,709	13,207
Leased assets	50,903	19,448
Accumulated depreciation	(8,194)	(6,241)
DEFERRED CHARGES (Note 25)	2,298,758	1,296,482
Organization and expansion costs	934,195	761,688
Accumulated amortization	(499,745)	(419,159)
Premium on the acquisition of subsidiaries, net of amortization (Notes 2e and 8c)	1,864,308	953,953
TOTAL	119,224,425	96,902,152

Consolidated Balance Sheets at March 31 - In thousands of Reais

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
CURRENT LIABILITIES (Note 2d)	78,774,077	65,070,557
DEPOSITS (Note 10a)	39,996,754	32,536,441
Demand deposits	8,126,132	7,403,812
Savings deposits	18,336,706	17,486,885
Interbank deposits	68,537	63,318
Time deposits (Note 16b)	13,465,379	7,582,426
MONEY MARKET REPURCHASE COMMITMENTS (Note 10a)	13,212,993	10,834,052
Own portfolio	10,684,002	10,834,052
Third-party Portfolio	2,528,991	-
DEBT SECURITIES (Notes 10a and 16b)	4,095,706	3,348,514
Funds from Foreign Exchange Acceptances	73,400	-
Mortgage backed securities	780,003	326,045
Debentures	50,507	3,468
Securities issued abroad (Note 10b)	3,191,796	3,019,001
INTERBANK ACCOUNTS	169,080	99,539
Interbank onlendings	5,785	2,953
Correspondent banks	163,295	96,586
INTERDEPARTMENTAL ACCOUNTS	503,943	310,389
Third-party funds in transit	503,943	310,389
BORROWINGS (Notes 10a and 16b)	7,828,572	6,439,855
Domestic borrowings - official institutions	3,055	1,908
Domestic borrowings - other institutions	134,704	33,428
Foreign currency borrowings	7,690,813	6,404,519
DOMESTIC ONLENDINGS - OFFICIAL INSTITUTIONS (Notes 10a and 16b)	1,651,542	1,925,465
National Bank for Economic and Social Development (BNDES)	741,622	906,694
Federal Savings Bank (CEF)	21,368	15,661
Government Agency for Machinery and Equipment Financing (FINAME)	880,005	992,906
Other institutions	8,547	10,204
FOREIGN ONLENDINGS (Notes 10a and 16b)	42,731	251,382
Foreign onlendings	42,731	251,382
OTHER LIABILITIES	11,272,756	9,324,920
Collection of taxes and other contributions	1,178,528	701,733
Foreign exchange portfolio (Note 6)	4,215,450	2,263,321
Social and statutory payables	315,026	234,480
Taxes and social security contributions (Notes 12 and 24c)	651,103	776,182
Securities clearing accounts (Note 16c)	886,039	1,527,776
Committed technical reserves for insurance, private pension plans and special savings (Note 2g)	1,092,155	788,329
Subordinated debt (Note 13)	36,958	-
Sundry (Notes 11and 12)	2,897,497	3,033,099
LONG-TERM LIABILITIES (Note 2d)	16,736,108	12,803,909
DEPOSITS (Note 10a)	5,937,455	3,247,645
Interbank deposits	17,461	7,896
Time deposits (Note 16b)	5,919,994	3,239,749
MONEY MARKET REPURCHASE COMMITMENTS (Note 10a)	2,861	1,367,755
Own portfolio	2,861	1,367,755
DEBT SECURITIES (Notes 10a and 16b)	746,451	1,334,694
Funds from Foreign Exchange Acceptances	18	-
Mortgage backed securities	48,840	416,196
Debentures	89,530	52,779
Securities issued abroad (Note 10b)	608,063	865,719
BORROWINGS (Notes 10a and 16b)	847,244	565,343
Domestic borrowings - official institutions	-	7,681
Domestic borrowings - other institutions	67,371	22,048
Foreign currency borrowings	779,873	535,614
DOMESTIC ONLENDINGS - OFFICIAL INSTITUTIONS (Notes 10a and 16b)	4,325,027	3,429,928
National Bank for Economic and Social Development (BNDES)	2,354,452	1,725,573
Federal Savings Bank (CEF)	416,525	393,444
Government Agency for Machinery and Equipment Financing (FINAME)	1,554,050	1,309,992
Other institutions	-	919
FOREIGN ONLENDINGS (Notes 10a and 16b)	19,480	50,711
Foreign onlendings	19,480	50,711
OTHER LIABILITIES	4,857,590	2,807,833
Exchange portfolio (Note 6)	-	447
Social and statutory payables (Notes 12 and 24c)	2,737,245	2,227,231
Securities clearing accounts (Note 16c)	5,796	32,832
Subordinated debt (Note 13)	1,472,309	-
Sundry (Notes 11 and 12)	642,240	547,323

Consolidated Balance Sheets at March 31 - In thousands of Reais

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
TECHNICAL RESERVES FOR INSURANCE, PRIVATE PENSION PLANS AND SPECIAL SAVINGS (Note 2g)	13,431,902	10,168,334
DEFERRED INCOME	9,050	20,053
Deferred income	9,050	20,053
MINORITY INTERESTS (Note 2e)	347,590	100,314
STOCKHOLDERS' EQUITY (Note 14)	9,925,698	8,738,985
Capital:		
- Local residents	4,887,749	5,115,856
- Foreign residents	312,251	84,144
Capital reserves	7,435	7,435
Revenue reserves	4,718,263	3,531,550
STOCKHOLDERS' EQUITY MANAGED BY THE PARENT COMPANY	10,273,288	8,839,299
TOTAL	119,224,425	96,902,152

Statement of Income Period from January 1st to March 31 – In thousands of Reais

	2002	2001
INCOME FROM FINANCIAL INTERMEDIATION	4,517,326	5,224,058
Credit Operations (Note 25)	2,435,822	2,984,938
Leasing Operations	90,409	115,679
Securities	1,600,996	1,564,850
Foreign exchange transactions (Note 17)	329,544	506,070
Compulsory deposits	60,555	52,521
EXPENSES FROM FINANCAL INTERMEDIATION	2,484,197	3,663,394
Deposits and money market funds	1,518,935	1,919,982
Borrowings and onlendings	329,469	1,329,365
Leasing Operations	3,114	-
Allowance for loan losses (Notes 5d and 5e)	632,679	414,047
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	2,033,129	1,560,664
OTHER OPERATING INCOME (EXPENSES)	(1,384,603)	(1,017,686)
Comissions and fees (Note 18)	860,568	894,873
Insurance premiums, private pension plans and special savings (Note 2g)	1,949,544	1,885,376
Variance in technical reserves for insurance, private pensions plans and special savings (Note 2g)	(537,148)	(638,253)
Claims – Insurance operations (Note 2g)	(861,631)	(712,889)
Matured special savings (Note 2g)	(181,982)	(111,386)
Insurance and private pension plans selling expenses (Nota 2g)	(160,169)	(173,866)
Expenses with private pension plans benefits (Note 2g)	(349,295)	(277,167)
Personnel expenses	(856,576)	(775,861)
Other Administrative expenses (Notes 19 and 25)	(843,661)	(832,243)
Tax expenses	(204,070)	(189,474)
Results on investment in associated companies (Notes 8a and 8b)	2,240	(2,359)
Other operating income (Note 20)	254,312	326,744
Others operating expenses (Notes 21 and 25)	(456,735)	(411,181)
OPERATING RESULTS	648,526	542,978
NON-OPERATING RESULTS (Note 22)	(29,327)	(14,725)
INCOME BEFORE TAXES AND PROFIT SHARING	619,199	528,253
INCOME TAX AND SOCIAL CONTRIBUTION (Note 24)	(165,862)	(63,432)
EMPLOYEE PROFT SHARING	(31,426)	(41,476)
MINORITY INTERESTS (Note 2e)	3,295	(2,978)
NET INCOME	425,206	420,367

150

Statement of Changes in Financial Position Period from January 1st to March 31 – In thousands of Reais

	2002	2001
SOURCES OF FUNDS	12,645,373	5,099,045
NET INCOME	425,206	420,367
ADJUSTMENTS TO NET INCOME	144,962	144,591
Depreciation and amortization	130,749	138,071
Allowance for investment losses	(290)	5,871
Results on investments in associated companies	(2,240)	2,359
Other	16,743	(1,710)
TECHNICAL RESERVES FOR INSURANCE, PRIVATE PENSION PLANS AND SPECIAL SAVINGS	584,269	520,160
VARIANCE IN DEFERRED INCOME	30	(14,579)
VARIANCE IN MINORITY INTERESTS	208,359	3,411
FROM STOCKHOLDERS:	-	407,935
Capital increase	-	400,500
Premium on subscription of shares	-	7,435
FROM THIRD PARTIES:		
- Increase in liabilities	9,281,091	2,153,856
Deposits	4,850,230	-
Money market repurchase commitments	-	93,457
Debt securities	40,747	572,037
Borrowings and onlendings	680,526	994,347
Commited technical reserves for insurance, private pension plans and special savings	86,362	98,438
Other liabilities	3,623,226	395,577
- Decreased in assets	1,626,611	1,321,036
Interbank investments	-	1,190,196
Securities	1,562,892	-
Interbank accounts	-	103,470
Leasing operations	-	27,370
Insurance premiums receivable	63,719	-
- Disposal of property and investments	373,048	142,268
Assets not for own use	16,551	26,280
Fixed assets	9,629	19,556
Leased assets	222	173
Investments	344,683	87,978
Deferred charges	1,963	8,281
Interest on capital/dividends received from associated companies	1,797	-
APPLICATIONS OF FUNDS	13,792,867	5,267,018
DIVIDENDS AND INTEREST ON OWN CAPITAL DECLARED AND/OR PAID	234,545	181,519
ACQUISITION OF OWN STOCKS	32,909	-
INVERSION IN	1,004,220	137,412
Assets not for own use	76,478	43,768
Fixed assets	561,720	84,527
Leased assets	-	545
Investments	366,022	8,572
DEFERRED CHARGES	1,125,553	45,515
INCREASE IN ASSETS	10,272,658	3,616,610
Interbank investments	1,576,549	-
Securities	-	956,551
Interbank accounts	686,813	-
Interdepartmental accounts	140,660	19,283
Credit operations	3,362,407	2,129,756
Leasing operations	67,269	-
Other receivables	4,354,793	427,112
Insurance premiums receivable	-	68,664
Other assets	84,167	15,244
DECREASE IN LIABILITIES	1,122,982	1,285,962
Debt securities	-	684,573
Money market	841,473	-
Interbank accounts	22,947	7,590
Interdepartmental accounts	258,562	593,799
REDUCTION IN CASH AND CASH EQUIVALENTS	(1,147,494)	(167,973)

		2002	2001
CHANGES IN FINANCIAL POSITION	At the beginning of the period	3,085,787	1,341,653
	At the end of the period	1,938,293	1,173,680
	Reduction in cash and cash equivalents	(1,147,494)	(167,973)

151

Notes to the Financial Statements

1. PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements of Banco Bradesco S.A. and its subsidiaries and jointly controlled investments, as of March 31, 2002 and 2001 were prepared in accordance with the accounting principles derived from Brazilian Corporation Law for the recording of operations, as well as standards and instructions issued by the Central Bank of Brazil (BACEN) and the Brazilian Securities and Exchange Commission (CVM), which include accounting practices and estimates in respect to the calculation of provisions.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Results recognition
Results are recognized on an accrual basis.

b) Current and long-term assets
These are stated at their realizable values, including, where applicable, income, price-level restatement (on a daily pro rata basis) and foreign exchange variations.
The accrual of credit operations maturing up to the 60th day are recorded in income from credit operations and as of the 61th day in unearned income.
In the case of mortgage loans, the contractual capitalization period (monthly or quarterly) for income appropriation is considered, and end-borrower financings are adjusted to the present value of the future installments.
The allowance for loan losses is recorded at an amount considered sufficient to cover estimated losses and is based upon current economic conditions, past loan experience, specific and general portfolio risks and on BACEN requirements and instructions.
Tax credits are recorded at their probable realizable values and refer mainly to timing differences in respect to income tax and social contribution income tax losses and the negative social contribution base (Notes 24b and c).

c) Permanent assets
Stated at cost, price-level restated to December 31, 1995, and take into consideration the following:
• Significant investments in subsidiaries, associated companies and jointly controlled investments are recorded under the equity method.
• Depreciation of fixed assets is calculated on the straight-line method, based on annual rates that consider the economic useful lives of the assets, as follows: property – 4%; fixtures and fittings, and machinery and equipment – 10%; data processing system (CPD) - 20% to 50%; and transport system – 20%.
• Amortization of rights of use – amortizable in accordance with the contractual term.
• Amortization of deferred charges – from 20% to 50% per annum; and
• Premium on the purchase of investments based on the future expected profitability – amortization of 10% per annum, presented in deferred charges.

d) Current and long-term liabilities
The amounts stated include known and estimated liabilities plus related charges, price-level restatement (on a daily pro rata basis) and foreign exchange variations. The provision for corporate income tax is calculated at the rate of 15% of taxable profit, plus a surcharge of 10%. The provision for social contribution is calculated on profit before income tax, at the rate of 9%. Provisions have been recorded for the other corporate taxes and contributions, in accordance with the respective prevailing legislation.

e) Consolidated financial statements
The consolidated financial statements were prepared in conformity with the consolidation principles derived from Brazilian Corporation Law, including the jointly controlled investments, in compliance with BACEN and CVM rules, and include the financial statements of the leasing companies on the basis of the financial method of accounting. Thus, upon consolidation, intercompany investments, account balances, income, expenses and unrealized income were eliminated from the financial statements and in the case of investments that are jointly controlled with other stockholders, assets, liabilities and income are included in the consolidated financial statements in proportion to the parent company's percentage ownership in the capital stock of each investee.
Premiums on the acquisition of investments in the associated companies are presented in deferred charges and minority interest in net income and stockholders' equity are disclosed separately.

152

Notes to the Financial Statements

These financial statments include those of Banco Bradesco S.A., its subsidiaries, including its foreign branches, and its indirect subsidiaries.

	Activity	Investment	
		2002	2001
Financial sector			
Banco Baneb S.A. (16)	Banking	99.97%	99.96%
Banco BCN S.A. (1) (16)	Banking	100.00%	100.00%
Banco BCN Leasing Arrendamento Mercantil S.A.(16)	Leasing	99.93%	99.93%
Banco Boavista Interatlântico S.A. (16)	Banking	100.00%	100.00%
Banco das Nações (16)	Banking	100.00%	100.00%
Banco de Crédito Real de Minas Gerais S.A. (2) (16)	Banking	99.99%	99.99%
Banco Finasa de Investimento S.A. (3) (16)	Banking	77,35%	-
Banco BEA S.A. (3) (4) (16)	Banking	88.68%	-
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	99.99%	99.99%
Bradesco Securities Inc.	Brokerage	100.00%	100.00%
BRAM – Bradesco Asset Management Ltda. and its subsidiary (5)	Asset management	99.99%	50.10%
Cia. Brasileira de Meios de Pagamento – VISANET (6)	Credit cards	38.97%	38.97%
Continental Banco S.A.	Banking	100.00%	100.00%
Finasa Leasing Arrendamento Mercantil S.A. (3) (16)	Leasing	79.72%	-
Financial Institutions Abroach			
Banco Bradesco Argentina S.A. (16)	Banking	99.99%	99.99%
Bradesco New York	Banking	100.00%	100.00%
Bradesco Grand Cayman	Banking	100.00%	100.00%
BCN Grand Cayman (16)	Banking	100.00%	100.00%
Boavista Grand Cayman (16)	Banking	100.00%	100.00%
Mercantil New York (3) (16)	Banking	79.73%	-
Mercantil Londres (3) (16)	Banking	79.73%	-
Mercantil Internacional (3) (16)	Banking	79.73%	-
Mercantil Grand Cayman (3) (16)	Banking	79.73%	-
Insurance, private pensions plans and special savings sector			
Atlântica Bradesco Seguros S.A. (7)	Insurance	-	97.80%
Atlântica Capitalização S.A. (8) (16)	Special Savings	99.81%	99.81%
Áurea Seguros S.A. (6) (16)	Insurance	27.41%	27.45%
BCN Seguradora S.A. (9)	Insurance	-	98.37%
Bradesco Argentina de Seguros S.A. (16)	Insurance	99.43%	99.58%
Bradesco Capitalização S.A. (16)	Special Savings	99.66%	99.80%
Bradesco Saúde S.A. (16)	Insurance	99.66%	99.81%
Bradesco Seguros S.A. (16)	Insurance	99.66%	99.81%
Bradesco Vida e Previdência S.A. (10) (16)	Pension plans and Insurance	99.66%	99.80%
Finasa Seguradora S.A. (3)	Insurance	72.83%	-
Indiana Seguros S.A. (16)	Insurance	39.86%	39.92%
Novo Hamburgo Cia. de Seguros Gerais and subsidiaries (11)	Insurance	-	84.40%
Prudential – Bradesco Seguros S.A. (16)	Insurance	48.19%	48.25%
Seguradora Brasileira de Crédito à Exportação S.A. (6) (16)	Insurance	12.05%	13.72%
União Novo Hamburgo Seguros S.A. (12) (13) (16)	Insurance	91.09%	79.89%
Other activities			
ABS Empreendimentos Imobiliários, Participações e Serviços S.A. (16)	Real estate	99.09%	99.24%
Aircom Serviços de Radiocomunicação S.A. (6)	Telecommunications	33.33%	33.33%
Bradescor Corretora de Seguros Ltda.	Brokerage	99.99%	99.99%
Cibrasec Companhia Brasileira de Securitização (6)	Services	10.00%	10.00%
CPM Holding Ltd. and subsidiary (6)	Holding/services	49.00%	49.00%
Latasa S.A. and subsidiaries (6) (14)	Metal products	39.12%	39.04%
Pevê Prédios S.A. (3) (16)	Holding	70.19%	-
Scopus Tecnologia S.A. (15) (16)	Information tech.	99.99%	25.00%
Serasa - Centralização de Serviços dos Bancos S.A. (6)	Services	16.61%	16.61%
Smart Club do Brasil Ltda. (6)	Services	20.00%	20.00%
União de Comércio e Participações Ltda. (16)	Holding	99.99%	99.99%

(1) New name of Banco de Crédito Nacional S.A.; (2) The company became a subsidiary of Banco BCN S.A. as from March 2001; (3) Company acquired in the 1st Quarter of 2002; (4) New name of banco do Estado do Amazonas S.A. - BEA; (5) Bradesco Administradora de Fundos e Carteira de Investimentos Ltda. incorporated BRAM – Bradesco Asset Management Ltda. in December 2001 and changes its name to BRAM – Bradesco Asset Management Ltda. (6) Companies proportionally consolidated, in accordance with Resolution 2723 of CMN (National Monetary Council) and CVM Instruction 247; (7) Atlântica Bradesco Seguros S.A. was merged into Bradesco Seguros S.A. in June 2001; (8) New name of BCN Capitalização S.A.; (9) BCN Seguradora S.A. was merged into Bradesco Seguros S.A. in November 2001; (10) New name of Bradesco Previdência e Seguros S.A.; (11) Novo Hamburgo Cia. de Seguros Gerais, was merged by Cia. União de Seguros Gerais in October 2001; (12) New name of Cia. União de Seguros Gerais; (13) Increase in the ownership interest through the merger of Novo Hamburgo Companhia de Seguros Gerais; (14) New name of Latasa – Latas de Alumínio S.A.; (15) Increase in the ownership interest throught acquisition of stocks on February 27, 2002. (16) Companies audited in 2001 by other independent auditor.

153

Notes to the Financial Statements

f) On the first quarter of 2002, Bradesco acquired the control of Banco BEA S.A. (new name of Banco do Estado do Amazonas), through the privatization process and of Banco Mercantil de São Paulo and its subsidiary. This process was approved by Central Bank of Brazil on March 25, 2002.

The main balances of the balance sheets of these companies as of March 31, 2002 are as follows. The results of these balance do not produce significant effects.

	March 31, 2002 - In thousands of reais	
	Banco Mercantil de São Paulo S.A. and subsidiaries (1)	Banco BEA S.A.
ASSETS		
Current and Long-term assets	6,792,954	696,726
Cash and cash equivalents	72,152	11,211
Interbank investments	829,557	114,328
Securities	875,188	303,627
Short-term Interbank accounts	380,089	51,078
Credit and leasing operations	3,252,357	197,152
Other receivables and other assets	1,383,611	19,330
Permanent assets	804,853	14,579
- Investments	142,502	-
- Fixed Assets	415,165	14,579
- Deferred	247,186	-
Total	7,597,807	711,305
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current and Long-term liabilities	6,799,193	573,670
Demand, time and interbank deposits	3,690,163	246,662
Savings deposits	534,739	37,288
Money market repurchase commitments and debt securities	1,285,927	233,073
Interbank accounts	697,192	11,894
Borrowings and onlendings	9	13
Other liabilities	591,163	44,740
Deferred income	1,201	-
Minority interests	52,633	-
Stockholders' equity	744,780	137,635
Total	7,597,807	711,305

(1) Includes the balance of Companhia Finasa Securitizadora de Crédito Financeiros.

Notes to the Financial Statements

g) The Consolidated Balance Sheet and Statement of Income, opened by business segment, are shown below in accordance with the Accounting Plan for National Financial Institutions (COSIF).

BALANCE SHEET BY BUSINESS SEGMENT

	Financial(1) (6)		Insurance (6)		Private Pension	Special Savings	Other		R$ thousend Total
	Domestic	Foreign (3)	Domestic	Foreign (3)	Plan	(6)	Activities (6)	Elimintions (2)	Consolidated
ASSETS									
Current	72,541,753	7,869,720	2,025,269	41,206	10,068,223	1,227,079	1,034,617	(4,694,781)	90,113,086
Cash and cash equivalents	1,823,469	153,019	21,047	13,071	18,780	1,498	12,941	(105,532)	1,938,293
Interbank investments	3,368,870	1,938,107	11,725	-	16,475	-	626	(40,801)	5,295,002
Securities	18,970,641	952,761	1,022,593	23,202	9,687,049	1,188,921	297,173	(590,243)	31,552,097
Interbank accounts	5,550,483	7,396	-	-	-	-	-	(827)	5,557,052
Credit and leasing operations	26,609,124	4,794,821	-	-	-	-	-	(3,158,915)	28,245,030
Other receivables and other assets	16,219,166	23,616	969,904	4,933	345,919	36,660	723,877	(798,463)	17,525,612
Long-term assets	16,146,631	3,495,356	1,240,710	244	2,904,734	356,111	234,325	(1,360,485)	23,017,626
Interbank investments	148,866	-	-	-	-	-	-	-	148,866
Securities	1,674,244	2,169,270	764,550	-	2,872,450	310,632	96,631	(1,071,247)	6,816,530
Interbank accounts	271,701	-	-	-	-	-	-	-	271,701
Credit and leasing operations	10,876,045	1,292,784	-	-	-	-	-	(284,897)	11,883,932
Other receivables and other assets	3,175,775	33,302	476,160	244	32,284	45,479	137,694	(4,341)	3,896,597
Permanent assets	9,021,918	10,575	1,702,043	1,736	301,370	305,059	915,259	(6,164,247)	6,093,713
Investments	4,842,765	126	1,529,159	-	152,751	286,815	200,077	(6,105,966)	905,727
Fixed and leased assets	1,965,124	9,609	150,369	331	112,721	18,244	632,830	-	2,889,228
Deferred charges	2,214,029	840	22,515	1,405	35,898	-	82,352	(58,281)	2,298,758
Total	97,710,302	11,375,651	4,968,022	43,186	13,274,327	1,888,249	2,184,201	(12,219,513)	119,224,425
LIABILITIES AND STOCKHOLDERS' EQUITY									
Current	72,667,532	7,961,704	1,633,817	13,636	496,442	171,204	414,401	(4,584,659)	78,774,077
Deposits	37,304,142	2,974,899	-	-	-	-	-	(282,287)	39,996,754
Money market repurchase commitments	13,218,322	181	-	-	-	-	-	(5,510)	13,212,993
Debt securities	3,277,647	1,395,867	-	-	-	-	16,320	(594,128)	4,095,706
Interbank account	164,134	5,774	-	-	-	-	-	(828)	169,080
Borrowings and onlendings	8,879,527	3,550,767	-	-	-	-	98,517	(3,005,966)	9,522,845
Other liabilities	9,823,760	34,216	1,633,817	13,636	496,442	171,204	299,564	(695,940)	11,776,699
Long-term liabilities	15,828,730	1,505,746	364,658	-	208,180	141,813	192,607	(1,505,626)	16,736,108
Deposits	5,780,783	175,147	-	-	-	-	-	(18,475)	5,937,455
Money market repurchase commitments	9,893	-	-	-	-	-	-	(7,032)	2,861
Debt securities	1,566,044	261,575	-	-	-	-	47,608	(1,128,776)	746,451
Borrowings and onlendings	4,427,699	725,754	86	-	-	-	67,286	(29,074)	5,191,751
Other liabilities	4,044,311	343,270	364,572	-	208,180	141,813	77,713	(322,269)	4,857,590
Technical reserves for insurance, private pension plans and special Savings	-	-	782,515	334	11,453,510	1,195,543	-	-	13,431,902
Deferred income	8,511	-	-	-	-	-	539	-	9,050
Minority interests	(720,169)	1,908,201	2,187,032	29,216	1,116,195	379,689	1,576,654	(6,129,228)	347,590
Stockholders' equity	9,925,698	-	-	-	-	-	-	-	9,925,698
Total	97,710,302	11,375,651	4,968,022	43,186	13,274,327	1,888,249	2,184,201	(12,219,513)	119,224,425

Notes to the Financial Statements

STATEMENT OF INCOME BY BUSINESS SEGMENT

	Financial(1) (6)		Insurance (6)		Private Pension Plan	Special Savings (6)	Other Activities (6)	Elimintions (2)	R$ thousand Total Consolidated
	Domestic	Foreign (3)	Domestic	Foreign (3)					
Income from financial intermediation	4,205,098	(156,818)	82,515	(4,474)	466,869	56,460	2,020	(134,344)	4,517,326
Credit operations	2,574,409	(89,718)	-	-	-	-	-	(48,869)	2,435,822
Leasing operationsl	155,729	-	-	-	-	-	-	(65,320)	90,409
Securities	1,109,350	(87,187)	82,515	(4,474)	469,869	56,460	2,020	(24,557)	1,600,996
Foreign exchange transactions	305,055	20,087	-	-	-	-	-	4,402	329,544
Compulsory deposits	60,555	-	-	-	-	-	-	-	60,555
Expenses from financial intermediation	2,819,630	(201,330)	-	-	-	-	120	(134,223)	2,484,197
Deposits and money market funds	1,659,255	(96,826)	-	-	-	-	-	(43,494)	1,518,935
Borrowings and onlendings	457,693	(102,770)	-	-	-	-	-	(25,454)	329,469
Leasing operations	68,389	-	-	-	-	-	-	(65,275)	3,114
Allowance for loan losses	634,293	(1,734)	-	-	-	-	120	-	632,679
Gross profit from Financial Intermediation	1,385,468	44,512	82,515	(4,474)	466,869	56,460	1,900	(121)	2,033,129
Other operating income (expenses)	(1,052,517)	(18,297)	(22,483)	2,525	(302,499)	(8,625)	16,802	491	(1,384,603)
Commissions and fees	793,773	1,177	-	-	16,842	-	102,687	(53,911)	860,568
Insurance Premiums, private pension plans and special savings	-	-	906,789	780	849,916	192,059	-	-	1,949,544
Variance in technical provision for insurance, private pension and special savings	-	-	35,757	57	(573,938)	976	-	-	(537,148)
Claims – Insurance operations	-	-	(741,243)	(764)	(119,624)	-	-	-	(861,631)
Matured Special Savings	-	-	-	-	-	(181,982)	-	-	(181,982)
Insurance and private pension plans selling expenses	-	-	(85,827)	(707)	(75,129)	-	-	1,494	(160,169)
Expenses with private pension plans benefits	-	-	-	-	(349,295)	-	-	-	(349,295)
Personal expenses	(746,410)	(3,177)	(55,391)	(47)	(15,553)	(3,666)	(32,332)	-	(856,576)
Administrative expenses	(763,895)	(7,298)	(67,673)	(585)	(28,345)	(10,298)	(22,964)	57,397	(843,661)
Tax incomes	(155,854)	(32)	(18,081)	(133)	(10,422)	(1,669)	(17,879)	-	(204,070)
Results on investments in associated companies	-	-	2,082	-	-	-	158	-	2,240
Other operating income	158,357	1,973	42,602	(6,975)	9,068	506	54,160	(5,379)	254,312
Other operating expenses	(338,488)	(10,940)	(41,498)	10,899	(6,019)	(4,551)	(67,028)	890	(456,735)
Operating results	332,951	26,215	60,032	(1,949)	164,370	47,835	18,702	370	648,526
Non-operating results	(29,124)	5,241	(2,595)	-	(3,134)	100	555	(370)	(29,327)
Income before taxes and profit sharing	303,827	31,456	57,437	(1,949)	161,236	47,935	19,257	-	619,199
Income tax and social contribution	(67,949)	(1,342)	(25,029)	(9)	(53,529)	(15,929)	(2,075)	-	(165,862)
Employee profit sharing	(26,886)	-	(2,982)	-	(228)	-	(1,330)	-	(31,426)
Minority interests	(1,303)	-	(1,028)	-	-	-	5,626	-	3,295
Net income	207,689	30,114	28,398	(1,958)	107,479	32,006	21,478	-	425,206

(1) The Financial segment as represented by financial institutions, holding companies that basically manage financial resources and asset management companies;
(2) Represent the elimination between companies of different segments;
(3) Includes the exchange losses in the branches abroad.
(4) Permanent investments are presented net of exceeding provision in the amount of R$ 63,550 thousand.
(5) The investments and results of investments in associated companies are allocated to the segments to wich they belong.
(6) Income and expenses between companies of the same segment are being eliminated from account balances.

Notes to the Financial Statements

h) The main accounts of balance sheet disclosure by currency, are presented below:

March 31, 2002 - R$ thousand

	Balance	Currency	
ASSETS	Sheet	Local	Foreign
Cash and cash equivalents	1,938,293	1,167,069	771,224
Interbank investments	5,443,868	3,453,553	1,990,315
Money market	3,099,979	2,613,419	486,560
Interbank deposits	2,343,889	840,134	1,503,755
Securities	38,368,627	27,508,269	10,860,358
Interbank and interdepartmental accounts	6,145,486	6,138,090	7,396
Credit and leasing operations	40,128,962	32,616,566	7,512,396
Other assets	21,105,476	13,556,852	7,548,624
Foreign exchange portfolio	9,521,459	2,080,642	7,440,817
Other	11,584,017	11,476,210	107,807
Permanent assets	6,093,713	6,081,402	12,311
- Investments	905,727	905,601	126
- Fixed and leased assets	2,889,228	2,879,288	9,940
- Deferred charges	2,298,758	2,296,513	2,245
Total in March 31, 2002	119,224,425	90,521,801	28,702,624
Total in March 31, 2001	96,902,152	73,850,954	23,051,198
Derivatives - Call position			
Future	-	-	2,033,521
Swap	-	-	552,244
Options	-	-	64,158
Total Derivatives in March 31, 2002	-	-	2,649,923
Total Derivatives in March 31, 2001	-	-	2,534,784
Total Adjusted Assets in March 31, 2002	-	-	31,352,547
Total Adjusted Assets in March 31, 2001	-	-	25,585,982
LIABILITIES			
Deposits	45,934,209	42,933,322	3,000,887
Demand Deposits	8,126,132	8,053,393	72,739
Savings Deposits	18,336,706	18,336,695	11
Interbank Deposits	85,998	85,998	-
Time Deposits	19,385,373	16,457,236	2,928,137
Money market repurchase commitments	13,215,854	13,215,673	181
Debt securities	4,842,157	1,042,298	3,799,859
Interbank and interdepartmental accounts	673,023	376,451	296,572
Borrowings	8,675,816	17,915	8,657,901
Onlendings	6,038,780	5,120,200	918,580
Other liabilities	16,130,346	13,554,029	2,576,317
Foreign exchange portfolio	4,215,450	2,069,341	2,146,109
Subordinated debt	1,509,267	1,156,259	353,008
Other	10,405,629	10,328,429	77,200
Technical reserve for insurance, private pension plans and special savings	13,431,902	13,431,568	334
Deferred income	9,050	9,050	-
Minority interests	347,590	347,590	-
Stockholders' equity	9,925,698	9,925,698	-
Capital stock and reserves	9,500,492	9,500,492	-
Net income for the year	425,206	425,206	-
Total in March 31, 2002	119,224,425	99,973,794	19,250,631
Total in March 31, 2001	96,902,152	81,951,144	14,951,008
Derivatives - Put position			
Future	-	-	5,305,025
Swap	-	-	4,457,620
Total Derivatives in March 31, 2002	-	-	9,762,645
Total Derivatives in March 31, 2001	-	-	9,572,866
Total Adjusted Liabilities in March 31, 2002	-	-	29,013,276
Total Adjusted Liabilities in March 31, 2001	-	-	24,523,874
Net Foreign Exchange Position in March 31, 2002 (1)	-	-	2,339,271
Investment abroad	-	-	1,836,957
Other	-	-	502,314
Net Foreign Exchange Position in March 31, 2001	-	-	1,062,108

(1) Recognizes the foreign exchange exposure of Banco Mercantil de São Paulo in the sum of R$ 443,761 thousand.

Note: Excluding derivative operations maturing in D+1, to be settled in the currency of March 28, 2002.

Notes to the Financial Statements

3. INTERBANK INVESTMENTS

Interbank investments are stated at acquisition cost, plus accrued income, net of a provision to adjust to estimated realizable value and presented below together with their days to maturity. Below we present the heading Interbank Investments and their respective maturities:

R$ thousand

	From 1 to 30 days	From 31 to 180 days	From 181 to 360 days	Over 360 days	Total
Money market:					
Own portfolio position	569,407	-	-	-	569,407
Third-party portfolio position	2,320,124	119,069	91,379	-	2,530,572
• Treasury Bills	1,595,813	-	-	-	1,595,813
• Financial Treasury Bills	382,715	-	-	-	382,715
• Central Bank Notes	-	119,069	91,379	-	210,448
• Treasury Notes	341,596	-	-	-	341,596
Total	2,889,531	119,069	91,379	-	3,099,979
Interbank deposits:					
• Interbank deposits	1,770,019	221,961	203,534	149,549	2,345,063
• Valuation allowance	-	(144)	(347)	(683)	(1,174)
Total	1,770,019	221,817	203,187	148,866	2,343,889
Total in March 31, 2002	4,659,550	340,886	294,566	148,866	5,443,868
%	85.6	6.3	5.4	2.7	100.0
Total in March 31, 2001	695,943	184,984	101,826	135,324	1,118,077
%	62.2	16.6	9.1	12.1	100.0

Notes to the Financial Statements

4. SECURITIES

Securities are stated at acquisition cost, plus accrued income, net of a provision to adjust to estimated value and presented below together with their days to maturity:

a) Total portfolio and days to maturity:

R$ thousand

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total
Own potfolio	19,400,453	1,818,009	1,243,174	5,737,182	28,198,818
Fixed income securities	17,457,154	1,818,009	1,243,174	5,737,182	26,255,519
• Financial Treasury Bills	9,985,928	91,671	43,297	1,981,352	12,102,248
• Treasury Bills	1,821,565	24,805	126,937	-	1,973,307
• Mortgage backed securities	249,596	1,066,048	558,017	10,601	1,884,262
• Treasury Notes	1,582,788	64,299	67,905	1,932,934	3,647,926
• Time deposits	1,382,791	47,783	64,248	2,056	1,496,878
• Debentures	722,785	19,378	13,272	230,630	986,065
• Central Bank Notes	1,349,671	287,985	188,618	94,822	1,921,096
• Fixed Rate Euronotes	3,596	42,204	148,433	59,570	253,803
• Euronotes	41,938	9,839	490	2,701	54,968
• Brazilian foreign debt notes	91,499	122,477	15,522	1,039,670	1,269,168
• State and municipal government securities	129,184	-	-	28,812	157,996
• Others	95,813	41,520	16,435	354,034	507,802
Equity securities	1,943,299	-	-	-	1,943,299
• Stock of listed companies (Technical Reserve)	1,357,095	-	-	-	1,357,095
• Stock and quotas (others)	586,204	-	-	-	586,204
Subject to commitments	3,019,090	3,279,632	3,426,500	1,302,936	11,028,158
Repurchase and sale agreements	2,820,943	2,698,750	1,967,049	470,125	7,956,867
• Financial Treasury Bills	97,472	8,458	10,552	308,113	424,595
• Treasury Notes	372,780	611,904	295,809	-	1,280,493
• Treasury Bills	523,277	728,618	736,984	-	1,988,879
• Bank Deposit Certificates	135,885	-	-	-	135,885
• Debentures	-	-	48,534	161,295	209,829
• Central Bank Notes	1,691,138	1,339,446	875,170	717	3,906,471
• Brazilian Foreign Debt Notes	391	10,324	-	-	10,715
Pledged as guarantees	15,642	260,348	29,865	290,510	596,365
• Financial Treasury Bills	10,827	-	-	7,830	18,657
• Treasury Notes	521	33,684	-	-	34,205
• Central Bank Notes	4,294	226,664	29,865	282,680	543,503
Central Bank of Brazil	57,349	319,233	1,428,826	509,044	2,314,452
• Financial Treasury Bills	19,594	7,039	16,259	114,744	157,636
• Treasury Notes	-	209,483	-	16,552	226,035
• Treasury Bills	-	54,973	575,299	-	630,272
• Central Bank Notes	37,755	47,738	837,268	377,748	1,300,509
Privatization securities	-	1,301	760	33,257	35,318
Securities clearing accounts	125,156	-	-	-	125,156
• Financed assets and commodities	125,156	-	-	-	125,156
Total	22,419,543	5,097,641	4,669,674	7,040,118	39,226,976
%	57.2	13.0	11.9	17.9	100.0
Valuation Allowance	-	-	-	-	(858,349)
• Minimum required provision	-	-	-	-	(390,349)
• Exceeding provision	-	-	-	-	(468,000)
Total at March 31, 2002	-	-	-	-	38,368,627
Total at March 31, 2001	-	-	-	-	33,993,668

159

Notes to the Financial Statements

b) Movement on valuation allowance:

	R$ thousand
Balance at December 31, 2000	670,866
Recorded during the period	138,008
Write offs	(6,079)
Balance at March 31, 2001	802,795
• Minimum Required Provision	427,554
• Exceeding provision (2)	375,241
Balance at December 31, 2001	740,433
Recorded during the period	12,855
Balance derived from acquired institutions (1)	105,061
Balance at March 31, 2002	858,349
• Minimum required provision	390,349
• Exceeding provision (2)	468,000

(1) Represented by Banco Mercantil de São Paulo.

(2) Additional provision for market risk coverage.

5. CREDIT OPERATIONS

a) Composition of portfolios and maturity dates:

R$ thousand

	Performing									
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total as of March 31, 2002(A)	%	Total as of March, 31 2001 (A)	%
Discounted trade receivables and loans	6,158,512	3,562,066	2,437,424	2,747,735	2,127,285	2,984,697	20,017,719	41.9	16,020,904	40.2
Financing	1.135.179	1,139,146	861,725	1,934,873	2,949,382	6,407,472	14,427,777	30.1	12,769,410	32.0
Rural and Agribusiness financing	116,837	135,602	97,635	317,973	302,909	1,901,559	2,872,515	6.0	2,797,355	7.0
Infrastructure and Development financing	–	–	–	–	–	-	-	-	42	-
Subtotal	7,410,528	4,836,814	3,396,784	5,000,581	5,379,576	11,293,728	37,318,011	78.0	31,587,711	79.2
Leasing operations (1)	211,472	87,345	82,655	229,677	347,012	624,132	1,582,293	3.3	1,813,677	4.5
Foreign exchange advances (2)	1,451,070	705,915	616,405	1,631,161	973,147	–	5,377,698	11.2	3,905,243	9.8
Foreign currency advanced granted	116,140	-	-	-	-	-	116,140	0.2	-	-
Subtotal	9,189,210	5,630,074	4,095,844	6,861,419	6,699,735	11,917,860	44,394,142	92.7	37,306,631	93.5
Other credits (3)	204,709	24,714	17,845	50,113	55,818	128,655	481,854	1.0	357,470	0.9
Total credit operations	9,393,919	5,654,788	4,113,689	6,911,532	6,755,553	12,046,515	44,875,996	93.7	37,664,101	94.4
Sureties and guaranties (4)	2,098,492	38,227	173,805	39,169	85,343	582,849	3,017,885	6.3	2,232,348	5.6
Total	11,492,411	5,693,015	4,287,494	6,950,701	6,840,896	12,629,364	47,893,881	100.0	39,896,449	100.0

R$ thousand

	Past due Loans								
	Installments Past-Due								
	From 1 to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 720 days	Total as of March 31, 2002 (B)	%	Total as of March 31, 2001 (B)	%
Discounted trade receivables loans	255,708	230,214	293,071	377,022	444,341	1,600,356	75.4	1,146,512	74.8
Financing	91,391	73,890	34,017	61,986	64,957	326,241	15.4	170,807	11.1
Rural and Agribusiness financing	3,618	4,972	4,255	8,609	32,008	53,462	2.5	83,836	5.5
Infrastructure and Development financing	–	–	–	–	–	–	–	–	-
Subtotal	350,717	309,076	331,343	447,617	541,306	1,980,059	93.3	1,401,155	91.4
Leasing operations (1)	14,615	7,581	4,221	9,084	9,719	45,220	2.1	45,695	3.0
Foreign exchange advances (2)	35,079	15,113	2,460	7,560	784	60,996	2.9	37,040	2.4
Foiregn currency advances garanted	-	-	-	-	-	-	-	-	-
Subtotal	400,411	331,770	338,024	464,261	551,809	2,086,275	98.3	1,483,890	96.8
Other credits (3)	1,506	2,233	1,184	2,867	9,933	17,723	0.8	25,620	1.7
Total credit operations	401,917	334,003	339,208	467,128	561,742	2,103,998	99.1	1,509,510	98.5
Sureties and guaranties (4)	4,632	637	944	1,077	11,567	18,857	0.9	22,634	1.5
Total	406,549	334,640	340,152	468,205	573,309	2,122,855	100.0	1,532,144	100.0

Notes to the Financial Statements

R$ thousand

	Past due Loans Future Installments From 1 to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total as of March 31, 2002(C)	%	Total as of March 31, 2001 (C)	%	Total As of March 31, 2002 (A+B+C)	%	As of March 31, 2001 (A+B+C)	%
Discounted trade receivables loans	121,605	95,993	77,116	194,658	239,585	329,039	1,057,996	41.2	753,237	38.4	22,676,071	43.1	17,920,653	41.3
Financing	72,306	69,162	64,804	182,055	308,135	576,097	1,272,559	49.6	969,808	49.5	16,026,577	30.5	13,910,025	32.1
Rural and Agribusiness financing	277	1,159	1,127	3,031	2,692	13,972	22,258	0.9	29,771	1.5	2,948,235	5.6	2,910,962	6.7
Infrastructure and Development financing	--	-	-	-	-	-	-	-	-	-	-	-	42	-
Subtotal	194,188	166,314	143,047	379,744	550,412	919,108	2,352,813	91.7	1,752,816	89.4	41,650,883	79.2	34,741,682	80.1
Leasing operations (1)	11,772	9,742	9,115	26,074	46,116	62,014	164,833	6.4	182,857	9.3	1,792,346	3.4	2,042,229	4.7
Foreign exchange advances (2)	-	-	-	-	-	-	-	-	7,111	0.4	5,438,694	10.3	3,949,394	9.1
Foreign currency advances granted	-	-	-	-	-	-	-	-	-	-	116,140	0.2	-	-
Subtotal	205,960	176,056	152,162	405,818	596,528	981,122	2,517,646	98.1	1,942,784	99.1	48,998,063	93.1	40,733,305	93.9
Other credits (3)	472	424	414	1,437	1,600	44,281	48,628	1.9	17,236	0.9	548,205	1.0	400,326	0.9
Total credit operations	206,432	176,480	152,576	407,255	598,128	1,025,403	2,566,274	100.0	1,960,020	100.0	49,546,268	94.1	41,133,631	94.8
Sureties and guaranties (4)	-	-	-	-	-	-	-	-	-	-	3,036,742	5.9	2,254,982	5.2
Total	206,432	176,480	152,576	407,255	598,128	1,025,403	2,566,274	100.0	1,960,020	100.0	52,583,010	100.0	43,388,613	100.0

(1) Leasing operations include R$ 27,293 thousand (March 31, 2001 – 3,608 thousand) in operating leases which are presented in the financial statements under the heading for leased assets;
(2) Advances on foreign exchange contracts and foreign currency advances granted are recorded as a discount to Other liabilities;
(3) Other credits comprise credits on sureties and guaranties honored, debtors from the purchase of assets, credit instruments receivable, income receivable on foreign exchange contracts and credits from export contracts;
(4) Recorded in memorandum accounts.
(5) The credit operations of the institutions acquired in the 1st quarter of 2002 are stated below.

As of March 31, 2002 – R$ thousand

	Banco Mercantil de São Paulo S.A. and subsidiaries	Banco BEA S.A.	Carteira do Banco Ford
Assets			
Credit operations	3,270,489	203,527	684,130
Leasing operations	171,896	-	-
Other credits	223,160	1,915	-
Advances Foreign exchange contracts	393,477	-	-
Total	4,059,022	205,442	684,130
Performing	3,668,794	196,997	555,599
Non-performing	390,228	8,445	128,531

b) Concentration of credit and leasing operations, advances on foreign exchange contracts and other credits are presented below:

	As of March 31 – R$ thousand 2002	2001
Largest borrower	799,459	515,854
Percentage of total credit operation portfolio	1.6%	1.3%
20 largest borrowers	6,732,952	5,775,573
Percentage of total credit operation portfolio	13.6%	14.0%

Notes to the Financial Statements

c) Total portfolio composition by activity sector:

	As of March 31 - R$ thousand			
	2002	%	2001	%
PUBLIC SECTOR:	202,111	0.4	310,525	0.8
FEDERAL	201,899	0.4	310,483	0.8
Petrochemical	201,899	0.4	310,483	0.8
MUNICIPAL	212	-	42	-
Direct administration	212	-	42	-
PRIVATE SECTOR	49,344,157	99.6	40,823,106	99.2
MANUFACTURING	15,466,961	31.2	12,936,073	31.4
Food and Beverage	3,108,118	6.3	2,586,984	6.3
Steel, Metallurgical and Mechanical	3,423,304	6.9	2,256,897	5.5
Chemical	1,897,737	3.8	1,711,767	4.2
Light and heavy vehicles	711,633	1.4	771,717	1.9
Paper and pulp	859,045	1.7	641,016	1.5
Textile and clothing	620,665	1.3	608,836	1.5
Electro-electronics	633,153	1.3	518,939	1.3
Publishing, printing and reproduction	614,233	1.2	565,178	1.4
Rubber and plastic articles	476,204	1.0	388,002	0.9
Non-metallic materials	501,250	1.0	192,267	0.5
Furniture and wood products	382,179	0.8	391,376	0.9
Extraction of metallic and non-metallic ores	898,443	1.8	635,164	1.5
Oil refining and production of alcohol	286,640	0.6	352,613	0.9
Leather articles	216,953	0.4	175,454	0.4
Automotive parts and accessories	261,281	0.5	262,399	0.6
Other industries	576,123	1.2	877,464	2.1
COMMERCE	7,491,335	15.1	5,692,117	13.8
Specialty store products	1,476,555	3.0	1,301,676	3.2
Food, beverages and tobacco products	804,917	1.6	996,624	2.4
General merchandise wholesalers	401,308	0.8	362,304	0.9
Vehicles	426,274	0.9	437,248	1.1
Non-specialized retailers	368,226	0.7	362,912	0.9
Waste material and scrap	159,514	0.3	379,679	0.9
Clothing and footwear	255,235	0.5	209,229	0.5
Repairs, parts and accessories or vehicles	200,016	0.4	256,566	0.6
Articles for personal and domestic use	216,121	0.4	212,069	0.5
Fuel	190,043	0.4	197,150	0.5
Commercial intermediary	169,514	0.3	211,612	0.5
Agricultural products	160,138	0.3	140,317	0.3
Other commerce	2,663,474	5.5	624,731	1.5
FINANCIAL INTERMEDIATION	808,235	1.6	451,057	1.1
SERVICES	10,417,756	21.1	9,204,080	22.4
Telecommunications	1,786,438	3.6	1,782,711	4.3
Transport and storage	1,558,557	3.2	1,683,019	4.1
Civil Construction	1,363,848	2.8	1,230,167	3.0
Real estate activities, rents and corporate services	1,000,003	2.1	879,065	2.1
Holdings, legal accounting and business accessory services	565,210	1.1	487,583	1.2
Production and distribution of electric power, gas and water	760,712	1.5	676,687	1.6
Social activities, education, health, defense and social security	404,906	0.8	374,120	0.9
Clubs, leisure, cultural and sports activities	303,586	0.6	240,844	0.6
Hotel and catering	226,876	0.5	188,596	0.5
Other services	2,447,620	4.9	1,661,288	4.1
AGRICULTURE, LIVESTOCK RAISING, FISHING, FOREST DEVELOPMENT AND MANAGEMENT	885,739	1.8	815,222	2.0
INDIVIDUALS	14,274,131	28.8	11,724,557	28.5
Total	49,546,268	100.0	41,133,631	100.0

162

Notes to the Financial Statements

d) The composition of the credit operation portfolio and of the allowance for loan losses distributed among the corresponding risk levels is presented below:

BRADESCO CONSOLIDATED — R$ thousand

RISK LEVEL	BALANCE OF PORTFOLIO — NON-PERFORMING — PAST DUE	NON-PERFORMING — FALLING DUE	PERFORMING	TOTAL	%	% ACCUMULATED
AA	–	–	15,397,181	15,397,181	31.1	31.1
A	–	–	17,480,467	17,480,467	35.2	66.3
B	171,611	468,255	3,519,991	4,159,857	8.4	74.7
C	272,284	662,990	6,722,389	7,657,663	15.5	90.2
D	185,642	394,119	786,134	1,365,895	2.8	93.0
E	173,734	187,127	174,787	535,648	1.1	94.1
F	157,374	153,474	85,260	396,108	0.8	94.9
G	151,152	137,867	277,614	566,633	1.1	96.0
H	992,201	562,442	432,173	1,986,816	4.0	100.0
Total as of March 31 2002	2,103,998	2,566,274	44,875,996	49,546,268	100.0	-
%	4.2	5.2	90.6	100.0		
Total as of March 31 2001	1,509,510	1,960,020	37,664,101	41,133,631	100.0	-
%	3.6	4.8	91.6	100.0		

BRADESCO CONSOLIDATED — R$ thousand

RISK LEVEL	MINIMUM PROVISION REQUIREMENT — SPECIFIC — PAST DUE	SPECIFIC — FALLING DUE	GENERIC	TOTAL	ADDITIONAL PROVISION	EXISTING PROVISION	% (1)
AA	–	–	–	–	–	-	–
A	–	–	87,357	87,357	1,567	88,924	0.5
B	1,716	4,682	35,264	41,662	1,564	43,226	1.0
C	8,168	19,890	201,665	229,723	13,847	243,570	3.2
D	18,564	39,412	78,610	136,586	100,435	237,021	17.4
E	52,120	56,138	52,434	160,692	27,917	188,609	35.2
F	78,687	76,737	42,629	198,053	20,642	218,695	55.2
G	105,806	96,507	194,329	396,642	76,871	473,513	83.6
H	992,201	562,442	432,173	1,986,816	–	1,986,816	100.0
Total as of March 31, 2002	1,257,262	855,808	1,124,461	3,237,531	242,843	3,480,374	7.0
%	36.1	24.6	32.3	93.0	7.0	100.0	
Total as of March 31, 2001	905,250	624,425	964,567	2,494,242	98,296	2,592,538	6.3
%	34.9	24.1	37.2	96.2	3.8	100.0	

(1) Existing provision on the total portfolio, by risk level.

Notes to the Financial Statements

e) Movement on the allowance for loan losses:

	R$ thousand
Balance at December 31, 2000	2,507,203
Recorded during the period	414,047
Write offs	(328,712)
Balance at March 31, 2001	2,592,538
Specific provision (2)	1,529,675
Generic provision (3)	964,567
Additional provision (4)	98,296
Balance at December 31, 2001	2,941,297
Recorded during the period	632,679
Write offs	(423,408)
Balance derived from acquired institutions (1)	329,806
Balance at March 31, 2002	3,480,374
Specific provision (2)	2,113,070
Generic provision (3)	1,124,461
Additional provision (4)	242,843

(1) Represented by the companies: Banco Mercantil de São Paulo S.A. - R$ 323.110 thousand, Banco BEA S.A. - R$ 6.696 thousand (new name of Banco do Estado do Amazonas S.A.)

(2) For operations for which installments are more than 14 days overdue.

(3) Provision recorded due to classification of client or operation, and therefore do not fall within the previous heading.

(4) The additional provision has been recorded based on management experience and expected recoverability of the credit portfolio, such that the total provision is considered sufficient to cover specific and global credit risks, related to the provision calculated in accordance with the risk level classifications and the corresponding minimum provision requirements established by National Monetary Council Resolution 2682. The additional provision by client was classified in the above table based on risk levels.

f) Total renegotiated and recovered operations are presented below:

	R$ thousand January 1st to March 31, 2002
Total operations renegotiated in the period	487,199
Receipts and write-offs in the period	(457,031)
Total net amount renegotiated	30,168
Total recoveries in the period	87,626

Notes to the Financial Statements

6. FOREIGN EXCHANGE PORTFOLIO

	March 31 - R$ thousand	
	2002	2001
ASSETS - OTHER RECEIVABLES		
Exchange purchases sending settlement	7,308,589	5,510,406
Exchange and term documents in foreign currencies	36,153	52,088
Exchange sale receivables	2,273,907	1,102,007
(-) Local currency advances received	(193,047)	(95,822)
Income receivable on advances granted	95,857	89,555
Others	–	6,546
Total	9,521,459	6,664,780
LIABILITIES - OTHER LIABILITIES		
Exchange sold sending settlement	2,257,450	1,107,271
Exchange purchase payables	7,508,488	5,100,457
(-) Foreign exchange advances	(5,438,694)	(3,949,394)
(-) Foreign currency advances granted	(116,140)	–
Others	4,346	5,434
Total	4,215,450	2,263,768
MEMORANDUM ACCOUNTS		
Open import credits	84,371	160,483

7. OTHER RECEIVABLES

a) Income receivables include dividends, interest on own capital and bonuses receivable of R$ 21,897 thousand (March 31, 2001 - R$ 666

	March 31 - R$ thousand	
	CURRENT AND LONG TERM	
	2002	2001
Deposits in guarantee	1,302,190	1,117,058
Deferred tax credits (Note 24c)	3,565,657	3,015,253
Sundry receivables	906,761	741,996
Social contribution to compensate	974,431	990,521
Payments to be reimbursed	384,076	518,310
Credit instruments receivable	362,244	214,446
Prepaid taxes	851,467	787,953
Receivables on purchase of assets	232,290	222,642
Other	40,385	35,861
Total	8,619,501	7,644,040

165

Notes to the Financial Statements

8. INVESTMENTS

a) The adjustments from evaluating investments using the net equity method were recorded to an income account, under the heading "Results from investments in subsidiary and associated companies", equivalent to R$ 2,240 thousand (March 31, 2001 - R$ (2,359) thousand);

b) Presented as follows:

Companies	Capital	Adjusted Stockholders' Equity	Number of stock/quotas (in thousands)			Investments in Capital	Adjusted Net Income (Loss)	Book Value Bradesco (Unconsolidated)	Adjustments from evaluation (22)	
			Common	Preferred	Quotas			3.31.2002	3.31.2002	3.31.2001
I - CONSOLIDATED										
A) Financial Area									**224,851**	**236,448**
BCN and Subsidiaries	600,000	1,336,460	41,604,654	20,456,646	-	100.000%	72,381	1,529,072	71,233	81,478
Banco BCN S.A. (1)(2)(3)									(11,488)	(297)
Banco das Nações S.A. (2)									2,536	1,970
Banco de Crédito Real de Minas Gerais S.A. (2) (4)									49,495	38,268
BCN Cons., Adm. de Bens, Serv. e Publ. Ltda. (2)									1,237	1,276
BCN Leasing – Arrendamento Mercantil S.A. (2)									14,748	5,744
Continental Banco S.A. (2)									11,165	8,668
Foreign branches - Exchange gains/losses (2)									344	19,507
Other subsidiaries									3,196	6,342
Other Financial									**153,618**	**154,970**
Banco Baneb S.A. (1) (2)	1,473,950	1,511,636	50,992,114	77,362,908	-	99.970%	33,297	1,602,252	33,276	28,063
Banco Boavista Interatlântico S.A. and subsidiaries (1) (2)	4,401,915	4,434,518	1,649,135	–	–	100.000%	110,369	4,821,880	110,268	(9,283)
Banco Bradesco Argentina S.A. (1) (2)	23,283	43,366	29,999	–	–	99.999%	19,905	43,366	19,905	(272)
Banco BEA S.A. (1) (2) (5) (6)	177,899	137,635	5,824,106	4,123,560	–	88.683%	5,695	186,866	5,051	–
Banco Mercantil de São Paulo and subsidiaries (1) (2) (7)	897,595	735,334	2,764,959	2,127,767	-	79.726%	–	1,324,127	–	–
BCR – Banco de Crédito Real S.A. (8)									–	2,810
Bradesco Leasing S.A. Arrendamento Mercantil (1) (2)	150,000	319,258	680	–	-	100.00%	12,445	378,375	12,445	10,190
Bradesco S.A. Corretora de Títulos e Valores Mobiliários (1) (2)	33,200	76,980	375,999	–	–	99.999%	3,007	76,979	3,335	3,145
Bradesco Securities Inc. (1) (2)	4,647	2,949	1	–	–	100.000%	(291)	2,949	(291)	(312)
BRAM – Bradesco Asset Management Ltda. and its subsidiaries (1) (2) (9)	39,271	36,860	–	–	39,271	99.999%	4,877	36,860	4,877	–
Cia. Brasileira de Meios de Pagamentos – VISANET (10)									9,944	13,530
Foreign branches and subsidiaries Exchange gains/losses (2)									(45,192)	107,099
B) Insurance area	1,155,000	2,279,377	625	-	-	99.660%	178,169	2,271,627	163,923	111,719
Bradesco Seguros S.A. (1) (2)									(3,230)	17,617
Atlântica Bradesco Seguros S.A. (11)									–	1,602
Atlântica Capitalização S.A. (2) (12)									172	1,158
BCN Seguradora S.A. (13)									–	2,467
Bradesco Argentina de Seguros S.A. (2)									18,198	(990)
Bradesco Capitalização S.A. (2)									31,829	21,122
Bradesco Saúde S.A. (2)									27,497	4,183
Bradesco Vida e Previdência S.A. (2) (14)									107,470	57,122
Novo Hamburgo Cia. de Seguros Gerais S.A. (15)									–	3,581
União Novo Hamburgo Seguros S.A. (2) (16)									884	644

Notes to the Financial Statements

Company	Capital	Adjusted Stockholders' Equity	Number of shares/quotas (in thousands)			Investment in Capital	Adjusted Net Income (Loss)	Book Value Bradesco (unconsolidated)	Adjustments from evaluation (19)	
			Common	Preferred	Quotas			3.31.2002	3.31.2002	3.31.2001
Foreign Subsidiaries - Exchange gains/losses in subsidiary abroad(2)									(19,988)	2,784
Other subsidiaries									1,091	429
C) Other areas									16,646	81,693
ABS Empreend. Imobiliários, Participações e Serviços S.A. (2)									9,683	15,221
BUS Holding S.A.									6,267	-
Latasa S.A. (10) (17)									14.335	14,200
Nova Paiol Participações S.A. (2) (18)									1.750	-
União de Comércio e Participações Ltda. (1) (2)	398,018	440,873	-	-	3,980	99.999%	17,675	440,869	(10,023)	23,983
Other subsidiaries								112.246	(5,366)	28,289
TOTAL CONSOLIDATED									405,420	429,860
II - UNCONSOLIDATED SUBSIDIARIES										
IRB Brasil Resseguros S.A. (10)									2,081	-
Tigre S.A. – Tubos e Conexões (10) (19)									1,176	2,313
UGB Participações S.A. (20)									(812)	(1,400)
BUS Holding S.A. (21)									-	(1.064)
Other subsidiaries									(205)	(2,208)
TOTAL UNCONSOLIDATED SUBSIDIARIES									2,240	(2,359)
TOTAL								12,827,468	407,660	427,501

(1) Direct subsidiary company; (2) Data for March 31, 2002; (3) New name of Banco de Crédito Nacional S.A.; (4) The company's control was assumed by Banco BCN S.A. as from March 2001; (5) Company acquired in January 2002; (6) New name of Banco do Estado do Amazonas S.A. – BEA; (7) Company acquired in March 2002 (includes indirect ownership though Dorus Empreendimentos e Participações Ltda.); (8) Company incorporated by Banco Baneb S.A., in March 2001; (9) Company incorporated in the 1st semester of 2001; (10) Data relating to Frebruary 28, 2002; (11) Atlântica Bradesco Seguros S.A., was merged by Bradesco Seguros S.A., in June 2001; (12) New company name of BCN Capitalização S.A.; (13) BCN Seguradora S.A., was merged into Bradesco Seguros S.A., in November 2001; (14) New company name of Bradesco Previdência e Seguros S.A.; (15) Novo Hamburgo Cia. de Seguros Gerais, was merged by Cia. União de Seguros Gerais in October 2001; (16) New name of Cia. União de Seguros Gerais; (17) New name of Latasa – Latas de Alumínio S.A.; (18) Company acquired in July 2001; (19) Nova denominação da Tigre Participações S.A; (20) Date relating to January 31, 2002; (21) The company began to be proportionately consolidated as March 2002, pursuant to Brazilian Monetary Council (CMN) Resolution 2.723 and Brazilian Securities Commission (CVM) Instruction 247; (22) Adjustment resulting from valuation, considers the results verified by the companies, as from the acquisition and includes asset variances of investees not resulting from net income, as well as adjustments due to the equalization of accounting principles, when applicable.

c) Premium on the purchase of investments, based on the future profitability, refers mainly to premiums on the purchase of BCN – R$ 192.612 thousand (March 31, 2001 – R$ 223.771 thousand), Credireal - R$ 70.449 thousand (March 31, 2001 – R$ 82.887 thousand), Baneb – R$ 91.070 thousand (March 31, 2001 – R$ 103.628 thousand), Boavista – R$ 387.362 thousand (March 31, 2001 – R$ 423.966 thousand), BEA R$ 64.808 thousand, Mercantil R$ 736.808 thousand respectively, and premiuns resulting from the increase of the investment in Bradesco Leasing S.A. Arrendamento Mercantil in the amount of R$ 59,117 thousand (March 31, 2001 – R$ 66,318 thousand). During the quarter, premium amortized totaled R$ 37.526 thousand (March 31, 2001 – R$ 40.038 thousand). The residual average time for the amortization of the premium is approximately 9 years. Tax credits on the amortization of the premium on investments in subsidiaries have not been recorded.

d) Investments in the consolidated financial statements:

	March 31 - R$ thousand	
ASSOCIATED COMPANIES (investment in total capital)	2002	2001
• IRB - Brasil Resseguros S.A. – (15.40%)	165,142	107,305
• Tigre S.A. – Tubos e Conexões – (17.81%)	97,556	97,803
• CP Cimento e Participações S.A. – (12.48 %)	48,578	48,578
• Marlim Participações S.A. – (11.53%)	27,771	31,738
• NovaMarlim Participações S.A. – (17.17%) (1)	22,100	-
• American Bank Note Company Gráfica e Serviços Ltda.– (22.50%)	16,449	16,449
• BUS Holding S.A. (2)	-	334,255
• Other associated companies	69,144	42,529
Total in associated companies	446,740	678,657
• Other investments (3)	514,868	293,923
• Tax incentives	282,118	227,100
• Allowance for losses (4)	(337,999)	(374,429)
Total consolidated investments	905,727	825,251

(1) Investment acquired in December 2001;

(2) The company was proportionately consolidated as of March 2002, pursuant to Brazilian Monetary Council (CMN) Resolution 2.723 and Brazilian Securities Comission (CVM) Instructions 247.

(3) Includes the investment in Banco Espirito Santo, acquired in March 2002 in the sum of R$ 173.820 thousand and other investment originating from Banco Mercantil de São Paulo in the sum of R$173.820 thousand.

(4) The provision for losses include provision for tax incentives in the amount fo R$ 222.851 thousand is calculated in accordance with the realization expectations of these investments.

Notes to the Financial Statements

e) Following we present the movement of investments abroad for the period January 1 through March 31, 2002.

R$ thousand

Investiments	Balance 12.31.2001	Balance Acquired Institutions	Exchange Valluation	Equity	Balance 3.31.2002
Bradesco – New York	305,862	–	422	1,574	307,858
Bradesco – Grand Cayman	700,094	–	965	30,192	731,251
Bradesco Securities	3,236	–	4	(291)	2,949
BCN – Grand Cayman	249,627	–	345	12,673	262,645
Boavista Nassau – Grand Cayman - Banking	73,305	–	102	6,740	80,147
Bradesco Argentina	70,145	–	(46,686)	19,906	43,365
Bradesco Argentina Seguros	30,174	–	(19,988)	18,199	28,385
Mercantil – New York	–	27,297	–	–	27,297
Mercantil – Grand Cayman	–	175,840	–	–	175,840
Mercantil – Londres	–	34,694	–	–	34,694
Finasa Holding	–	142,526	–	–	142,526
Total	1,432,443	380,357	(64,836)	88,993	1,836,957

9. FIXED ASSETS

Fixed assets are recorded at price-level restated cost up to December 31, 1995. Accumulated depreciation is calculated using the straight-line method, based on annual rates that consider the economic useful lives of the assets, which are present below:

March 31, 2002 - R$ thousand

	Cost	Depreciation	Rate%
Land and buildings in use			
- Buildings	1,289,845	(625,840)	4%
- Land	701,723	–	–
Facilities, furniture and equipment	1,872,397	(953,882)	10%
Security and communication systems	145,220	(61,590)	10%
Data processing systems	1,118,391	(906,034)	20 a 50%
Transport systems	15,547	(7,935)	20%
Banco Postal – Right of use (*)	198,515	–	–
Others	60,162	–	–
Total	5,401,800	(2,555,281)	-

(*) Relating to the acquisition of the Right of Use of 5,299 Branches of the Post Office's Postal Network called "Banco Postal" (Postal Bank). Bradesco will have until December 31, 2003 to deploy the services in the last unit. After this period Bradesco will have a further five (5) years for the use of the respective Right of Use. Amortization will take place by unit, from the start of its activities until the end of the contractual term. A total of 37 Banco Postal branches were inaugurated up to March 31, 2002.

Bradesco Organization's land and buildings in use present a non-recorded increment of R$1,127,273 thousand based on appraisal reports prepared by independent experts, in 1999, 2000 and 2001, in the amounts of R$ 890,800 thousand, R$ 40,976 thousand in 2000 and R$ 195,497 thousand in 2001, respectively.

The fixed asset ratio in relation to consolidated stockholders' equity, calculated in accordance with BACEN determinations is 51.17% in the consolidated total and 64.03% financial consolidated, considering that the maximum limit established is 70%.

10. LIABILITIES FOR DEPOSITS, MONEY MARKET REPURCHASE COMMITMENTS, DEBT SECURITIES, BORROWINGS AND ONLENDINGS

a) Deposits, money market repurchase commitments, debt securities, borrowings and onlendings.

March 31 - R$ thousand

	From 1 to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	Over 3 years	Total
• Demand deposits	8,126,132	–	–	–	–	–	–	8,126,132
• Savings deposits	18,336,706	–	–	–	–	–	–	18,336,706
• Interbank deposits	21,074	861	12,146	14,382	20,074	17,461	–	85,998
• Time deposits	2,457,342	1,142,426	983,302	2,807,061	6,075,248	5,780,126	139,868	19,385,373
• Money market repurchase commitments	12,517,458	32,553	22,916	255,843	384,223	897	1,964	13,215,854
• Debt securities (1)	481,655	333,587	799,877	653,180	1,827,407	741,062	5,389	4,842,157
• Borrowings and onlendings – abroad	2,303,072	813,781	890,340	1,758,077	1,968,274	785,309	14,044	8,532,897
• Borrowings and onlendings – local (2)	332,885	193,657	137,324	396,300	745,789	2,246,820	2,145,578	6,181,699
Total as of March 31, 2002	44,576,324	2,516,865	2,845,905	5,868,189	11,021,015	9,571,675	2,306,843	78,706,816
%	56.6	3.2	3.6	7.5	14.0	12.2	2.9	100.0
Total as of March 31, 2001	39,329,421	2,193,043	2,042,649	4,249,305	7,521,291	8,190,913	1,805,163	65,331,785
%	60.2	3.4	3.1	6.5	11.5	12.5	2.8	100.0

Notes to the Financial Statements

b) Securities issued abroad (1)

March 31, - R$ thousand

	From 1 to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	Over 3 years	Total
• C Bond	15,473	-	-	-	-	-	-	15,473
• Commercial Papers	-	2,932	588,762	22	2,324	10,456	-	604,496
• DCB Bond	64,140	-	-	-	-	-	-	64,140
• EI Bonds	55,131	-	-	-	-	-	-	55,131
• Eurobonds	147,579	-	-	335,896	1,045,260	347,955	-	1,876,690
• Euronotes	35,707	-	-	-	-	-	-	35,707
• Fixed Rate Euro Note	-	512	72,489	51	396,312	22,779	5,389	498,532
• MTN Program Issues	-	232,011	-	-	-	220,951	-	452,962
• Others	61,388	49,017	-	60,331	25,459	533	-	196,728
Total as of 2002	379,418	284,472	661,251	396,300	1,470,355	602,674	5,389	3,799,859
%	10.0	7.5	17.4	10.4	38.7	15.9	0.1	100.0
Total as of 2001	675,518	225,101	703,601	419,022	995,759	613,969	251,750	3,884,720
%	17.4	5.8	18.1	10.8	25.6	15.8	6.5	100.0

(1) Comprises funds obtained from overseas banks and official institutions, from the use of securities on the international market (Eurobonus) and Resolution 2770/2000 of the National Monetary Council (CMN), for onlendings to local clients, maturing in monthly installments until 2004 with financial charges paid six monthly, equivalent to the libor or prime rate, plus the spread, for financing foreign exchange operations, purchase and sale of foreign currency, discounts on export bills, pre-financing for exports and financing imports, mainly in the short term.
(2) Represented funds obtained from official institutions for onlending to local customers, maturing up to 2021.

11. OTHER LIABILITIES - SUNDRY

March 31 - R$ thousand

	CURRENT AND LONG TERM	
	2002	2001
Provision for accounts payable	771,894	648,262
Provision for contingent liabilities (Civil and labor) (Note 12)	770,101	782,180
Sundry creditors (1)	1,355,285	1,630,131
Liabilities from the purchase of assets and rights	352,807	282,186
Liabilities under official operation agreements	109,202	81,413
Others	180,448	156,250
Total	3,539,737	3,580,422

(1) Sundry creditors (BRADESCO CONSOLIDATED) refers mainly to liabilities with suppliers of goods and services amounting R$ 582,174 thousand (March 31, 2001 - R$ 411,068 thousand).

12. CONTINGENT LIABILITIES

Organização Bradesco has been judicially challenging the legality of certain taxes and contribuitions, which are totally provided for, in spite of the likelihood of a favorable outcome in the medium and long-term, in the opinion of its legal advisors. Bradesco also participates, in the capacity of defendant, in judicial proceedings (labor and civil), although, Management considers that possible unfavorable judgment in relation to these proceedings will not have relevant effect on the financial situation or on the results of its operations. The provisions, segregated by nature, are:

March 31 - R$ thousand

	2002	2001
Labor lawsuits	498,361	462,455
Civil suits	271,740	319,725
Subtotal	770,101	782,180
Tax suits	2,422,851	2,062,670
Total	3,192,952	2,844,850

13. SUBORDINATED DEBT

In accordance with the definitions of Central Bank of Brazil Resolution 2837/2001, in December 2001, Subordinated Debts were issued with the following caracteristics:

R$ thousand

Paper	Issue	Value of Operation	Maturity	Remuneration	Book Value at March 31, 2002 de 2002
Subordinated Debt	december/2001	353,700	2011	U.S. Government Securities 5.5% p.a.	353,008
Subordinated Debentures	december/2001	600,000	2008	IDC + 0.75% p.a.	626,637
Subordinated Bank Deposit Certificates	march/2002	549,000	2012	100% of ID overnight rate	529,622
Total	-	1,502,700	-	-	1,509,267

Notes to the Financial Statements

14. STOCKHOLDERS' EQUITY (PARENT COMPANY)

The Capital Stock, totally subscribed and paid up, is divided into nominative book-entry stocks, with no par value, as follows:

	March 31	
	Outstanding Shares	
	2002	2001
Common	729,140,590,385	733,319,190,385
Preferred	708,537,611,452	712,117,011,452
Total	**1,437,678,201,837**	**1,445,436,201,837**

The preferred stocks have no voting rights but are entitled to all of the rights and advantages attributed to common stocks and, in conformity with the Bank's Bylaws, have priority in repayment of capital and 10% (ten percent) additional interest on own capital and/or dividends, in accordance with the provisions of item 1 Article 17 of Law 6404/76, with the new text provided under law 9457/97.

In conformity with the Bank's Bylaws, the stockholders are entitled to interest on own capital and/or dividends that total at least 30% of net income for the year, adjusted in accordance with the Brazilian Corporation Law.

Interest on own capital is calculated on stockholders' equity accounts and limited to the long term interest rate (TJLP) variance, subject to the existence of profits computed prior to its deduction or of retained earnings and profits reserves, in an amount equal to or double its value.

The policy adopted by Banco Bradesco S.A. is to distribute during the entire year the sum of interest over own capital, verified according to the criteria mentioned, and to compute it the minimum mandatory dividend, net of Income Withholding Tax.

The interest on own capital, paid and proposed during the periord, correspond, per lot of 1,000 stocks, to R$ 0.1710259 (R$ 0.1453720 net of Withholding Tax), which include the surtax of 10% for preferred stock and R$ 0.1554781 (R$ 0.1321564 net of Withholding Tax) for common stock.

Changes in stockholders' Equity for the period January 1 through March 31, 2002, may be summarized as follows:

	R$ thousand	
	2002	2001
• Opening balances	9.767.946	8.092.202
• Increase in capital	–	400.500
• Premium on the subscription of stocks and Acquisition of own shares	(32.909)	7.435
• Net income	425.206	420.367
• Interest on own capital (paid and proposed)	(234.545)	(181.519)
• Total	9.925.698	8.738.985

The Special Stockholders' Meeting of March 14, 2002 resolved to cancel 7,758,000,000 registered book-entry shares, with no par value of which 4,178,600,000 are commom shares and 3,579,400,000 preferred shares, existing in tresury stock, corresponding to its Capital Stock, without the decrease thereof, acquired by the Company on the basis of the decisions of its Board of Directors, in its meeting of April 6, September 5 and December 3, 2001.

Notes to the Financial Statements

15. TRANSACTIONS AND BALANCES WITH SUBSIDIARIES AND AFFILIATES (DIRECT AND INDIRECT)

The transactions with subsidiaries and associated companies were performed under average market terms and prices at the time of the transaction and are summarized below:

				March 31 – R$ thousand
	2002		2001	
	Assets (Liabilities)	Income (expenses)	Assets (Liabilities)	Income (expenses)
Interest on own capital and dividends (a)				
União de Comércio e Participações Ltda.	-	-	325,900	-
Bradesco Seguros S.A.	455,538	-	327,906	-
Banco BCN S.A.	83,494	-	79,000	-
Bradesco Leasing S.A. Arrendamento Mercantil	10,023	-	20,485	-
Other Subsidiaries and Affiliates	2,149	-	15,225	-
Exchange purchase pending settlement (b)				
Banco BCN S.A.	31,457	601	51,617	194
Pre-export operations (c)				
Banco BCN S.A. Ag. Grand Cayman	90,716	825	135,380	10,189
Banco Boavista Interatlântico S.A.	413,387	7,101	28,424	349
Banco Baneb S.A.	-	-	10,226	164
Other Subsidiaries and Affiliates	-	17	-	-
Liabilities from purchase of foreign exchange (d)				
Banco BCN S.A.	(31,483)	(548)	(51,497)	-
Demand deposits				
Bradesco Leasing S.A. Arrendamento Mercantil	(1,232)	-	(4,398)	-
Banco BCN S.A. – Grand Cayman branch	(20,113)	-	(19,280)	-
Bradesco Vida e Previdência S.A.	(8,574)	-	(9,933)	-
Other Subsidiaries and Affiliates	(4,489)	-	(2,705)	-
Time deposits				
Banco BCN S.A. – Abroad	(546,391)	(10,625)	(450,789)	(9,836)
Banco Boavista Interatlântico S.A. – Abroad	(222,681)	(1,642)	(161,086)	(708)
Bradesco Seguros S.A.	(37,719)	(1,104)	(13,684)	(150)
Bradesco Argentina de Seguros S.A.	(23,194)	(315)	(20,000)	(115)
Boavista Banking Ltd.	(27,890)	(14)	-	-
Other Subsidiaries and associated companies	(16,425)	(726)	(4,909)	(48)
Borrowings/Investments in Interbank Deposits (e)				
Borrowings				
Bradesco Leasing S.A. Arrendamento Mercantil	(612,182)	(26,362)	-	-
Banco BEA S.A.	(66,223)	(1,227)	-	-
Other Subsidiaries and associated companies	-	-	-	(3,174)
Investments				
Banco BCN S.A.	1,225,121	48,305	1,161,743	24,452
Bradesco Leasing S.A. Arrendamento Mercantil	-	-	179,695	6,359
Banco Mercantil de São Paulo S.A.	534,983	-	-	-
Banco Boavista Interatlântico S.A.	-	-	501,741	1,869
Banco Baneb S.A.	-	-	828,621	26,764
Continental Banco S.A.	2,518,061	101,265	-	-
Other Subsidiaries and associated companies	-	19	-	34,698
Borrowings/Investments in the money market (f)				
Borrowings				
Bradesco S.A. – CTVM	(45,105)	(2,103)	(6,651)	(322)
Latasa S.A.	-	-	(7,034)	(175)
Banco Mercantil de São Paulo S.A.	(490,248)	-	-	-
Banco BCN S.A.	(67,705)	(466)	-	(203)
Cia. Brasileira de Meios de Pagamento – VISANET	(7,032)	-	(11,984)	(279)
Other Subsidiaries and associated companies	(13,684)	(1,167)	(3,351)	(113)
Investments				
Banco BCN S.A.	1,751,531	66,818	1,697,339	46,732
Banco Baneb S.A.	81,999	4,612	872,677	23,170
Banco BEA S.A.	195,099	3,555	-	-
Banco Boavista Interatlântico S.A.	-	67	1,897,655	18,721
Banco das Nações S.A.	95,697	3,899	82,025	1,485
Other Subsidiaries and associated companies	-	3	-	4
Securities cleaning accounts (Swap) (g)				
Banco BCN S.A.	-	-	54,791	33,333
Other Subsidiaries and associated companies	(2,412)	693	(2,007)	(777)
Borrowings and onlendings - Abroad (h)				
Banco BCN S.A.	(223,832)	(2,178)	(42,679)	(510)
Banco Boavista Interatlântico S.A.	-	-	(7,229)	(33)
Other Subsidiaries and associated companies	(3,616)	(44)	(486)	(5)

171

Notes to the Financial Statements

March 31 - R$ thousand

	2002		2001	
	Assets (Liabilities)	Income (expenses)	Assets (Liabilities)	Income (expenses)
Reimbursement of costs (i)				
Bradesco Leasing S.A. Arrendamento Mercantil	96	287	2,735	2,793
Services (j)				
Scopus Tecnologia S.A.	(1,055)	(16,889)	(72)	(2,995)
CPM Comunic., Proces. e Mec. de Automação Ltda.	(280)	(9,923)	(2,388)	(17,595)
Other subsidiaries and associated companies	(10)	27	-	67
Rents				
ABS-Empreend. Imob., Partic. e Serviços S.A.	-	(12,793)	-	(12,807)
Bradesco Vida e Previdência S.A.	-	(2,066)	-	(1,268)
Bradesco Seguros S.A.	-	(1,302)	-	(1,679)
Other subsidiaries and associated companies	-	(2,074)	-	(1,985)
Securities (k)				
Banco BCN S.A.	450,942	9,911	426,819	-
Banco Boavista Interatlântico S.A.	-	-	38,314	176
Interbank onlendings (l)				
Banco Baneb S.A.	-	-	(50,289)	(1,244)
Banco BEA S.A.	(46,804)	(204)	-	-
Health plans				
Bradesco Seguros S.A.	-	(29,763)	-	(26,069)
Pension plans				
Bradesco Vida e Previdência S.A.	-	(22,750)	-	(21,642)

a) Interest on Own Capital
Refers to interest on own capital/dividends declared by the companies.

b) Foreign Exchange Purchased to Settle
Refers to operations with the foreign exchange portfolio on the interbank market for immediate liquidation.

c) Pre-Export Operations
Overseas credit line, for financing exports in Brazil, with charges equivalent to foreign currency variation and interest charged on the international market.

d) Liabilities from the Purchase of Foreign Exchange
Refers to liabilities from the purchase of foreign exchange, being the corresponding entry for foreign exchange purchased pending settlement.

e) Interbank Deposits
Interbank funds applied - Interbank deposits of related companies, with fees equivalent to those for CDI - Interbank Certificates of Deposit.

f) Borrowings/Investments in the Money Market
Refers to repurchase and/or resale to settle, from committed operations, tied to public securities, with rates equivalent to over-night rates.

g) Securities Cleaning Accounts
Refers to differential amounts receivable and payable from Swap operations.

h) Borrowings and Onlendings
Refers to overseas borrowings, obtained in foreign currency, for financing exports, with charges equivalent to foreign currency variation and interest charged in the international market.

i) Reimbursement of Costs
Reimbursement of costs by Bradesco Leasing S.A. Arrendamento Mercantil, to Banco Bradesco S.A. for the use of its network of branches for contracting lease operations.

j) Services
Refers to the contract with Scopus Tecnologia S.A. for maintenance of computer equipment, and the contract with CPM Comunicação, Processamento e Mecanismos de Automação Ltda., for maintenance of data processing systems.

k) Securities
Refers to investments in overseas securities - Fixed Rate Euronotes and Eurobonds, with foreign currency variation and interest equivalent to those for placement of securities on the international market.

l) Interbank onlendings
Liabilities form interbank onlendings - rural credit funds, with charges equivalent to those for this type of operation.

Notes to the Financial Statements

16. FINANCIAL INSTRUMENTS

a) Risks and Risk Management

The main risks related to financial instruments, resulting from the Bank's and its subsidiaries' business are: the credit risk; market risk; liquidity risk and capital risk. The management of these risks is a process that involves different levels of the Organization and covers a gamut of policies and strategies. The risk management policies are, in general, conservative, seeking to limit absolute loss to the minimum possible.

Credit Risk

Credit risk is the risk arising from the possibility of loss resulting from the non-receipt of adverse parties or creditors of amounts contracted. Credit risk management requires a high level of discipline and control in terms of the analyses and operations conducted, preserving the integrity and independence of processes.

The credit policy is designed to provide security, quality and liquidity in asset investments, and speed and profitability of operations, minimizing the risks inherent to any credit operation. It also provides orientation on the establishment of operational limits and/or the extension of the Organization's credit. The Credit Department and Committees installed in the Corporate Head Office assume a fundamental role in the execution of the Credit Policy, deciding on operations above the branch limits and monitoring this core strategic activity with security. Operations are diversified, widely distributed and focused on Individuals and Companies that present creditworthiness and good standing, and it is always sought to support the operations with guaranties that are consistent with the risks assumed, considering purposes and terms of the credit extended. With the objective of facilitating and expediting the entire credit process, and analyzing and issuing opinions, automated credit granting decision support systems were developed and continue to be constantly improved. The analysis of operations involving less significant sums is conducted by "Credit Scoring" systems, thereby permitting faster decisions with security levels. Decisions are based on parameters that govern sound credit granting analysis and abide by the branch limits defined by the Banks Credit Policy.

Market Risk

Market risk is linked to the possibility of loss due to rate fluctuations relating to unhedged terms, currencies and indices of the Bank's Asset and Liability portfolio. The financial market rigorously monitors this risk in order to avoid loss to institutions. In Bradesco the market risks are managed through methodologies and models that are in agreement and consistent with the domestic and international market reality, permitting the Organization's strategic decisions to be implemented expeditiously and with a high level of confidence. The Organization's policy, in terms of exposure to market risks, is conservative. The VaR (Value at Risk) limits defined by senior Management and observance thereof are monitored daily by an area that is independent from portfolio management. The methodology used to determine VaR has a high reliability level of 97.5%. The volatilities and correlations used by the models are calculated on the basis of statistical bases and are used in processes adopted with a prospective view, in accordance with economic studies. The methodology applied and the existing statistical models are validated daily using backtesting

	March 31 - R$ thousand	
Risk Factors	2002	2001
Pre-fixed	8,107	3,548
Exchange coupon	53,742	10,488
Foreign currency	76,788	3,197
Variable income	23	183
Correlated effect	(59,126)	(6,665)
VaR (Value at Risk)	**79,534**	**10,751**

173

Notes to the Financial Statements

Additionally, a daily Gap Analysis is undertaken, which measures the effect on the portfolio of the movement in the internal interest rate curve and foreign exchange coupon curve (difference in interest paid over the foreign exchange variation). Complementing the monitoring, control and management of market risks, in compliance with Central Bank Regulations, daily verification is conducted of the value at risk of pre-fixed and foreign exchange positions of the Organizations total portfolio, as well as the resulting capital requirement.

Liquidity Risk

Liquidity risk management is designed to control the different unhedged liquidation terms of the Institution's rights and obligations. Knowledge and monitoring of this risk is crucial, especially to enable the Organization to settle transactions in a timely and secure manner. At Bradesco, liquidity risk management involves a set of controls, principally in relation to the establishment of technical limits, and the positions assumed are constantly evaluated.

Capital Risk

Capital risk management within the organization aims to optimize the risk return ratio as a way of minimizing losses, through well-defined business strategies, seeking greater efficiency in the composition of factors that impact on the Solvency Ratio (Basle).

March 31, 2002 - R$ thousand

Calculation basis - Solvency Ratio (Basle):	BRADESCO CONSOLIDATED Financial (1)	Economic Financial (2)
Adjusted stockholders' equity	11,568,173	11,535,381
Total weighted risk	76,100,650	85,090,034
Weighted assets	73,512,366	82,485,340
Weighted memorandum accounts	2,588,284	2,604,694
Solvency ratio in 2002	15.20%	13.56%

(1) Consolidated financial statements considering only companies from the financial sector.

(2) Consolidated financial statements considering companies from the financial sector, insurance, private pension plans, special savings, other activities and companies proportionally consolidated.

b) Market Value

The book value, net of the valuation allowances of the core financial instruments and the respective market value, at March 31, 2002, are summarized as follows:

R$ thousand

	Book Value	Market Value	Potential Gain/ (Loss)
Assets:			
Securities (1)	38,368,627	39,116,592	747,965
Credit Operations and Leasing	40,128,962	40,125,911	(3,051)
Investments (2)	905,727	1,039,711	133,984
Liabilities:			
Time Deposits	19,385,373	19,388,742	(3,369)
Funds from Security Issues	4,842,157	4,856,552	(14,395)
Liabilities for Loans and Onlendings	14,714,596	14,710,102	4,494
Total	-	-	865,628

(1) On November 8, 2001, Central Bank issued Circular 3,068, which alters the recording criteria for securities, classifying them in three levels: securities for trading, securities available for sale and securities held to maturity. The circular defines that securities for trading and securities available for sale shall be adjusted by market value, recording the appreciation or devaluation for securities for trading in the income statement and for securities available for sale in a separate stockholders' equity account. The securities held to maturity shall be valued only at their purchase price plus the income earned. As determined by the cited circular, the effects of these adjustments will be accounted for as of June 30, 2002 (Central Bank Circular 3,082 issued on January 30, 2002) with the initial adjustment recorded in a retained earnings account in stockholders' equity.

(2) Does not consider the surplus value in investments in subsidiaries and associated companies.

Notes to the Financial Statements

Determination of the market value of Financial Instruments:

- Securities and Investments: The market value is based on the market price quotation on the balance sheet date. In the absence of a market prices quotation, the amounts are estimated on the basis of dealer quotations, price definition models, quotation models or price quotations for instruments with similar quotations;

- Pre-fixed Credit Operations: The market value was calculated by means of discount from the estimated cash flows, adopting interest rates that correspond to our interest rates for new contracts with similar characteristics practiced on the balance sheet date;

- Time Deposits, Debt securities and Borrowings and Onlendings: The market values of operations were calculated by discounting the difference between the cash flows under the contractual conditions and the rates practiced in the market on the balance sheet date;

c) Derivatives

The derivatives generally represent future commitments for exchanging currencies or indices, or purchase or sale of other financial instruments in accordance with the terms specified in the contracts. Under option contracts, the buyer is entitled, but not obliged, to purchase or sell a financial instrument at a specific strike price in the future.
The values of instruments recorded in balance sheet and memorandum accounts at March 31; 2002, are summarized below:

Notes to the Financial Statements

R$ thousand

	Overall value	Net value
Futures contracts	14,876,550	3,402,270
Purchase commitments:		
- Interbank market	3,344,847	-
- Foreign currency	2,392,293	-
- Others	3,995	3,995
Sales commitments:		
- Interbank market	3,512,762	167,915
- Foreign currency	5,622,653	3,230,360
Options contracts	96,739	92,065
Purchase commitments:		
- Foreign currency	79,250	76,913
Sales commitments:		
- Foreign Currency	2,337	-
- Other	15,152	15,152
Forward contracts	1,741,500	1,650,500
Purchase commitments:		
- Interbank market	1,696,000	1,650,500
Sales commitments:		
- Interbank market	45,500	-
Swaps contracts		
Asset position:	18,205,501	8,883,202
- Interbank market	6,578,194	-
- Prefixed	1,914,277	513,881
- Foreign currency	571,482	-
- Referential rate – TR	720,092	-
- Selic	8,310,713	8,310,713
- Others	110,743	58,608
Liability position:	17,726,421	8,404,122
- Interbank market	10,052,162	3,473,968
- Prefixed	1,400,396	-
- Foreign currency	4,737,337	4,165,855
- Referential rate – TR	1,484,391	764,299
- Others	52,135	-

The derivatives include operations falling due in D+1, to be settled in the currency of March 31, 2002.

Amounts related to swap contracts are recorded in securities clearing accounts and outstanding amounts receivable, under other receivables, and total R$ 584,084 thousand, and amounts payable, fully recorded as a provision under Other Liabilities, total R$ 105,004 thousand.

• Futures, option and swap and time contracts, mature as follows:

R$ thousand

	1 to 90 days	91 to 180 days	181 to 360 days	Over 360 days	Total
Futures contracts	9,180,070	861,894	2,576,989	2,257,597	14,876,550
Option contracts	92,083	3,173	561	922	96,739
Forward contracts	691,500	140,000	335,000	575,000	1,741,500
Swap contracts	3,279,664	1,862,939	3,363,195	9,115,619	17,621,417

17. EXCHANGE RESULT

In order to show the net overall result of this segment, we present as follows the breakdown of the Exchange Result and some adjustments made for the better presentation of the actual result:

March 31 – R$ thousand

	2002	2001
Exchange income	855,402	858,550
Exchange expenses	(525,858)	(352,480)
Result of exchange operations	329,544	506,070
Adjustments:		
- Income from export financing (1)	1,526	4,376
- Income from foreign currency financing (1)	61,690	128,626
- Income from investments abroad	5,441	11,582
- Expense from Foreign securities	(1,703)	(5,313)
- Expenses from obligations with bankers abroad (2)	(265,828)	(571,316)
Adjusted result of exchange operations	130,670	74,025

(1) Refers to export financing and foreign currency financing, classified as Income from credit operations in the Statement of Income.

(2) Refers to obligations with banks abroad regarding resources for financing foreign exchange contracts advances and import financing, classified as expenses from Borrowings and Onlendings.

Notes to the Financial Statements

18. COMMISSIONS AND FEES

	March 31 - R$ thousand	
	2002	2001
Checking account	195,097	205,753
Collections	127,518	133,262
Asset management services	123,544	151,148
Credit cards	146,158	128,268
Credit operations	86,718	77,301
Interbank fees	56,398	53,024
Taxes received	35,708	36,312
Others	89,427	109,805
Total	**860,568**	**894,873**

19. ADMINISTRATIVE EXPENSES

	March 31 - R$ thousand	
	2002	2001
Third party services	140,878	112,644
Communication	118,341	87,971
Depreciation and amortization	90,107	97,272
Financial system services	74,126	77,000
Transport	67,633	57,743
Data processing	53,400	55,286
Advertising and publicity	47,785	38,816
Rent	38,414	40,654
Maintenance and repairs	48,011	45,714
Materials	32,076	33,323
Others	132,890	185,820
Total	**843,661**	**832,243**

20. OTHER OPERATING INCOME

	March 31 - R$ thousand	
	2002	2001
Other financial income	104,422	84,383
Reversal of other operating provisions	24,832	25,985
Income from recovery of charges and expenses	27,913	50,313
Gain on sale of goods	29,907	19,620
Other	67,238	146,443
Total	**254,312**	**326,744**

21. OTHERS OPERATING EXPENSES

	March 31 - R$ thousand	
	2002	2001
Other Financial Expenses	172,571	146,100
Expenses from sundry losses	49,227	44,237
Goodwill amortization	37,526	40,038
Cost of services	70,636	43,820
Expenses for other operating provisions	21,000	6,000
Other	105,775	130,986
Total	**456,735**	**411,181**

22. NON-OPERATING RESULTS

	March 31 - R$ thousand	
	2002	2001
Recording/reversal of non operational provisions	(30,857)	(21,181)
Profit/loss on disposal of assets and investments	(10,613)	(3,155)
Income from rents	1,780	1,534
Other	10,363	8,077
Total	**(29,327)**	**(14,725)**

Notes to the Financial Statements

23. EMPLOYEE BENEFITS

In compliance with the requirement of Deliberation 371 of CVM, we present the following information:
Banco Bradesco and its subsidiaries do not maintain:
- Dismissal benefits;
- Stock options and equivalent securities;
- Long-term benefits; and
- Post employment, except the private pension plans, which we describe as follows:

Banco Bradesco and its subsidiaries have supplementary pension plans for their employees and directors, defined contribution and defined benefit modes, managed by Bradesco Vida e Previdência S.A. and Boavista Prev - Fundo de Pensão Multipatrocinado (for former employees of Boavista) as well as by Fundação Baneb de Seguridade Social - BASES (for former employees of Banco Baneb) and by Caixa de Previdência dos Funcionários do Banco BEA S.A. - CABEA (relating to BEA employees) which are fully covered by technical reserves.

The subsidiaries Banco Baneb S.A. and its subsidiaries are sponsors of the supplementary pension plan, of defined benefits, through Fundação Baneb de Seguridade Social - BASES (relating to former Baneb employees), and Caixa de Previdência dos Funcionários do Banco BEA S.A. - CABEA (relating to BEA employees), wich amounts are irrelevant.

The guaranteeing for private pension plans are invested according to the pertinent legislation (public and private securities, shares of publicly held companies and real estate).

Expenses with contributions made during the period totaled, on March 31 R$ 32,149 thousand (March 31, 2001 - R$ 33,304 thousand).

24. INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges:

	March 31 - R$ thousand	
	2002	2001
Income before income tax and social contribution	619,199	528,253
Income tax and social contribution charges at the rates of 25% and 9%, respectively	(210,528)	(179,606)
Effect from additions and exclusions on the tax calculations:		
Investments in associated and subsidiary companies	(21,282)	43,191
Employee profit sharing	10,685	14,102
Non deductible expenses net of non-taxable income	(23,752)	(6,008)
Interest on own capital (paid and provided for)	79,745	61,716
Interest on own capital (received)	(321)	-
Other amounts	(409)	3,173
Income tax and social contribution for the period	**(165,862)**	**(63,432)**

b) Statement of income tax and social contribution account:

	March 31 - R$ thousand	
	2002	2001
Deferred taxes		
Recorded/realized during the period, on temporary additions	145,883	136,675
Recorded/Offset against opening balances for:		
Negative social contribution base	(2,308)	(3,140)
Tax loss	(24,200)	(25,317)
Recorded during the period for:		
Negative social contribution base	5,483	2,309
Tax loss	6,211	5,511
Subtotal	**131,069**	**116,038**
Current taxes		
Income tax and social contribution due	(296,931)	(179,470)
Subtotal	**(296,931)**	**(179,470)**
Income tax and social contribution for the period	**(165,862)**	**(63,432)**

178

Notes to the Financial Statements

c) Statement of income tax and social contribution credits:

	March 31 – R$ thousand	
	2002	2001
Provision for loans losses	1,723,039	1,403,627
Provision for civil contingencies	76,310	90,897
Provision for tax contingencies	471,606	377,875
Labor claims	169,128	149,005
Valuation allowance of securities and investments	439,663	351,915
Provision for devaluation of non operating assets	79,341	56,108
Tax losses and negative social contribution bases	467,693	443,776
Others	138,877	142,050
Deferred tax assets (Note 7b)	3,565,657	3,015,253
• Deferred tax assets on stockholders' equity	35.9%	34.5%
• Deferred tax assets on total assets	3.0%	3.1%

Deferred tax assets were recorded considering Bradesco's past profitability, and were classified as current and long-term assets, depending on expected realization. The realization of tax losses and negative contribution base is estimated within 3 years. The realization of the deferred tax from allowance for loan losses and allowance for securities and investments devaluation is estimated in 18 months. The remaining deferred tax from temporary additions have the realization estimated in 24 months. There are no deferred taxes from amortization of the premiums on investments in associated companies.

This includes the tax credit amounts of Banco Mercantil de São Paulo (Note 2f) which totaled R$ 380,096 thousand, substantially comprising a temporary difference of R$ 247,681 thousand and tax loss and social contribution negative basis of R$ 132,415 thousand.

25. RECLASSIFICATION FOR COMPARISON PURPOSES

For a better comparison of the financial statements, reclassifications were made in the balances of March 31, 2001, for adequacy of account procedures/classifications in the period.

			R$ thousand
	Previous publication	Reclassifications	Reclassified
ASSETS			
Current and long term assets			
Securities - Own portfolio (1)	15,100,131	1,135,622	16,235,753
Securities - Valuation allowance (1)	(470,345)	(192,427)	(662,772)
PERMANENT ASSETS			
Investment in affiliates and subsidiaries – Domestic (1)	571,352	107,305	678,657
Other investments (1)	1,763,950	(1,242,927)	521,023
Allowance for losses (1)	(566,856)	192,427	(374,429)
Other fixed assets (2)	2,515,695	251,664	2,767,359
Accumulated depreciation (2)	(2,094,705)	(144,561)	(2,239,266)
Organization and expansion costs (2)	1,013,352	(251,664)	761,688
Accumulated amortization (2)	(563,720)	144,561	(419,159)
TOTAL ASSETS	96,902,152	-	96,902,152

			R$ thousand
	Previous publication	Reclassifications	Reclassified
INCOME FROM FINANCIAL INTERMEDIATION	5,208,052	16,006	5,224,058
Credit operations (3)	2,968,932	16,006	2,984,938
OTHER OPERATING INCOME (EXPENSES)	(1,001,680)	(16,006)	(1,017,686)
Other administrative expenses (4)	(837,046)	4,803	(832,243)
Other operating expenses (3) (4)	(390,372)	(20,809)	(411,181)
NET INCOME	420,367	-	420,367

(1) Transfer of guaranteeing stocks of technical reserves of insurance, special savings and private pension companies, and respective valuation allowances from permanent assets to current assets.

(2) Transfer of improvement expenses and respective amortizations on third-parties properties from deferred charges to fixed assets.

(3) Reclassification of expenses with discounts granted in Credit Operation renegotiations to Other Operating Expenses, in accordance with Central Bank of Brazil Circular Letter 2988 of December 4, 2001.

(4) Reclassification of goodwill amortization of premium expense from other administrative expenses to other operating expenses.

Notes to the Financial Statements

26. CASH FLOW STATEMENT

To better inform the users of the financial statements, we are presenting as follows the cash flow statement prepared on the basis of the indirect method. The information is presented in conformity with the definitions of the Accounting Chart for Institutions of the National Financial System (COSIF).

		March 31– R$ thousand	
		2002	2001
OPERATING ACTIVITIES			
NET INCOME		425,206	420,367
ADJUSTMENTS FOR RECONCILING NET INCOME TO NET CASH FROM (APPLIED IN) OPERATING ACTIVITIES:			
Allowance for loan losses		632,679	414,047
Allowance/reversal of losses in securities and investments		9,635	128,009
Variance of insurance, private pension plan, and special savings technical reserves		537,148	638,253
Depreciations and amortizations		130,749	138,071
Results of subsidiary and associated companies		(2,240)	2,359
Other		16,743	(1,710)
CHANGES IN ASSETS AND LIABILITIES:			
(Increase) reduction in interbank investments		(1,573,619)	1,185,157
(Increase) reduction in securities		1,550,037	(1,073,650)
(Increase) reduction in interbank relations		(631,790)	(851,727)
Increase in interdepartmental accounts		(399,222)	(613,082)
Increase in credit operations		(3,762,030)	(2,221,721)
(Increase) reduction in leasing operations		(74,507)	11,786
(Increase) reduction in insurance premium receivables		63,719	(68,664)
(Reduction) in other receivables		(4,487,009)	(404,898)
(Reduction) in other assets		(84,167)	(15,244)
Write off from the allowance for loan losses		(93,602)	(328,712)
(Reduction) increase in insurance, special savings and private pension plans technical reserves		133,483	(19,655)
Increase in other liabilities		3,623,226	395,577
(Reduction) increase in deferred income		30	(14,579)
NET CASH DERIVED FROM (APPLIED IN) OPERATING ACTIVITIES		(3,985,531)	(2,280,016)
INVESTMENT ACTIVITIES			
(Increase) reduction in compulsory deposits in the Brazilian Central Bank		(77,970)	947,607
Disposal of assets not for own use		16,551	26,280
Disposal of investments		344,683	87,978
Disposal of fixed assets		9,629	19,556
Disposal of leased assets		222	173
Reduction of deferred charges		1,963	8,281
Acquisition of assets not for own use		(76,478)	(43,768)
Acquisition of investments		(366,022)	(8,572)
Acquisition of fixed assets		(561,720)	(84,527)
Acquisition of leased assets		-	(545)
Deferred charges		(1,125,553)	(45,515)
Interest on own capital-dividends received		1,797	-
NET CASH (APPLIED) IN INVESTMENT ACTIVITIES		(1,832,898)	906,948
FINANCING ACTIVITIES			
(Reduction) increase in deposits		4,850,230	(684,573)
(Reduction) increase in money market repurchase commitments		(841,473)	93,457
Increase in debt securities		40,747	572,037
Increase in borrowings and onlendings		680,526	994,347
Capital increase		-	400,500
Premium on the subscription of stocks		-	7,435
Interest on own capital and dividends paid and/or accrued		(234,545)	(181,519)
Acquisitions of own stocks		(32,909)	-
Variance in the ownership interest of minority stockholders		208,359	3,411
NET CASH DERIVED FROM (APPLIED IN) FINANCING ACTIVITIES		4,670,935	1,205,095
REDUCTION IN CASH AND CASH EQUIVALENTS, NET		(1,147,494)	(167,973)
CHANGES IN NET CASH AND CASH EQUIVALENTS, NET	Beginning of period	3,085,787	1,341,653
	End of period	1,938,293	1,173,680
	Reduction of net cash and cash equivalents	(1,147,494)	(167,973)

Notes to the Financial Statements

27. OTHER INFORMATION

a) Restricted deposits refer to compulsory deposits in Central Bank of Brazil.

b) The net assets of the investment funds managed by Bradesco at March 31, 2002 total R$ 47.360.908 thousand (march 31, 2001 - R$ 40,813,601 thousand).

c) On October 18, 2001, the Central Bank of Brazil authorized Bradesco S.A. to acquire the totality of the shares representative of the capital of Banque Banespa International S.A., headquartered in Luxembourg.The operation was approved by the government authorities of that Grand Duchy on March 15, 2002.

d) Banco Bradesco S.A., together with Banco do Brasil S.A., Banco ABN AMRO REAL S.A. and Visa, signed a statement of principles with the purpose of creating a company focusing on the Social Benefits Voucher segment, with emphasis on food, meals and transport, and Third Party Administration Vouchers, with emphasis on fuel and toll, in the form of a plastic payment card with a magnetic strip and/or integrated microcircuit. The incorporation of the company will be processed with the preparatoin of final agreements, approved by the management bodies of the companies involved and other regulatory authorities, and the formalization of registrations and authorizations required by law.

e) On February 24, 2002, Banco Bradesco S.A., throught its subsidiary Banco BCN S.A., entered into a "Stock Purchase and Sale Agreement" with the stockholders' of Banco Cidade S.A., with the objectve of acquiring of its control. The transactions involves the purchase of the totality of the capital stock of Banco Cidade S.A.,for the amount of R$ 366 million, of which R$ 112 million will be subscribed by the Sellers in Subordinated Debt to be issued by Organização Bradesco. This operation is subject to the approval to the competent authorities and the conclusion of the due diligence, with the adjustment of the value of the transaction, if applicable. The transaction includes the subsidaries Banco Cidade - Administradora de Cartões e Serviços Ltda., Banco Cidade - Corretora de Valores Mobiliários e de Câmbio Ltda., Banco Cidade - Distribuidora de Títulos e Valores Mobiliários Ltda., Banco Cidade - Leasing Arrendamento Mercantil S.A., Cidade Capital markets Limited and the companies Cidade Asset Management Ltda. and Cidade Seguros Administradora e Corretora S/C Ltda.

José Roberto Aparecido Nunciaroni
TC - CRC 1SP073877/O-2

Opinion of the Audit Council

The members of the Audit Council of Banco Bradesco S.A., having performed a detailed review of the Management Report and Financial Statements for the first quarter/2002, in comparison with the accounting records and documents presented by the Board of Executive Officers, and the complete study and investigation of all the administrative acts and facts, relating to the cited period, declare the said documents to be perfectly regular and to express the true situation of the Company, opining for their approval by the Board of Directors of this Bank.

Cidade de Deus, Osasco, SP, April 26, 2002

Oswaldo de Moura Silveira
Ricardo Abecassis Espiríto Santo Silva
Sócrates Fonseca Guimarães

162

Independent Auditors' Report on Special Review

The Board of Directors and Stockholders
Banco Bradesco S.A.
Osasco -SP

We have performed a special review of the consolidated interim report of Banco Bradesco S.A. and its subsidiaries for the three-month period ended March 31, 2002, comprising the balance sheet, the statement of income and changes in financial position and the respective notes to the consolidated interim report, which were prepared in accordance with the accounting practices derived from the Brazilian Corporation Law.

Our review was performed in conformity with the specific rules established by the Brazilian Institute of Independent Auditors (IBRACON), jointly with the Brazilian Federal Accounting Council, and consisted mainly of: (a) inquiries and discussions with the managers responsible for the accounting, financial and operational areas of the Bank and its subsidiaries, regarding to the principal criteria adopted in the preparation of the interim reports; and (b) review of information and subsequent events that have or may have a relevant effect on the financial situation and operations of Banco Bradesco S.A. and its subsidiaries.

Based on our review, we are not aware of any significant modifications that should be made to the aforementioned consolidated interim report for it to be in conformity with accounting practices derived from Brazilian Corporation Law, applied in accordance with rules of the Brazilian Securities and Exchange Commission (CVM) specifically applicable to the preparation of interim reports.

The consolidated interim report for the three-month period ended March 31, 2001, presented for comparison purposes, which includes the balance sheet, the statement of income, changes in the financial position and respective notes to the consolidated interim report, was reviewed by us and other independent auditors, and based on our review and on the reports of other independent auditors related to the subsidiaries described in item 16 of note 2e, we issued our report dated May 7, 2001, without exception.

April 29, 2002

KPMG

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Marcelo Bessan	Alberto Spilborghs Neto
Accountant	Accountant CRC
CRC1SP129705/O-0	1SP167455/O-0

183

If you require anyfurther information, please contact:

The Board of Executive Officers

Luiz Carlos Trabuco Cappi
Executive Vice President and Investor Relation Director

Phone: # 55 11 3681-4011
FAX: # 55 11 3684-4630
E-mail: 4000.trabuco@bradesco.com.br

General Secretaria - Investor Relations

Jean Philippe Leroy
Investor Relations Technical Director

Cidade de Deus - Prédio Novo - 4º andar
CEP 06029-900 - Osasco - SP
Phones: # 55 11 3684-9229 and 3684-9231
FAX: # 55 11 3684-4570 and 3684-4630
E-mail: 4260.jean@bradesco,.com.br

www.bradesco.com.br

Cidade de Deus, Osasco, SP, 1º de fevereiro de 2002

Conselho de Administração

Presidente
Lázaro de Mello Brandão

Vice-Presidente
Antônio Bornia

Membros
Durval Silvério
Edson Borges
Dorival Antônio Bianchi
João Aguiar Alvarez
Denise Aguiar Alvarez Valente

Diretoria

Diretores Executivos

Diretor-Presidente
Márcio Artur Laurelli Cypriano

Diretores Vice-Presidentes
Ageo Silva
Décio Tenerello
Laércio Albino Cezar
Arnaldo Alves Vieira
Luiz Carlos Trabuco Cappi
Sérgio Socha
Julio de Siqueira Carvalho de Araujo

Diretores Gerentes
Armando Trivelato Filho
Carlos Alberto Rodrigues Guilherme
José Alcides Munhoz
José Guilherme Lembi de Faria
Luiz Pasteur Vasconcellos Machado
Milton Matsumoto
Ozias Costa
Cristiano Queiroz Belfort
Milton Almicar Silva Vargas
Sérgio de Oliveira
Odair Afonso Rebelato
Aurélio Conrado Boni

Diretores Departamentais
Adineu Santesso
Airton Celso Exel Andreolli
Alfredo Antônio Lima de Menezes
André Rodrigues Cano
Antônio Carlos Del Cielo
Candido Leonelli
Carlos Laurindo Barbosa
Carlos Roberto Parenti
Denise Pauli Pavarina de Moura
Domingos Figueiredo de Abreu
Douglas Tevis Francisco
Hélio Machado dos Reis
Jair Delgado Scalco
João Batistela Biazon
João Cariello de Moraes Filho
José Carlos Perri
José Luiz Rodrigues Bueno
Karl Heinz Kern
Kazuhiro Yano
Luiz Alves dos Santos
Luiz Fernando Ceruli
Luiz Fernando Peres
Marcos Bader
Mário Luiz Lancellotti
Milton Clemente Juvenal
Nelson Lopes de Oliveira
Osvaldo Corrêa Fonseca
Ricardo Dias
Roberto Elias Abud Squeff
Romulo Nagib Lasmar
Sérgio Alexandre Figueiredo Clemente
Sérgio Sztajn
Toshifumi Murata

Diretores Regionais
Ademar Monteiro de Moraes
Airton Martello
Alexandre da Silva Glüher
Altair Antônio de Souza
Aurélio Guido Pagani
Claudio Fernando Manzato
Edson Pereira dos Santos
Elias Rodrigues Malheiro
Idevalter Borba
João Ceschi Sobrinho
José Antônio Salmazi
Josué Augusto Pancini
Laércio Carlos de Araújo Filho
Luiz Carlos de Carvalho
Maria Eliza Sganserla
Paulo de Tarso Monzani
Paulo Ricardo da Silva Barra
Raimundo Nonato Ribeiro
Renaud Roberto Teixeira
Roberto José Barbarini
Sebastião Carlos Pereira da Silva
Siladelfo Rodrigues Guerra

Departamento de Contadoria Geral
José Roberto Aparecido Nunciaroni
TC-CRC 1SP073877/O-2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BRADESCO S.A.

Date: May 6, 2002

By: ______________________

Name: Luiz Carlos Trabuco Cappi

Title: Vice-President